2022 Annual Report

Dear Torrid Stockholders, We have navigated a year of retail challenges as consumers pulled back on discretionary spending and retailers experienced elevated inventory levels, which resulted in a higher promotional environment in 2022. In the face of this challenge, our team has accomplished a great deal in a short time. We have made changes throughout the organization, including adding new leadership in many parts of the Company. I believe that the changes we’ve made are essential to position us to generate profitable long-term growth. In 2022, we delivered an Adjusted EBITDA1 of $152.4 million, or 11.8% of net sales, despite being promotional to clear inventory, which demonstrates the strength of the Torrid brand and our ability to drive profitability. Our total customer base increased 2% to 3.9 million customers and our loyalty program grew to 3.7 million customers in 2022 and accounted for 95% of total sales. Our customers love the way our merchandise fits, as evidenced by our industry-leading return rate of just 10%, and we remain committed to delivering an assortment that is anchored in a compelling fit. Our primary focus for 2022 was on reigniting sustainable long-term growth. We brought on Tim Martin, our Chief Operating Officer and Chief Financial Officer; Hyon Park, Chief Technology Officer; Bridgett Zeterberg, Chief Human Resources Officer and Chief Legal Officer; we promoted Vivian Alhorn to Chief Marketing Officer; and we brought back Mark Mizicko as our Chief Commercial Officer. These new leaders have a wealth of experience from public and private retail as well as consumer-facing companies, and will be instrumental in bringing our teams into alignment to execute our strategic initiatives. We also invested in new technology across the business that will enable us to provide customers with a more seamless experience. In the distribution center, we put in place new technology that has increased our capacity and allows us to deliver product to our customer faster than ever before. 1 Please refer to " Management's Discussion and Analysis of Financial Condition and Results of Operations" of this 2022 Annual Report for further discussion regarding Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.

We know that new product consistently drives customer demand. We delivered new collections to her this year, with the successful relaunch of our Studio collection, the launch of our Festi collection, another collaboration with Betsey Johnson, and a refined focus on delivering more colors and fashion forward pieces that drove frequency and demand from our loyal customer base. Finally, we focused on expanding our customer base through the reengagement of inactive customers and the acquisition of new customers. We shifted our marketing efforts toward customer retention, bringing back lapsed customers, and reaffirmed our commitment to acquire new customers through our store channel. This year, these efforts allowed us to increase our active customer base. Overall, 2022 was a year of new insights, transformation, and laying the foundation for the continued success and expansion of the brand. We believe that the changes we made over the past year were crucial for our future expansion. As we look ahead to 2023, we will continue to expand our store footprint to drive customer file growth, deliver exciting merchandise to meet all of her closet’s needs, and strengthen our customer relationships.2 We recognize that customer loyalty is contingent on our ability to provide her with new and innovative merchandise that increases her purchase frequency. We intend to launch a steady stream of new collections across multiple categories in 2023 to pique her interest and increase her brand loyalty. We will continue to build on the positive feedback and customer interest generated by the introduction of our new products throughout the year. While there is much discussion in the retail industry about the macro environment ahead, we will maintain a laser-like focus on what we can control. We believe that the product and operational enhancements we’ve made will position us for success and allow us to focus on key areas that we know will drive the business, such as enhancing the customer experience, fostering productive customer file growth, and delivering exceptional products. I am thrilled to see our team continue to provide our customers with world-class fit and products that are truly life-changing, as well as an unmatched in-store customer experience. Sincerely, Lisa Harper, Chief Executive Officer 2 Please refer to “Forward-Looking Statements and Risk Factor Summary” and “Part I—Item 1A. Risk Factors” of this 2022 Annual Report for a description of the various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements in this 2022 Annual Report.

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EXECUTIVE MANAGEMENT* Lisa Harper CHIEF EXECUTIVE OFFICER Tim Martin CHIEF OPERATING OFFICER and CHIEF FINANCIAL OFFICER Vivian Alhorn CHIEF MARKETING OFFICER Mark Mizicko CHIEF COMMERCIAL OFFICER Elizabeth Muñoz CHIEF CREATIVE OFFICER Hyon Park CHIEF TECHNOLOGY OFFICER Bridgett Zeterberg CHIEF HUMAN RESOURCES OFFICER and CHIEF LEGAL OFFICER Executive Management & Board of Directors BOARD OF DIRECTORS* Stefan L. Kaluzny CHAIRPERSON OF THE BOARD Lisa Harper CHIEF EXECUTIVE OFFICER and DIRECTOR Theo Killion LEAD INDEPENDENT DIRECTOR Dary Kopelioff DIRECTOR Valeria Rico Nikolov DIRECTOR Michael Shaffer DIRECTOR * Please see our investor relations website (https://investors.torrid.com) under “Governance” for bios of our executive management and board of directors.

2022 Annual Report

TORRID

2022 Annual Report



TORRID

Dear Torrid Stockholders,



We have navigated a year of retail challenges as consumers pulled back on discretionary spending and retailers experienced elevated inventory levels, which resulted in a higher promotional environment in 2022. In the face of this challenge, our team has accomplished a great deal in a short time. We have made changes throughout the organization, including adding new leadership in many parts of the Company. I believe that the changes we've made are essential to position us to generate profitable long-term growth.

In 2022, we delivered an Adjusted EBITDA[1] of $152.4 million, or 11.8% of net sales, despite being promotional to clear inventory, which demonstrates the strength of the Torrid brand and our ability to drive profitability. Our total customer base increased 2% to 3.9 million customers and our loyalty program grew to 3.7 million customers in 2022 and accounted for 95% of total sales. Our customers love the way our merchandise fits, as evidenced by our industry-leading return rate of just 10%, and we remain committed to delivering an assortment that is anchored in a compelling fit.

Our primary focus for 2022 was on reigniting sustainable long-term growth. We brought on Tim Martin, our Chief Operating Officer and Chief Financial Officer; Hyon Park, Chief Technology Officer; Bridgett Zeterberg, Chief Human Resources Officer and Chief Legal Officer; we promoted Vivian Alhorn to Chief Marketing Officer; and we brought back Mark Mizicko as our Chief Commercial Officer. These new leaders have a wealth of experience from public and private retail as well as consumer-facing companies, and will be instrumental in bringing our teams into alignment to execute our strategic initiatives. We also invested in new technology across the business that will enable us to provide customers with a more seamless experience. In the distribution center, we put in place new technology that has increased our capacity and allows us to deliver product to our customer faster than ever before.

1 Please refer to " Management's Discussion and Analysis of Financial Condition and Results of Operations" of this 2022 Annual Report for further discussion regarding Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.

We know that new product consistently drives customer demand. We delivered new collections to her this year, with the successful relaunch of our Studio collection, the launch of our Festi collection, another collaboration with Betsey Johnson, and a refined focus on delivering more colors and fashion forward pieces that drove frequency and demand from our loyal customer base.

Finally, we focused on expanding our customer base through the reengagement of inactive customers and the acquisition of new customers. We shifted our marketing efforts toward customer retention, bringing back lapsed customers, and reaffirmed our commitment to acquire new customers through our store channel. This year, these efforts allowed us to increase our active customer base. Overall, 2022 was a year of new insights, transformation, and laying the foundation for the continued success and expansion of the brand.

We believe that the changes we made over the past year were crucial for our future expansion. As we look ahead to 2023, we will continue to expand our store footprint to drive customer file growth, deliver exciting merchandise to meet all of her closet's needs, and strengthen our customer relationships.[2]

We recognize that customer loyalty is contingent on our ability to provide her with new and innovative merchandise that increases her purchase frequency. We intend to launch a steady stream of new collections across multiple categories in 2023 to pique her interest and increase her brand loyalty. We will continue to build on the positive feedback and customer interest generated by the introduction of our new products throughout the year.

While there is much discussion in the retail industry about the macro environment ahead, we will maintain a laser-like focus on what we can control. We believe that the product and operational enhancements we've made will position us for success and allow us to focus on key areas that we know will drive the business, such as enhancing the customer experience, fostering productive customer file growth, and delivering exceptional products. I am thrilled to see our team continue to provide our customers with world-class fit and products that are truly life-changing, as well as an unmatched in-store customer experience.

Sincerely,

Lisa Harper, Chief Executive Officer

2 Please refer to "Forward-Looking Statements and Risk Factor Summary" and "Part I—Item 1A. Risk Factors" of this 2022 Annual Report for a description of the various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements in this 2022 Annual Report.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 28, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from to
Commission File Number 001-40571

TORRID HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	**84-3517567**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

18501 East San Jose Avenue
City of Industry, California 91748
(626) 667-1002

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $0.01 per share	CURV	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

As of March 22, 2023, there were approximately 103,796,198 shares of the registrant's common stock outstanding. The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of July 29, 2022 was approximately $53 million based upon the last reported sales price on the New York Stock Exchange on that date of $4.06. For the purposes of this disclosure only, the registrant has assumed that its directors, executive officers, and the beneficial owners of 5% or more of the registrant's outstanding common stock are the affiliates of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

Information required in response to Part III of Form 10-K (Items 10, 11, 12, 13 and 14) is hereby incorporated by reference to portions of the registrant's definitive proxy statement for the 2023 Annual Meeting of Stockholders (the "2022 Proxy Statement"), to be filed with the Securities and Exchange Commission ("SEC") no later than 120 days after the end of the registrant's fiscal year ended January 28, 2023.

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), and are subject to the safe harbor created thereby under the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements reflect our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "should," "can have," "likely" and other words and terms of similar meaning (including their negative counterparts or other various or comparable terminology). For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

- changes in consumer spending and general economic conditions, including as a result of rising interest rates;
- inflationary pressures with respect to labor and raw materials and global supply chain constraints that could increase our expenses;
- our ability to identify and respond to new and changing product trends, customer preferences and other related factors;
- our dependence on a strong brand image;
- increased competition from other brands and retailers;
- our reliance on third parties to drive traffic to our website;
- the success of the shopping centers in which our stores are located;
- our ability to adapt to consumer shopping preferences and develop and maintain a relevant and reliable omni-channel experience for our customers;
- our dependence upon independent third parties for the manufacture of all of our merchandise;
- availability constraints and price volatility in the raw materials used to manufacture our products;
- interruptions of the flow of our merchandise from international manufacturers causing disruptions in our supply chain;
- our sourcing a significant amount of our products from China;
- shortages of inventory, delayed shipments to our e-Commerce customers and harm to our reputation due to difficulties or shut-down of our distribution facility (including as a result of COVID-19);
- our reliance upon independent third-party transportation providers for substantially all of our product shipments;
- our growth strategy;
- our failure to attract and retain employees that reflect our brand image, embody our culture and possess the appropriate skill set;
- damage to our reputation arising from our use of social media, email and text messages;
- our reliance on third parties for the provision of certain services, including real estate management;
- our ability to successfully manage risks relating to the spread of COVID-19, including any adverse impacts on our supply chain, workforce, facilities, customer services and operations;
- our dependence upon key members of our executive management team;
- our reliance on information systems;
- system security risk issues that could disrupt our internal operations or information technology services;
- unauthorized disclosure of sensitive or confidential information, whether through a breach of our computer system or otherwise;

- our failure to comply with federal and state laws and regulations and industry standards relating to privacy, data protection, advertising and consumer protection;
- payment-related risks that could increase our operating costs or subject us to potential liability;
- claims made against us resulting in litigation;
- changes in laws and regulations applicable to our business;
- regulatory actions or recalls arising from issues with product safety;
- our inability to protect our trademarks or other intellectual property rights;
- our substantial indebtedness and lease obligations;
- restrictions imposed by our indebtedness on our current and future operations;
- changes in tax laws or regulations or in our operations that may impact our effective tax rate;
- the possibility that we may recognize impairments of long-lived assets;
- our failure to maintain adequate internal control over financial reporting; and
- the threat of war, terrorism or other catastrophes that could negatively impact our business.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the effect of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, are disclosed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other filings with the SEC and public communications. You should evaluate all forward-looking statements made in this Annual Report on Form 10-K in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the outcomes or affect us or our operations in the way we expect. The forward-looking statements included in this Annual Report on Form 10-K are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise except to the extent required by law.

Part I

Item 1. Business

Overview

Torrid Holdings Inc. ("Torrid," "we," "us," "our," the "Company") is a direct-to-consumer brand of apparel, intimates and accessories in North America, targeting the 25- to 40-year old woman who wears sizes 10 to 30. Torrid is focused on fit and offers high quality products across a broad assortment that includes tops, bottoms, denim, dresses, intimates, activewear, footwear and accessories. Our proprietary product offering delivers a superior fit for the curvy woman that makes her love the way she looks and feels. Our style is unapologetically youthful and sexy and we are maniacally focused on fit. We believe our customer values the appeal and versatility of our curated product assortment that helps her look her best for any occasion, including weekend, casual, work and dressy, all at accessible price points. Through our product and brand experience we connect with customers in a way that other brands, many of which treat plus-size customers as an after-thought, have not.

The Torrid Approach

We have created a proprietary fit that empowers our customers and drives loyalty. In turn, our loyal customers provide us with a rich set of data that allows us to improve our product and experience, thus creating a virtuous cycle that reinforces our leading position in plus-size apparel and intimates.

- We provide a fit she knew she wanted but never had access to;
- We accomplish this by fitting every single article of clothing we produce on a real woman, tailoring for her special needs, not simply "grading up" non-plus-size apparel;
- We utilize a proprietary sizing process that is constantly updated through data and our continuous customer feedback loop, until we fit to perfection; and
- We deliver unparalleled technical fit combined with unapologetic attitude and style.

Product

Product Offering

We offer a full product assortment that addresses our customers' entire closet, including tops, bottoms, denim, dresses, intimates, activewear, shoes and accessories. We believe our products not only provide an unparalleled technical fit, but also have the style and attitude that enable our customers to dress like her non-plus-size friends. We believe we are a destination for our customers to shop for every occasion, from casual to dressy, and everything in between.

While we aim to bring her the latest in fashion trends, we do not rely on being a fashion leader. Our offering is built on the foundation of basic merchandise that represents year-round styles and colors that are constantly replenished and are not subject to a typical markdown cadence ("Basics"). Our core offering includes products that are on-trend interpretations of our Basics merchandise that we update with new fabrics, prints, embellishments or features ("Core"). For example, the Harper Blouse represents a Basics item with Core iterations that feature embellishments such as zippers or button-loops. Our trend driven items incorporate the latest fashions available in the broader market to excite and engage our customer but are bought narrowly and reordered as demand dictates to minimize inventory risk.

We are market leaders in bottoms and intimates, both attractive growth categories where fit is critical. These categories serve as entry point to the Torrid brand and drive customer loyalty. We believe the design of our intimates line, Torrid Curve, inspires confidence and allows our customer to move in effortless comfort throughout her day while feeling confident and sexy. Over the course of almost two decades, Torrid has developed the requisite design and engineering expertise for the highly technical bra category through a rigorous in-house research and development process. We have patent applications pending for our 360° Back Smoothing Bras and our Power Mesh Panels for Tummy-Flattening Pants, both exclusive creations for the woman in our size range.

Product Design and Development

We are relentlessly focused on creating youthful, unapologetically sexy products specifically for the woman in our size range. We design, develop and merchandise almost all of our products in-house, under the Torrid®, Torrid Curve®, CURV® and Lovesick® brand names. Our products are exclusive to us, with few exceptions, and provide a consistent quality and fit that we believe she cannot find elsewhere. Our product development is led by a team of more than seventy highly skilled designers,

artists and product engineers. Our core competency is our differentiated, market-leading fit that we achieve through the following strategies:

- Maniacal focus on fit across our entire organization;
- Differentiated technical fit created through building and continuously refining a database of fit specifications derived from testing, measuring and cataloging garments on our fit models;
- Proprietary fabrics specifically engineered to enhance the fit;
- Fit all of our products on fit models and our staff, not mannequins; and
- We often test new fabrics, new silhouettes and new product lines on our community of loyal customers before launch.

Additionally, we employ a data-driven approach to design and product development, proactively and quickly incorporating sales and operational performance information alongside customer feedback from thousands of product reviews, and our ongoing dialogue with customers through social media and customer surveys.

Merchandise Planning

Our strategy is built around a consistent and stable base of Core products that provide our customer with year-round style. At the same time, we introduce new lines of merchandise approximately 16 times per year, thus providing a consistent flow of fresh merchandise to keep our customer engaged, encourage repeat business and attract new customers.

We regularly use the depth and breadth of our data to assess sales, market trends and new product development to inform purchasing decisions. As a result, we have the flexibility to react quickly to product performance, make in-season inventory purchasing adjustments where possible and to respond to the latest sales trends by ordering or re-ordering as appropriate. Further, we utilize a read-and-react testing approach, with small purchase quantities, to introduce our New product offering, minimizing fashion risk. This strategy also allows us to mitigate inventory risk, particularly for new products or styles, while simultaneously providing our customers access to current fashion.

Customers

Our typical customer is an employed, youthful woman between the ages of 25 and 40 years old with above-average annual household income, and wears sizes 10 to 30 (average of size 18). Approximately half of our customers are under 40 years old and the ethnic composition of our customer base largely parallels that of the U.S. population. She leads a busy life, is short on time and wants a curated presentation of quality apparel, intimates and accessories that are on trend and fit her well.

Torrid Loyalty and Torrid Credit Card Programs

We drive customer loyalty and engagement through our three-tier loyalty program, Torrid Rewards. Members earn one point for every dollar spent and receive a reward for every 250 points collected. The program is tiered by annual customer spend and offers incremental perks with each tier. Torrid Insider members are those who spend up to $499 annually, while members of Torrid Loyalist spend $500+ annually and Torrid VIP spend $1,000+ annually. We inspire loyalty by continuously engaging with our loyalty members through birthday gifts, social media, dedicated customer service lines and exclusive events. Members of the top two tiers of our loyalty program, Torrid VIP and Loyalist, are our most loyal customers who purchase from us more often and spend significantly more than the average customer, accounting for an outsized share of net sales.

Additionally, we provide our customers with access to our Torrid Credit Card Program through which customers receive points, discounts and other perks. Torrid Credit Card holders are among our most loyal and valuable customers. Our credit card program encourages customer loyalty, serves as a valuable source for data and allows us to further invest in marketing efforts while limiting exposure to incremental credit risk as our bank partner substantially manages all administrative processes, including underwriting, and bears a portion of the credit balance risk.

Torrid Rewards and our Torrid Credit Card program provide us with a strong ability to attribute sales and behavioral data to individual customers, which informs our decision making process.

Unified Commerce Platform

Through our unified commerce platform, which includes our e-Commerce and retail stores, we deliver a seamless brand experience to our customers wherever and whenever she chooses to shop. We are agnostic to the channel where our customers choose to shop, as we are highly profitable across both e-Commerce and store channels. We deliver a consistent brand message by coordinating our strategies across channels, which we believe influences our customers' buying decisions. This customer-

centric strategy enhances customer acquisition, retention and customer lifetime value. Our e-Commerce and store channels complement and drive traffic to one another, creating more loyal omni-channel customers.

e-Commerce

Our e-Commerce channel is central to our unified commerce platform. Our online platform provides customers with a highly engaging shopping experience featuring access to our full product assortment, an aesthetically rich and easily navigable website and seamless ordering and fulfillment. Additionally, we successfully use our e-Commerce platform to expand our selection of styles, colors and merchandise meaningfully beyond what is available in our stores, making the online shopping experience highly engaging and additive to our in-store experience. Our website and mobile app feature updates on new collections, guidance on how to wear and put together outfits and a selection of web-only exclusives, all of which facilitate customer engagement and interaction.

We aim to be wherever she is and make the transaction process as convenient as possible. As a result, a majority of our e-Commerce orders and a material portion of all orders are placed directly from her phone. The functionality and features of our mobile app enable us to deliver enhanced personalization such as allowing her to find her recommended size while suggesting complementary items to expedite purchase decisions and increase frequency and order size. In December 2021, we went live with our new mobile app which incorporates a new design and new features such as advanced filter and search functionality, additional payment options and personalized notifications.

Stores

Our stores are highly valuable strategic assets that remain core to our strategy and continue to play one of the most important roles in our customer acquisition strategy. A majority of our new customer relationships begin in our stores. We believe our stores enhance brand awareness, drive traffic to our e-Commerce platform and encourage customers to shop across multiple channels of our unified commerce platform. We provide a sophisticated presentation of products that has an emphasis on outfits, which presents creative styling ideas to our customer and encourages incremental spend. Our stores include large, comfortable fitting rooms with features, such as cooling fans, that are specifically suited for our customers' needs. Additionally, our stores offer customers the opportunity to connect with a like-minded community, through exclusive in-store events and interactions with our store associates, who act as brand ambassadors and are often customers themselves.

As of January 28, 2023, we operated 639 stores in the U.S., Puerto Rico and Canada. Our stores are located primarily in premium malls, shopping plazas, lifestyle centers and outlet locations, and the quality of our real estate locations is high as substantially all of our stores are located in A and B malls or off-mall locations. Our stores are designed to deliver an immersive fit discovery experience and serve as desirable customer destinations. As a result, they are less dependent on broader traffic trends and perform consistently across all formats. Our average store size is approximately 3,100 square feet.

People and Culture

We have created a company culture focused on attracting, training and developing talent. Our work environment is open and collaborative with a flat organizational structure that facilitates efficient decision making. Approximately 93% of our employees identify as female, and many are also customers who believe in our mission to empower curvy women to love the way they look and feel. Additionally, we embrace the diversity of our employees and believe that diverse and inclusive teams at all levels across the organization strengthen our ability to serve our customers. Nearly 50% of our employees identify as minorities. In 2020, we established our Diversity & Inclusion Committee, which seeks to create a more equitable and inclusive workplace through open dialogue, training, recruiting, and retaining diverse talent.

The goal of creating a welcoming and supportive environment spans our full organization from our headquarters and distribution centers to our stores. We believe that our in-store brand ambassadors are critical to our success and often represent the face of our organization to our customers. We empower our managers and in-store brand ambassadors to deliver a superior shopping experience. We provide thorough product- and fit-oriented training that aims to strengthen our brand experience in the store. We also provide our in-store brand ambassadors with sales and key performance data that help them optimize their store's performance and foster a culture of accountability. Communications with our store associates is a critical channel for valuable product and customer feedback. We believe we have established effective two-way lines of communication throughout our organization, including using technologies to communicate with stores in real time and routinely synthesize store insights and customer feedback from the field to influence decision making.

As of January 28, 2023, we employed 2,061 full-time and 5,934 part-time employees. Of these employees, 720 are employed in our headquarters in City of Industry, California and 7,275 are employed in our stores and distribution centers. Our

number of employees, particularly part-time employees, fluctuates depending upon seasonal needs. Our employees are not represented by a labor union and are not party to a collective bargaining agreement.

Our talent strategy is to attract, engage and retain the best and most qualified talent to create a diverse and inclusive workforce. We offer competitive compensation packages that are based on market-specific data for comparable roles and geographic locations. We believe in rewarding high performance and seek to design plans and programs to support this culture. To further support the advancement of our employees, we invest in a wide range of training and development opportunities at all levels across the organization, including through both online and instructor-led internal programs, as well as third-party programs. We regularly collect feedback from our employees to better understand and improve our learning and development offerings to meet their needs. To ensure we provide a rich and rewarding experience for our employees, we monitor culture and engagement to build on the competencies that are important for our future success. We routinely engage independent third parties to conduct cultural training sessions and engagement events. These include diversity and inclusion training sessions, fun employee engagement events, and virtual and on-demand learning sessions focused on emotional and social health.

Employee safety remains a priority. We develop and administer company-wide policies to ensure the safety of each team member and compliance with Occupational Safety and Health Administration standards. In 2020, the COVID-19 pandemic brought unprecedented challenges to our business, our communities, and our teams. As we managed through these challenges, we prioritized the health, safety and overall well-being of our teams and customers. At each of our retail stores, our headquarters and our West Jefferson, Ohio, distribution center, we continue to follow applicable local, state, and national government regulations, laws, and recommended guidance.

An important part of our culture is our focus on giving back to the community, which we do primarily through our Torrid Foundation that we established in 2017. The mission of the Torrid Foundation is to support various nonprofit organizations dedicated to helping women and changing lives for our customers and their diverse communities. The funds utilized in these efforts are raised from customer donations, including whole-dollar sale round-ups, and a portion of proceeds from certain product collaborations like our Breast Cancer Awareness Collection. In fiscal year 2022, the Torrid Foundation raised over $2.2 million in support of partner organizations dedicated to educating and empowering women.

Data Analytics

We have a significant volume of customer and transaction data, collected from a variety of sources, including e-Commerce and in-store interactions, our loyalty program, social media and customer surveys. For example, we have the ability to track page views, search history, clicks, linger time and purchase route for visitors to our e-Commerce platform. We use our data to drive decision making across the organization. This customer data is largely based on information provided by customers who have opted-in to be part of our loyalty program. Our extensive database contains valuable customer information that helps us better market to our customers.

We have significant visibility into our customers' transaction behavior, including purchases made across our channels. We use our customer database to acquire, develop and retain customers. We can identify customers who purchase products regardless of whether they shop on our e-Commerce platform or in-store. We leverage this customer database to drive data analysis and insights that we use in managing our business. For example, to grow the penetration of intimates sales, we are able to offer a promotion targeted at customers who have bought our apparel but not our intimates, which will encourage shopping across categories.

Marketing and Advertising

We promote a message of inclusivity that empowers all women to love the way they look and feel. Our brand inspires women to feel confident, sexy and youthful like they never have before. We believe our brand messaging built around our fit resonates with the attitudes of younger generations who are frustrated with being ignored by other brands. Our marketing collateral intentionally represents the diversity of our customer base, including women of all sizes from 10 to 30, and communicates the confidence and sexiness our product is intended to deliver.

We use a variety of marketing and advertising mediums to increase brand awareness, acquire new customers, and drive repeat purchases across our channels. These programs include our online marketing, such as paid search and social media, product listing ads and retargeting, combined with direct mail, store marketing and public relations initiatives. Further, we collaborate with other leading brands, including Betsey Johnson, Disney, and Warner Brothers to create capsule collections to reach new customers and increase our brand awareness. We strengthen the connection with our most engaged customers through special events featuring plus-size models, celebrities, bloggers and other influencers. We use our customer database to strategically optimize the value of our marketing investments across our customer base and channels. This enables us to efficiently acquire new customers, effectively market to repeat customers and reactivate lapsed customers.

Our investments in digital and physical marketing drive customer acquisition and engagement across all of our channels. We coordinate the introduction of our collections across our e-Commerce platform and stores, allowing a customer to experience a consistent brand message wherever and whenever she chooses to shop. We have a large and growing following on our social media channels, including Facebook, Instagram, Pinterest, Twitter, YouTube and TikTok. We use these channels to communicate with our customers, disseminate our outbound marketing messages and collect feedback about their lifestyles and product preferences.

Sourcing and Production

We outsource the manufacturing of our products, which eliminates the need to own or operate manufacturing facilities. Thus, our product sourcing is not dependent on any one manufacturing facility, enabling a flexible and agile approach to sourcing. We internally design and develop the vast majority of our products, a model we describe as vertical sourcing, which gives us control to deliver consistent fit, quality and cost across our products.

We have a diversified vendor base. No single supplier accounted for more than 15% of merchandise purchased in fiscal year 2022. Approximately 98% of our product receipts in fiscal year 2022 were sourced internationally, primarily from Asia. We plan to continue diversifying our vendor bases by both vendor and geography. We continue to reduce our exposure to factories located within China. Though we are working towards decreasing our share of product manufactured in China, our manufacturing partners may source their own raw materials from third parties in other countries, including China. We maintain compliance guidelines for our vendors that dictate various standards including product quality, manufacturing practices, labor compliance and legal compliance. Through third parties, we periodically monitor our factories and suppliers to ensure compliance with these guidelines.

Distribution and Fulfillment

Our unified commerce business model is serviced by our distribution facility located in West Jefferson, Ohio. We acquired the operations of the fully-functional, state-of-the-art distribution center in West Jefferson, Ohio in 2018. This 750,000 square foot facility is highly automated and is capable of handling our existing and future needs. Additionally, the West Jefferson facility is equipped with omni-channel capabilities that enables buy-online-pickup-in-store ("BOPIS") while continuing to drive efficient online returns and allowing us to execute on our unified commerce strategy. During 2020 we also accelerated our omni-channel offerings such as ship from store and curbside pickup, which when combined with BOPIS continues to drive both customer acquisition and retention.

Our distribution center manages the transportation, receipt, storage, sorting, packing and distribution of merchandise for our e-Commerce platform and store channels. Stores are replenished at least once per week from this facility by third-party delivery services. This frequency provides our stores a steady flow of new inventory that helps maintain product freshness and in-stock availability.

Information Systems

We utilize a full range of third-party management information systems to support our store, e-Commerce, merchandising, customer data, financial and real estate business teams. We utilize these systems to provide us with various functions, including customer relationship management, point-of-sales, inventory management, merchandising support systems, financial reporting, e-Commerce solutions and other systems.

Seasonality

While the apparel industry is generally seasonal in nature, we have not historically experienced significant seasonal fluctuations in our sales. In fiscal year 2022, no single quarter contributed more than 27% of Torrid net sales. We believe this is partly attributable to our broad merchandise offering that encourages purchasing across seasons. We believe our reduced seasonality is also attributable to the behavior of our customer, who is generally purchasing products for herself, not as gifts.

Competition

We face competition across a variety of players within the broader apparel industry. Our competitors range from smaller, growing e-Commerce brands to considerably larger players with substantially greater financial, marketing and other resources. Further, we may face new competitors and increased competition from existing competitors as we expand into new markets and increase our presence in existing markets.

Our competition in the women's plus-size apparel industry includes:

- ***Plus-Size Focused Specialty Retailers.*** We compete with other specialty retailers that, like Torrid, focus on plus-size customers. We offer a fit-first focus and a broad and stylish product assortment that is differentiated by our vertical sourcing capabilities. We target a younger, more stylish consumer with a wide assortment that has broad appeal. We further differentiate ourselves based on the strength of our brand, industry-leading unified commerce business model and e-Commerce penetration, strong data capabilities, loyal customer base, customer-focused product assortment and highly experienced leadership team.

- ***Plus-Size Focused Direct to Consumer Brands.*** We compete with other plus-size focused direct to consumer brands. We operate on a large scale, which allows us to offer a wide product assortment, high product quality and convenience to provide a better experience and acquire customers more efficiently.

- ***Local, National and International Retail Chains.*** We compete indirectly with department stores, specialty apparel players and mass merchandise retailers who also carry products in our size range and offer similar categories of merchandise to our customer segment. By maintaining a maniacal focus on fit, our proprietary product offering delivers a superior fit for the curvy woman that makes her love the way she looks and feels. Our sole focus on designing for our specific customer needs differentiate her experience when she shops with us.

Our distinct combination of first at fit design, service, product quality and value allows us to compete effectively within the women's plus-size apparel market.

Intellectual Property

Our trademarks are important to our marketing efforts. We own or have the rights to use certain trademarks, service marks and trade names that are registered with the U.S. Patent and Trademark Office or other foreign trademark registration offices or exist under common law in the United States and other jurisdictions. Trademarks that are important in identifying and distinguishing our products and services include, but are not limited to, Torrid®, Torrid Curve®, CURV® and Lovesick®. Our rights to some of these trademarks may be limited to select markets. We also own domain names, including our website, www.torrid.com. Further, we have patent applications pending for our innovative and most popular line of bras, the 360° Back Smoothing Bra, and for our Power Mesh Panels for Tummy-Flattening Pants and Tummy-Covering Garments.

Regulation and Legislation

We are required to comply with numerous laws and regulations at the state, federal and international levels. For instance, we are subject to labor and employment, tax, environmental, privacy and anti-bribery laws. We are also subject to regulations, trade laws and customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

A substantial portion of our products are manufactured outside the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Some of our imported products are eligible for duty-advantaged programs. While importation of goods from foreign countries from which we buy our products may be subject to embargo by U.S. customs authorities if shipments exceed quota limits, we closely monitor import quotas and believe we have the sourcing network to efficiently shift production to factories located in countries with available quotas. The existence of import quotas has, therefore, not had a material adverse effect on our business. For more information, see "Risk Factors—Risks Related to Government Regulation and Litigation—Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise change the way we do business."

Data Privacy and Security

We collect, process, store and use confidential, proprietary and personal information, including information about our customers, our employees and other third parties. Consequently, our business is subject to increasingly complex and rigorous, and sometimes conflicting laws, regulatory standards, industry standards, external and internal privacy and security policies, contracts and other obligations governing data privacy and security in the U.S. and other jurisdictions where we do business, including with respect to the collection, storage, use, transmission, sharing and protection of personal information and other consumer data.

For example, the European Union ("EU") and United Kingdom ("UK"), have adopted strict data privacy and security regulations. The General Data Protection Regulation (EU 2016/679) ("EU GDPR"), effective May 2018, and the EU GDPR as

it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union Withdrawal Act 2018 ("UK GDPR" and together with the EU GDPR, the "GDPR"), have compliance obligations applicable to businesses without an establishment in the EU, the European Economic Area ("EEA") or the UK, but that either (i) offer their goods or services to individuals located in the EU, EEA or UK, or (ii) monitor the behavior of individuals located in the EU, EEA or UK. As a result, it is possible the GDPR may apply to us.

The scope of our data privacy obligations worldwide continues to evolve as new, increasingly restrictive legislation and regulations are coming into force all around the world. For example, California enacted the California Consumer Privacy Act of 2018 (the "CCPA") which came into effect on January 1, 2020 and limits how we may collect and use personal information. In addition, on November 3, 2020, California voters approved significant modifications of the CCPA, as the California Privacy Rights Act (the "CPRA"), which further expanded consumers' rights with respect to certain personal information sharing and created a new state agency to oversee implementation and enforcement efforts. Many of the CPRA's amendments became effective on January 1, 2023. Given that enforcement of the CPRA amendments begins on July 1, 2023, it remains unclear how this law will be enforced and interpreted. Four additional states (Virginia, Colorado, Utah and Connecticut) have enacted data privacy and security laws that have, or will in the near future, come into effect. Each of these laws create additional obligations on businesses and could subject us to additional compliance costs as well as potential fines, individual claims and commercial liabilities.

We may publish privacy policies, marketing materials, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences. For example, our compliance with our privacy policies and our general consumer data privacy and security practices may be subject to review by the Federal Trade Commission ("FTC"), which may bring enforcement actions to challenge allegedly unfair and deceptive trade practices, including the violation of privacy policies and representations or material omissions therein.

Compliance with existing, proposed and recently enacted laws and regulations can be costly and time consuming, and any failure to comply with these regulatory standards could subject us to legal and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, imposition of fines by governmental authorities and damage to our reputation and credibility and could have a negative impact on revenues and profits. See "Risk Factors—Risks Related to Government Regulation and Litigation—Failure to comply with federal and state laws and regulations and industry standards relating to privacy, data protection, advertising and consumer protection, or the expansion of current or the enactment of new laws, regulations or industry standards relating to privacy, data protection, advertising and consumer protection, could adversely affect our business, financial condition, and results of operations."

Available Information

We make available on our website (investors.torrid.com) under "Financials" our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file or furnish them to the SEC. The information contained in, or that can be accessed through, our website is not part of, or incorporated by reference in, this Annual Report on Form 10-K. The SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

The charters for committees of our board of directors (Audit, Compensation and Nominating and Corporate Governance Committees), our Corporate Governance Guidelines and our Code of Business Conduct are also available on our website under "Investors, Governance Documents."

Investors and others should note that we may announce material information to our investors using our investor relations website (https://investors.torrid.com), SEC filings, press releases, public conference calls and webcasts. We use these channels, as well as social media, to communicate with our investors and the public about our company, our business and other issues. It is possible that the information that we post on social media could be deemed to be material information. The information contained on such websites and social media posts is not incorporated by reference into this filing. Further, our references to website URLs in this filing are intended to be inactive textual references only.

Item 1A. Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this Annual Report on Form 10-K, including our financial statements and the related notes and under "Management's Discussion and Analysis of Financial Condition and Results of Operations," before you decide to purchase, hold or sell shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and cash flows could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Summary Risk Factors

The following is a summary of some of the material risks and uncertainties that could adversely affect our business, financial condition and results of operations. You should read this summary together with the more detailed description of each risk factor contained below:

- the effect of changes in consumer spending and general macroeconomic conditions on our operations and financial performance;
- our inability or failure to identify or respond to new trends;
- our inability to maintain and enhance our brand and attract sufficient numbers of customers to our stores or sell sufficient quantities of our products;
- increased competition from other brands or retailers and our ability to obtain favorable store locations;
- our dependency or reliance on third parties for different services, such as customer driving, product sourcing, manufacturing and transportation;
- our failure to successfully adapt to consumer shopping preferences and develop and maintain a relevant and reliable omni-channel experience for our customers;
- our failure to find employees that reflect our brand image and embody our culture;
- our failure to effectively utilize information systems and implement new technologies or misuse or unauthorized use of these systems and technologies;
- price volatility and lack of availability of raw materials to manufacture our products and impact on transportation and labor costs;
- our sourcing a significant amount of our products from China;
- the interruption of the flow of merchandise from international manufacturers, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports;
- potential liability arising from payment-related risks, litigation or regulatory proceedings;
- changes in laws and regulations, including, among others, privacy, data protection, advertising, consumer protection, environmental and tax regulations;
- government or consumer concerns about product safety that could result in regulatory actions, recalls or changes to laws;
- our inability to protect our trademarks or other intellectual property rights;
- our substantial indebtedness and lease obligations;
- our dependency on key members of our executive management team;
- the effect of infectious disease outbreaks, including the COVID-19 pandemic, on our operations and financial performance; and
- war, terrorism and other catastrophes.

Risks Related to Our Business

Our business is sensitive to consumer spending and general economic conditions, and an economic slowdown or inflationary pressures could adversely affect our financial performance.

Consumer purchases of discretionary items, including our products, generally decline during recessionary periods and other periods where disposable income is adversely affected. Our performance is subject to factors that affect domestic and worldwide economic conditions, particularly those that affect our target demographic. These factors may include unemployment rates, levels of consumer and student debt, the availability of consumer credit, healthcare costs, reductions in net worth, residential real estate and mortgage markets, taxation, fuel and energy prices, interest rates, inflation, consumer confidence, the value of the United States dollar versus foreign currencies and other macroeconomic factors, such as the economic disruption caused by the COVID-19 pandemic and the Russian invasion of Ukraine. Deterioration in economic conditions or increasing unemployment levels may reduce the level of consumer spending and inhibit consumers' use of credit, which may adversely affect our net sales and profits. In recessionary periods, we may have to increase the number of promotional sales or otherwise dispose of inventory for which we have previously paid to manufacture, which could adversely affect our profitability in those periods. Weakened economic conditions and a slowdown in the economy could also adversely affect shopping center traffic and new shopping center development, which could materially adversely affect us.

In addition, a weakened economic environment or recessionary period may exacerbate some of the risks noted below, including consumer demand, strain on available resources, store growth, decreases in mall traffic, brand reputation, our ability to develop and maintain a reliable omni-channel customer experience, our ability to execute our growth initiatives, interruption of the production and flow of merchandise from key vendors, foreign exchange rate fluctuations and leasing substantial amounts of space. The same risks could be exacerbated individually or collectively.

Recent inflationary pressures have increased the cost of energy and raw materials and may adversely affect our results of operations. If inflation continues to rise and further impact the cost of energy and raw materials, we may not be able to offset cost increases to our products through price adjustments without negatively impacting customer demand, which could adversely affect our sales and results of operations.

Our business is dependent upon our ability to identify and respond to changes in customer preferences and other related factors. Our inability to identify or respond to these new trends may lead to inventory markdowns and write-offs, which could adversely affect our business and our brand image.

Our target market of 25 to 40 year old plus-size women has stylistic preferences that cannot be predicted with certainty and are subject to change. Our success depends in large part upon our ability to effectively identify and respond to changing product trends and consumer demands among this segment, and to translate market trends into appropriate, salable product offerings. Our failure to identify and react appropriately to new and changing product trends or tastes, to accurately forecast demand for certain product offerings or an overall decrease in the demand for plus-size products could lead to, among other things, excess or insufficient amounts of inventory, markdowns and write-offs, which could materially adversely affect our business and our brand image. Because our success depends significantly on our brand image among our target segment, damage to our brand image as a result of our failure to identify and respond to changing product trends could have a material negative impact on our business. Additionally, as a direct-to-consumer brand focusing on young, plus-size women, we may not effectively identify product trends that appeal to our target segment or successfully adapt product trends prevailing in the market more broadly to this target segment. While we believe we have a flexible supply chain, we often enter into agreements for the manufacture and purchase of merchandise well ahead of the season in which that merchandise will be sold. Therefore, we are vulnerable to changes in consumer preferences and demand between the time we design and order our merchandise and the season in which this merchandise will be sold. Inventory levels for certain merchandise styles may exceed planned levels, leading to higher markdowns to sell through excess inventory and, therefore, lower than planned margins. Conversely, if we underestimate consumer demand for our merchandise, or if our manufacturers fail to supply quality products in a timely manner, we may experience inventory shortages, which may negatively impact customer relationships, diminish brand loyalty and result in lost sales.

There can be no assurance that our new product offerings will have the same level of acceptance as our product offerings in the past or that we will be able to adequately and timely respond to the preferences of our customers. The failure of our product offerings to appeal to our customers could have a material adverse effect on our business, results of operations and financial condition.

Our business depends in part on a strong brand image, and if we are not able to maintain and enhance our brand, particularly among our target segment and in new markets where we have limited brand recognition, we may be unable to attract sufficient numbers of customers to our stores or sell sufficient quantities of our products.

Our ability to maintain our reputation is critical to our brand image. Our reputation could be jeopardized if we fail to maintain high standards for merchandise quality and integrity. Any negative publicity about these types of concerns may reduce demand for our merchandise. Failure to maintain high ethical, social and environmental standards for all of our operations and activities, including those of our third-party manufacturers (if they do not, for instance, adhere to our vendor code of conduct), or adverse publicity regarding our responses to these concerns could also jeopardize our reputation. Damage to our reputation or loss of consumer confidence for any of these reasons could have a material adverse effect on our business, financial condition and results of operations, as well as require additional resources to rebuild our reputation.

We could face increased competition from other brands or retailers that could adversely affect our ability to generate higher net sales and margins, as well as our ability to obtain favorable store locations.

We face substantial competition in the plus-size women's apparel industry from both specialty and general retailers, including department stores, mass merchants, regional retail chains, web-based stores and other direct retailers that engage in the retail sale of apparel, accessories, footwear and other similar product categories. We compete with these businesses for customers, vendors, digital marketing channels, suitable store locations and personnel. We compete on the basis of a combination of factors, including among others, our knowledge of and focus on our target segment, price, breadth, quality, fit and style of merchandise offered, in-store experience, level of customer service, ability to identify and offer new and emerging product trends and brand image.

Many of our competitors have greater financial, marketing and other resources available. In many cases, our competitors sell their products in stores that are located in the same shopping centers as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in malls, strip centers, lifestyle centers and outlet centers and our competitors may be able to secure more favorable locations than we can as a result of their relationships with, or appeal to, landlords. Our competitors may also sell substantially similar products at reduced prices online or through outlet locations or discount stores, increasing the competitive pricing pressure for those products.

We also compete with other retailers for personnel. The competition for retail talent is increasing, and we may not be able to secure the talent we need to operate our stores without increasing wages. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on us.

We rely on third parties to drive traffic to our website, and these providers may change their algorithms or pricing in ways that could negatively impact our business, operations, financial condition and prospects.

We rely in part on digital advertising, including search engine marketing, to promote awareness of our online marketplace, grow our business, attract new customers and increase engagement with existing customers. In particular, we rely on search engines, such as Google, and the major mobile app stores as important marketing channels. Search engine companies change their search algorithms periodically, and our ranking in searches may be adversely impacted by those changes. Search engine companies or app stores may also determine that we are not in compliance with their guidelines and penalize us as a result. If search engines change their algorithms, terms of service, display or the featuring of search results, determine we are out of compliance with their terms of service or if competition increases for advertisements, we may be unable to cost-effectively attract customers. Our relationships with our marketing vendors are not long term in nature and do not require any specific performance commitments. In addition, many of our online advertising vendors provide advertising services to other companies, including companies with whom we may compete. As competition for online advertising has increased, the cost for some of these services has also increased. Our marketing initiatives may become increasingly expensive and generating a return on those initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, such increase may not offset the additional marketing expenses we incur.

Our ability to attract customers to our physical stores that are located in shopping centers depends on the success of these shopping centers, and any decrease in customer traffic in these shopping centers could cause our net sales and profitability to be less than expected.

Our stores are primarily located in shopping centers, and some of these shopping centers have been experiencing declines in customer traffic, including as a result of an increasing number of customers that have begun to shop online. While we believe we are a destination for our customers, our sales at these stores are impacted by the volume of customer traffic in those

shopping centers and the surrounding area. In centers that may experience declining customer traffic, certain of our expenses are contractually fixed and our ability to reduce these expenses if we were to experience sales declines is limited in the near term. To mitigate this potential risk, we have negotiated termination provisions in a majority of our store leases that allow us to terminate the lease if store sales fall below certain thresholds or if certain co-tenancy requirements are not met. However, these provisions may not be adequate to protect our results of operations if our sales were to decline.

Our stores in shopping centers benefit from the ability of other tenants, particularly anchor stores, such as department stores, to generate consumer traffic in the vicinity of our stores and maintain the overall popularity of the shopping center as a shopping destination. Our net sales volume and traffic generally may be adversely affected by, among other things, a decrease in popularity of the shopping centers in which our stores are located, the closing of anchor stores important to our business, a decline in the popularity of other stores in the shopping centers in which our stores are located, changing economic conditions and/or demographic patterns (including any increases in purchases of merchandise online as opposed to in-store), or a deterioration in the financial condition of shopping center operators or developers which could, for example, limit their ability to finance tenant improvements for us and other retailers. A reduction in customer traffic as a result of these or any other factors, or our inability to obtain or maintain favorable store locations within shopping centers could have a material adverse effect on us.

If we are unable to successfully adapt to consumer shopping preferences and develop and maintain a relevant and reliable omni-channel experience for our customers, our financial performance and brand image could be adversely affected.

We are continuing to grow our omni-channel business model. While we interact with many of our customers largely through our stores, our customers are increasingly using computers, tablets and smartphones to make purchases online and to help them in making purchasing decisions when in our stores. Our customers also engage with us online through our social media channels, including Facebook, Instagram, Pinterest, TikTok, YouTube and Twitter, by providing feedback and public commentary about all aspects of our business. Omni-channel retailing is rapidly evolving and our success depends on our ability to anticipate and implement innovations in customer experience and logistics in order to appeal to customers who increasingly rely on multiple channels to meet their shopping needs. If for any reason we are unable to implement our omni-channel initiatives or provide a convenient and consistent experience for our customers across all channels that provides the products they want, when and where they want them, then our financial performance and brand image could be adversely affected.

Our growth strategy is dependent on a number of factors, any of which could strain our resources or delay or prevent the successful penetration into new markets.

Our growth strategy is dependent on a number of factors, including growing our number of active customers and the spend per customer. Additional factors required for the successful implementation of our growth strategy include, but are not limited to, opening new stores and remodeling existing ones, continuing to operate an effective e-Commerce platform and implementing initiatives to improve our existing operations, obtaining desirable store locations, negotiating acceptable leases, completing projects on budget, supplying proper levels of merchandise and successfully hiring and training store managers and sales associates. In order to optimize profitability for new stores, we must secure desirable retail lease space when opening stores in new and existing markets. We must choose store sites, execute favorable real estate transactions on terms that are acceptable to us, hire competent personnel and effectively open and operate these new stores. We historically have received landlord allowances for store build outs, which offset certain capital expenditures we must make to open a new store. If landlord allowances cease to be available to us in the future or are decreased, opening new stores would require increased capital outlays, which could adversely affect our ability to continue opening new stores.

While we believe the opportunity exists to open a substantial number of stores without competing with our existing units, to the extent we open new stores in markets where we have existing stores, our existing stores in those markets may experience reduced net sales. Moving or expanding store locations and operating stores in new markets may present competitive, merchandising and regulatory challenges we do not have experience in or know how to face. Our planned growth will also require additional infrastructure for the development, maintenance and monitoring of those stores. In addition, if our current management systems and information systems are insufficient to support this expansion, our ability to open new stores and to manage our existing stores would be adversely affected. If we fail to continue to improve our infrastructure, we may be unable to implement our growth strategy or maintain current levels of operating performance in our existing stores.

Our growth plans will place increased demands on our financial, operational, managerial and administrative resources. These increased demands may cause us to operate our business less efficiently, which in turn could cause deterioration in the performance of our existing stores.

Executing our growth plans and achieving our objectives is dependent upon our ability to successfully execute against such plans and objectives. There can be no guarantee that these plans or objectives will result in improved operating results or an increase in the value of the business.

We have, and will continue to have, significant lease obligations. We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs and the need to generate cash flow to meet our lease obligations.

We have, and will continue to have, significant lease obligations. We lease all of our store locations and our corporate headquarters. We typically occupy our stores under operating leases with initial terms of up to ten years. In the future, we may not be able to negotiate favorable lease terms. Our inability to do so may cause our occupancy costs to be higher in future years or may force us to close stores in desirable locations.

A majority of our leases have early termination clauses, which permit the lease to be terminated by us if certain sales levels are not met in specific periods or if the center does not meet specified occupancy standards. In addition to future minimum lease payments, some of our store leases provide for additional rental payments based on a percentage of net sales, or "percentage rent," if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. As we expand our footprint, our lease expense and our cash outlays for rent under the lease terms will increase.

We depend on cash flow from operations to pay our lease expenses. If our business does not generate sufficient cash flow from operating activities to fund these expenses, we may not be able to service our lease expenses, which could materially harm our business. Furthermore, the significant cash flow required to satisfy our obligations under the leases increases our vulnerability to adverse changes in general economic, industry and competitive conditions, and could limit our ability to fund working capital, incur indebtedness and make capital expenditures or other investments in our business.

If an existing or future store is not generating positive contribution, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close could materially adversely affect us.

Our failure to attract and retain employees that reflect our brand image, embody our culture and possess the appropriate skill set could adversely affect our business and our results of operations.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of employees who understand and appreciate our corporate culture and customers and are able to adequately and effectively represent this culture and establish credibility with our customers. The employee turnover rate in the retail industry is generally high and worsened during the COVID-19 pandemic. Excessive employee turnover will result in higher employee costs associated with finding, hiring and training new employees. If we are unable to hire and retain personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture, understanding of our customers and knowledge of the merchandise we offer, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially adversely affected, our brand image may be negatively impacted and our results of operations may be adversely affected. Competition for such qualified individuals could require us to pay higher wages to attract a sufficient number of employees. Changes to our office environments, the adoption of new work models and our requirements and/or expectations about when or how often certain employees work on-site or remotely may not meet the expectations of our employees. As businesses increasingly operate remotely, traditional geographic competition for talent may change in ways that we cannot presently predict. If our employment proposition is not perceived as favorable compared to other companies, it could negatively impact our ability to attract and retain our employees.

Additionally, our labor costs are subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation (including changes in entitlement programs such as health insurance and paid leave programs). Such increase in labor costs may adversely impact our profitability, or if we fail to pay such higher wages we could suffer increased employee turnover.

While we have not historically experienced significant sales seasonality, we may require temporary personnel to adequately staff our stores, with heightened dependence during busy periods such as the holiday season and when multiple new

stores are opening. There can be no assurance that we will receive adequate assistance from our temporary personnel, or that there will be sufficient sources of suitable temporary personnel to meet our demand. Any such failure to meet our staffing needs or any material increases in employee turnover rates could have a material adverse effect on our business or results of operations.

We rely on third parties to provide us with certain key services for our business. If any of these third parties fails to perform its obligations to us or declines to provide services to us in the future, we may suffer a disruption to our business. Furthermore, we may be unable to provide these services or implement substitute arrangements on a timely basis on terms favorable to us.

We receive certain key services from a range of different third parties, including merchandise vendors, landlords, suppliers and logistics partners. For example, we rely on third parties to provide certain inbound and outbound transportation and delivery services, customs and brokerage services and real estate management services. In connection with our sourcing activities, we rely on vendors to help us source products. If any of these third parties fails to perform its obligations to us or declines to provide services to us in the future, we may suffer a disruption to our business or increased costs. Furthermore, we may be unable to provide these services or implement substitute arrangements on a timely and cost-effective basis on terms favorable to us.

Failure to effectively utilize information systems and implement new technologies could disrupt our business or reduce our sales or profitability.

We rely extensively on various information systems, including data centers, hardware and software and applications to manage many aspects of our business, including to process and record transactions in our stores, to enable effective communication systems, to track inventory flow, to manage logistics and to generate performance and financial reports. These various systems are substantially operated by our services provider, and we rely on them for efficient and consistent operations of these systems. We are dependent on the integrity, security and consistent operations of these systems and related back-up systems. Our computer systems and the third-party systems we rely on are also subject to damage or interruption from a number of causes, including power outages; computer and telecommunications failures; computer viruses, malware, phishing or distributed denial-of-service attacks; security breaches; cyber-attacks; catastrophic events such as fires, floods, earthquakes, tornadoes and hurricanes; acts of war or terrorism and design or usage errors by our associates or contractors. Compromises, interruptions or shutdowns of our systems, including those managed by third parties, whether intentional or inadvertent, could lead to delays in our business operations and, if significant or extreme, affect our results of operations.

From time to time, our systems require modifications and updates, including by adding new hardware, software and applications; maintaining, updating or replacing legacy programs; integrating new service providers; and adding enhanced or new functionality. Although we are actively selecting systems and vendors and implementing procedures to enable us to maintain the integrity of our systems when we modify them, there are inherent risks associated with modifying or replacing systems and with new or changed relationships, including accurately capturing and maintaining data, realizing the expected benefit of the change and managing the potential disruption of the operation of the systems as the changes are implemented. Potential issues associated with implementation of these technology initiatives could reduce the efficiency of our operations in the short term. In addition, any interruption in the operation of our website, particularly our e-Commerce site, could cause us to suffer reputational harm or to lose sales if customers are unable to access our site or purchase merchandise from us during such interruption. The efficient operation and successful growth of our business depends upon our information systems. The failure of our information systems and the third-party systems we rely on to perform as designed, or our failure to implement and operate them effectively, could disrupt our business or subject us to liability and thereby harm our profitability.

Unauthorized disclosure of sensitive or confidential information, whether through a breach of our computer system or otherwise, could severely hurt our business.

Some aspects of our business, like that of most direct-to-consumer businesses, involves the receipt, storage and transmission of customers' personal information, consumer preferences and payment card information, including in relation to our private label credit card, as well as confidential information about our associates, our suppliers and our Company, some of which is entrusted to third-party service providers and vendors. We increasingly rely on commercially available systems, software, tools (including encryption technology) and monitoring to provide security and oversight for processing, transmission, storage and the protection of confidential information. Despite the security measures we have in place, our facilities and systems, and those of third parties with which we do business, may be vulnerable to security breaches, acts of vandalism and theft, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Additionally, as a result of state-sponsored cyber threats including those stemming from the Russian invasion of Ukraine, we

may face increased cybersecurity risks as companies in the United States and its allied countries have become targets of malicious cyber activity.

Electronic security attacks designed to gain access to sensitive information by breaching mission critical systems of large organizations are constantly evolving, and high profile electronic security breaches leading to unauthorized release of confidential information have occurred recently at a number of major U.S. companies. Attempts by computer hackers or other unauthorized third parties to penetrate or otherwise gain access to our computer systems or the systems of third parties with which we do business through fraud or other means of deceit, if successful, may result in the misappropriation of personal information, payment card or check information or confidential business information. Such incidents have been attempted or have occurred in the past, and may occur in the future. Hardware, software or applications we utilize may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. In addition, our associates, contractors or third parties with which we do business or to which we outsource business operations may attempt to circumvent our security measures in order to misappropriate such information, and may purposefully or inadvertently cause a breach involving such information. Despite advances in security hardware, software and encryption technologies, the methods and tools used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly changing and evolving, and may be difficult to anticipate or detect for long periods of time. We are implementing and updating our processes and procedures to protect against unauthorized access to or use of secured data and to prevent data loss. However, the ever-evolving threats mean we and our third-party service providers and vendors must continually evaluate and adapt our respective systems, procedures, controls and processes, and there is no guarantee that they will be adequate to safeguard against all data security breaches or misuses of data.

An electronic security breach in our systems (or in the systems of third parties with which we do business) that results in the unauthorized release of individually identifiable customer or other sensitive data could nonetheless occur and have a material adverse effect on our reputation and lead to financial losses from remedial actions, loss of business or potential liability, including possible punitive damages. In addition, as the regulatory environment relating to retailers and other companies' obligation to protect such sensitive data becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could result in additional costs, and a material failure on our part to comply could subject us to fines or other regulatory sanctions and potentially to lawsuits. Further, we could be required to expend significant capital and other resources to address any data security incident or breach, which may not be covered or fully covered by our insurance and which may involve payments for investigations, forensic analyses, legal advice, public relations advice, system repair or replacement or other services.

Use of social media, emails and text messages may adversely impact our reputation or subject us to fines or other penalties.

We use social media, emails, push notifications and text messages as part of our omni-channel approach to marketing. As laws and regulations evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to comply with applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, consumers or others. Information concerning us or our brands, whether accurate or not, may be posted on social media platforms at any time, including by social media influencers, and may have an adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our reputation, business, operating results, financial condition and prospects.

We may recognize impairments on long-lived assets.

Our long-lived assets, primarily stores and intangible assets, are subject to periodic testing for impairment. Store assets are reviewed using factors including, but not limited to, our future operating plans and projected future cash flows. Failure to achieve our future operating plans or generate sufficient levels of cash flow at our stores could result in impairment charges on long-lived assets, which could have a material adverse effect on our financial condition or results of operations.

Risks Related to the Manufacturing, Processing and Supply of Our Products

We do not own or operate any manufacturing facilities and therefore depend upon third parties for the manufacture of all of our merchandise. The inability of a manufacturer to ship goods on time and to our specifications, or to operate in compliance with our guidelines or any other applicable laws, could negatively impact our business.

We do not own or operate any manufacturing facilities. As a result, we are dependent upon our timely receipt of quality merchandise from third-party manufacturers. If our manufacturers do not ship orders to us in a timely manner or meet our quality standards, it could cause delays in responding to consumer demands or inventory shortages and negatively affect consumer confidence in the quality and value of our brand or negatively impact our competitive position. Any of these factors could have a material adverse effect on our financial condition or results of operations. Furthermore, we are susceptible to increases in sourcing costs, which we may not be able to pass on to customers, and changes in payment terms from manufacturers, which could adversely affect our financial condition and results of operations.

We maintain compliance guidelines for our vendors that dictate various standards, including product quality, manufacturing practices, labor compliance and legal compliance. If any of our manufacturers fail to comply with applicable laws or these guidelines, or engage in any socially unacceptable business practices, such as poor working conditions, child labor, disregard for environmental standards or otherwise, our brand reputation could be negatively impacted and our results of operations could in turn be materially adversely affected.

The raw materials used to manufacture our products and our transportation and labor costs are subject to availability constraints and price volatility, including as a result of climate change related governmental actions, which could result in increased costs.

The raw materials used to manufacture our merchandise are subject to availability constraints and price volatility caused by high demand for cotton, high demand for petroleum-based synthetic and other fabrics, weather conditions, supply conditions, government regulations, economic climate and other unpredictable factors. In addition, our transportation and labor costs are subject to price volatility caused by many of these same factors. Increases in the demand for, or the price of, raw materials used to manufacture our merchandise or increases in transportation or labor costs could each have a material adverse effect on our cost of sales or our ability to meet our customers' needs. We may not be able to pass all or a material portion of such increased costs on to our customers, which could negatively impact our profitability. Higher gasoline prices may also affect the willingness of consumers to drive to our stores or the shopping centers where they are located, and thereby adversely affect customer traffic. Continued rises in energy or other commodity costs could adversely affect consumer spending and demand for our products and increase our operating costs, either of which could have a material adverse effect on our financial condition and results of operations.

We are also subject to risks associated with new governmental mandates, standards or regulations intended to reduce greenhouse gas emissions or projected climate change impacts, which have resulted in, and are likely to continue resulting in, increased costs for us and our suppliers. Governmental requirements directed at regulating greenhouse gas emissions could cause us to incur expenses that we cannot recover or that will require us to increase the price of products we sell to the point that it impacts demand for those products.

The interruption of the flow of merchandise from international manufacturers could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports.

We purchase the majority of our merchandise outside of the United States through arrangements with various vendors. Political, social or economic instability in regions where our products are made, could cause disruptions in trade, including exports to the United States. Actions in various countries, particularly China and the United States, have created uncertainty with respect to tariff impacts on the costs of some of our merchandise. The degree of our exposure is dependent on (among other things) the type of goods, rates imposed and timing of the tariffs. Other events that could also cause disruptions to our supply chain include:

- the imposition of additional trade law provisions or regulations;
- the imposition of additional duties, tariffs and other charges on imports and exports, including as a result of the trade war between China and the United States;
- quotas imposed by bilateral textile agreements;
- foreign currency fluctuations;

- natural disasters;
- public health issues and epidemic diseases, their effects (including any disruptions they may cause) or the perception of their effects, such as the COVID-19 pandemic;
- theft;
- restrictions on the transfer of funds;
- the financial instability or bankruptcy of manufacturers; and
- significant labor disputes, such as dock strikes.

We cannot predict whether the countries in which our merchandise is manufactured, or may be manufactured in the future, will be subject to new or additional trade restrictions imposed by the United States or other foreign governments, including the likelihood, type or effect of any such restrictions. Trade restrictions, including new or increased tariffs or quotas, border taxes, embargoes, safeguards and customs restrictions against apparel items, as well as labor strikes and work stoppages or boycotts, could increase the cost or reduce or delay the supply of apparel available to us and adversely affect our business, financial condition or results of operations. See also "—We source a significant amount of our product receipts from China, which exposes us to risks inherent in doing business there" and "—Changes in tax laws or regulations or in our operations may impact our effective tax rate and may adversely affect our business, financial condition and results of operations."

We source a significant amount of our product receipts from China, which exposes us to risks inherent in doing business there.

In fiscal year 2022, we sourced approximately 56% of our products from manufacturing partners in China. Additionally, our manufacturing partners outside of China may source their own raw materials from third parties in other countries, including China. With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase in the future. Furthermore, pursuant to Chinese labor laws, employers in China are subject to various requirements when signing labor contracts, paying remuneration, determining the term of employees' probation and unilaterally terminating labor contracts. Our results of operations will be materially and adversely affected if the labor costs of our third-party suppliers and manufacturers increase significantly. In addition, we and our manufacturers and suppliers may not be able to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China.

Sourcing our product receipts from China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to source product receipts from China may be adversely affected by changes in U.S. and Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security, employee benefits, hygiene supervision and other matters. In addition, we may not obtain or retain the requisite legal permits to continue to source our product receipts from China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. In addition, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs and duties in China. Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. Also, outbreaks of epidemic, pandemic, or contagious diseases, such as the ongoing COVID-19 outbreak originating in China, may adversely impact our ability to source products from China, including fabrics, or to source them in a timely manner. Such impacts on our sourcing could result from, among other things, disruptions from the temporary closure of third-party supplier and manufacturer facilities, restrictions on the export or shipment of our products or significant cutback of ocean container delivery from China. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected. See also "—The interruption of the flow of merchandise from international manufacturers could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports" and "—Changes in tax laws or regulations or in our operations may impact our effective tax rate and may adversely affect our business, financial condition and results of operations."

If our distribution facility were to encounter difficulties or if it were to shut down for any reason, we could face shortages of inventory in our stores, delayed shipments to our e-Commerce customers and harm to our reputation. Any of these issues, as well as loss of the use of our corporate offices due to natural disasters, public health issues or otherwise could have a material adverse effect on our business operations.

We operate and are continuing to invest in our own distribution facility in West Jefferson, Ohio. The success of our stores depends on their timely receipt of merchandise. The efficient flow of our merchandise requires that our distribution facility be

operated effectively and have adequate capacity to support our current level of operations and any anticipated increased levels that may follow from the growth of our business.

If we encounter difficulties associated with our distribution facility or our facility were to shut down for any reason, including as a result of fire or other natural disaster, public health issues (including COVID-19) or work stoppage, we could face shortages of inventory, resulting in "out of stock" conditions in our stores, incur significantly higher costs and longer lead times associated with distributing our products to both our stores and e-Commerce customers and experience dissatisfaction from our customers. Any of these outcomes could have a material adverse effect on our business and harm our reputation.

In addition to our distribution facility, our corporate offices are also vulnerable to damage from natural disasters, fire, public health issues and other unexpected events which could cause us to experience significant disruption in our business, resulting in lost sales and productivity, and causing us to incur significant costs to repair, any of which could have a material adverse effect on our business.

We rely upon independent third-party transportation providers for substantially all of our product shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We currently rely upon independent third-party transportation providers for substantially all of our product shipments, including shipments to our distribution center, to and from all of our stores and to our customers. Our utilization of these delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather which may impact a shipping company's ability to provide delivery services that adequately meet our shipping needs. If we change the shipping companies we use, we could face logistical difficulties that could adversely affect deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from our current independent third-party transportation providers which, in turn, would increase our costs.

Risks Related to Government Regulation and Litigation

Failure to comply with federal and state laws and regulations and industry standards relating to privacy, data protection, advertising and consumer protection, or the expansion of current or the enactment of new laws, regulations or industry standards relating to privacy, data protection, advertising and consumer protection, could adversely affect our business, financial condition, and results of operations.

We rely on a variety of marketing and advertising techniques, including email communications, affiliate partnerships, social media interactions, influencer partnerships, digital marketing, direct mailers and public relations initiatives, and we are subject to various laws, regulations and industry standards that govern such marketing and advertising practices. Increasingly complex and rigorous, and sometimes conflicting laws, regulatory standards, industry standards, external and internal privacy and security policies, contracts and other obligations govern the collection, use, retention, sharing and security of consumer data, particularly in the context of digital marketing, which we rely upon to attract new customers.

Laws, regulations and industry standards (including, for example, the Payment Card Industry Data Security Standard, or PCI-DSS) relating to privacy, data protection, marketing and advertising and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, standards, requirements and obligations. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any federal or state privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities, customers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data sets. Any such claims, proceedings or actions may also hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings or actions, distract our management, increase our costs of doing business, result in a loss of customers, suppliers or vendors and result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party "cookie" and other methods of online tracking for behavioral advertising and other purposes. The U.S. government has enacted, has considered or is considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and, consequently, materially and adversely affect our business, financial condition, and results of operations.

In addition, various federal and state legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, consumer protection, and advertising. For example, on January 1, 2023, the CPRA amendments to the CCPA came into force. Among other operational requirements for covered companies, the CCPA mandates that covered companies provide new disclosures to California consumers and afford such consumers data privacy rights that include, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request correction or deletion of such personal information, and the right to request to opt-out of certain sales, or disclosures for the purposes of cross-context behavioral advertising, of such personal information. The California Attorney General and a standalone California data privacy agency can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Four additional states (Virginia, Colorado, Utah and Connecticut) have enacted data privacy and security laws that have, or will in the near future, come into effect and other states may follow. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. Additionally, the FTC and many state attorneys general are interpreting existing federal and state consumer protection laws to impose expanded standards for the online collection, use, dissemination and security of data.

Foreign privacy laws are also undergoing a period of rapid change, have become more stringent in recent years and may increase the costs and complexity of offering our products and services in new geographies. In Canada, where we operate, the Personal Information Protection and Electronic Documents Act ("PIPEDA") and various provincial laws require that companies give detailed privacy notices to consumers; obtain consent to use personal information, with limited exceptions; allow individuals to access and correct their personal information; and report certain data breaches. In addition, Canada's Anti-Spam Legislation ("CASL") prohibits email marketing without the recipient's consent, with limited exceptions. Failure to comply with PIPEDA, CASL or provincial privacy or data protection laws could result in significant fines and penalties or possible damage awards.

In addition, the data protection landscape in the EU, EEA and UK is continually evolving and in some cases, laws or regulations in one country may be inconsistent with, or contrary to, those of another country. Tracking existing data privacy laws and regulations, new data privacy laws and regulations, and changes to the same over time, together with implementing compliance measures may result in possible significant operational costs for internal compliance and risks to our business. Compliance with the GDPR may require adhering to stringent legal and operational obligations and therefore the dedication of substantial time and financial resources by the business, which may increase over time (in particular in relation to any transfers of any personal data to third parties located in certain jurisdictions). Failure to comply with the GDPR may lead to the business incurring fines and/or facing other enforcement action or reputational damage. For example, failure to comply with the GDPR, depending on the nature and severity of the breach (and with a requirement on regulators to ensure any enforcement action taken is proportionate), could (in the worst case) attract regulatory penalties of up to the greater of (i) €20 million / £17.5 million (as applicable); and (ii) 4% of an entire group's total annual worldwide turnover, as well as the possibility of other enforcement actions (such as suspension of processing activities and audits), and liabilities from third-party claims.

Further, we are subject to the Payment Card Industry, or PCI, Data Security Standard, which is a multifaceted security standard that is designed to protect credit card account data as mandated by payment card industry entities. We rely on vendors to handle PCI matters and to ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard, based on past, present, and future business practices, which could have an adverse impact on our business and reputation.

Each of these privacy, security, and data protection laws and regulations, and any other such changes or new laws or regulations, could impose significant limitations, require changes to our business, or restrict our use or storage of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively, which, in turn, could adversely affect our business, financial condition and results of operations. Finally, any actual or perceived failure to comply with these laws could result in a costly investigation or litigation resulting in potentially significant liability and a material and adverse impact on our reputation and business.

We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability and potentially disrupt our business.

We accept payments using a variety of methods, including cash, checks, credit and debit cards and gift cards, and we may offer new payment options over time. Acceptance of these payment options subjects us to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements and rules governing electronic funds transfers. These requirements may change over time or be reinterpreted, making compliance more difficult or costly.

For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards and other forms of electronic payment. If these companies become unable to provide these services to us, or if their systems are compromised, it could potentially disrupt our business. The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach or misuse of data, we may be liable for costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. As a result, our business and operating results could be adversely affected.

There are claims made against us from time to time that can result in litigation or regulatory proceedings which could distract management from our business activities and result in significant liability.

We face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include commercial disputes, employment related claims, including wage and hour claims, intellectual property disputes, such as trademark, copyright and patent infringement disputes, consumer protection and privacy matters, product-related allegations and premises liability claims. In addition, we could face a wide variety of employee claims against us, including general discrimination, privacy, labor and employment, ERISA and disability claims.

Any claims could result in litigation against us and could also result in regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the United States Equal Employment Opportunity Commission, the FTC or the Consumer Product Safety Commission. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and could require significant management time. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses, legal liability and injunctions against us or restrictions placed upon us, which could disrupt our operations, preclude us from selling products, or otherwise have a material adverse effect on our operations, financial results and our reputation.

In addition, we may be subject to liability if we infringe the trademarks or other intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could subject us to boycotts by our customers and harm to our brand image. In addition, any payments we are required to make and any injunctions we are required to comply with as a result of such infringement actions could adversely affect our financial results.

Changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise change the way we do business.

We are subject to numerous laws and regulations, including labor and employment, product safety, customs, truth-in-advertising, consumer protection, privacy and zoning and occupancy laws and ordinances, intellectual property laws and other laws that regulate retailers generally and/or govern the import and export of goods, advertising and promotions, the sale of merchandise, product content and the operation of stores and warehouse facilities. If these regulations were to change or were

violated by our management, employees, vendors, buying agents or trading companies, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

In addition to increased regulatory compliance requirements, changes in laws could make ordinary conduct of our business more expensive or require us to change the way we do business. For example, changes in federal and state minimum wage laws could raise the wage requirements for certain of our employees, which would likely cause us to reexamine our entire wage structure for stores. Other laws related to employee benefits and treatment of employees, including laws related to limitations on employee hours, work scheduling, supervisory status, leaves of absence, mandated health benefits or overtime pay, could also negatively impact us, such as by increasing compensation and benefits costs for overtime and medical expenses.

Moreover, changes in product safety or other consumer protection laws, environmental laws and other regulations could lead to increased compliance costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. It is often difficult for us to plan and prepare for potential changes to applicable laws and future compliance costs related to such changes could be material to us. See "—Failure to comply with federal and state laws and regulations and industry standards relating to privacy, data protection, advertising and consumer protection, or the expansion of current or the enactment of new laws, regulations or industry standards relating to privacy, data protection, advertising and consumer protection, could adversely affect our business, financial condition, and results of operations."

Changes in tax laws or regulations or in our operations may impact our effective tax rate and may adversely affect our business, financial condition and results of operations.

Changes in tax laws or regulations in any of the jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, could result in an unfavorable change in our effective tax rate, which could adversely affect our business, financial condition and operating results. For example, the U.S. government recently enacted the Inflation Reduction Act of 2022 (the "IR Act"), which includes changes to the U.S. corporate income tax system, including a 15% alternate minimum tax based on the adjusted financial statement income of corporations or their predecessors with a three-year taxable year average annual adjusted financial statement income in excess of $1 billion, and a 1% excise tax on the fair market value of stock repurchases made by covered corporations after December 31, 2022. In addition, the current administration has announced a proposal to increase such excise tax to 4%. The IR Act also includes provisions intended to mitigate climate change by, among others, providing tax credit incentives for reductions in greenhouse gas emissions. While we do not believe that the IR Act will have a material impact on our consolidated financial statements, any future corporate tax legislation could have that effect.

Additionally, recent political developments have introduced greater uncertainty with respect to tax and trade policies, tariffs and government regulations affecting trade between the U.S. and other countries. We source the majority of our merchandise from manufacturers located outside of the U.S., including a significant amount from Asia. China and the United States have each previously imposed tariffs on exports from the other in a trade war, and an escalation of the trade war remains a possibility. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Further major developments in tax policy or trade relations, such as the disallowance of tax deductions for imported merchandise or the imposition of unilateral tariffs on imported products, could have a material adverse effect on our business, results of operations and liquidity. See also "—The interruption of the flow of merchandise from international manufacturers could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports" and "—We source a significant amount of our product receipts from China, which exposes us to risks inherent in doing business there."

Presidential and congressional elections in the United States could also result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting us and our business. For example, the United States government may enact significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate, an increase in the tax rate applicable to the global intangible low-taxed income and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on us or our business. To the extent that such changes have a negative impact on us or our business, these changes may materially and adversely impact our business, financial condition and results of operations.

Government or consumer concerns about product safety could result in regulatory actions, recalls or changes to laws, which could harm our reputation, increase costs or reduce sales.

We are subject to regulation by the Consumer Product Safety Commission and similar state and international regulatory authorities, and our products could be subject to involuntary recalls and other actions by these authorities. We purchase merchandise from suppliers domestically as well as outside the United States. One or more of our suppliers might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before such merchandise is received by our customers. Issues of product safety could result in a recall of products we sell. Additionally, regulatory authorities, including the Consumer Product Safety Commission, have undertaken reviews of product safety and are in the process of enacting or are considering various proposals for more stringent laws and regulations. In particular, the Consumer Product Safety Improvement Act of 2008 imposes significant requirements on the sale of consumer products and enhanced penalties for noncompliance. Such regulations contain provisions which have uncertain applicability to products we sell, and such lack of certainty may inhibit our willingness to carry products or cause us to carry product we otherwise would not. These regulations could result in delays in getting products to our stores, lost sales, the rejection of our products by consumers, damage to our reputation or material increases in our costs, and may have a material adverse effect on our business. Moreover, individuals and organizations may assert legal claims for our non-compliance with consumer product rules and regulations, and we may be subject to lawsuits relating to these claims. There is a risk that these claims or liabilities may exceed or fall outside the scope of indemnities provided by third parties or outside the coverages of our insurance policies.

We may be unable to protect our trademarks or other intellectual property rights, which could harm our business.

We rely on certain trademark registrations and common law trademark rights to protect the distinctiveness of our brand. However, there can be no assurance that the actions we have taken to establish and protect our trademarks will be adequate to prevent imitation of our trademarks by others or to prevent others from claiming that sales of our products infringe, dilute or otherwise violate third-party trademarks or other proprietary rights that could block sales of our products.

The laws of certain foreign countries may not protect the use of unregistered trademarks to the same extent as do the laws of the United States. As a result, international protection of our brand image may be limited and our right to use our trademarks outside the United States could be impaired. Other persons or entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks for apparel and/or accessories in foreign countries in which our vendors source our merchandise. There may also be other prior registrations of trademarks identical or similar to our trademarks in other foreign countries of which we are not aware. Accordingly, it may be possible for others to prevent the manufacture of our branded goods in certain foreign countries or the sale or exportation of our branded goods from certain foreign countries to the United States. If we were unable to reach a licensing arrangement with these parties, our vendors may be unable to manufacture our products in those countries. Our inability to register our trademarks or purchase or license the right to use the relevant trademarks or logos in these jurisdictions could limit our ability to obtain supplies from less costly markets or penetrate new markets in jurisdictions outside the United States.

Litigation may be necessary to protect and enforce our trademarks and other intellectual property rights, or to defend against claims by third parties alleging that we infringe, dilute or otherwise violate third-party trademarks or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition, results of operations or cash flows. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, prevent us from manufacturing or selling certain products, limit our ability to market or sell to our customers using certain methods or technologies and/or require us to redesign or re-label our products or rename our brand, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Risks Related to Our Indebtedness

Our indebtedness and lease obligations could adversely affect our financial flexibility and our competitive position.

On June 14, 2021, we entered into the New Term Loan Credit Agreement in an initial aggregate amount of $350.0 million and used borrowings thereunder to, among other things, repay and terminate the Original Term Loan Credit Agreement. Our New Term Loan Credit Agreement has a maturity date of June 14, 2028. As of January 28, 2023, we had $329.2 million of outstanding indebtedness, net of unamortized original issue discount ("OID") and financing costs, consisting of loans under the New Term Loan Credit Agreement and borrowings under the Existing ABL, as amended. For a description of our debt service obligations, including mandatory repayments, under the New Term Loan Credit Agreement, see "Note 12—

Debt Financing Arrangements." Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. We also have, and will continue to have, significant lease obligations. As of January 28, 2023, the estimated annual future occupancy payments for lease terms that include periods covered by options to extend some of our leases was $257.4 million. Our indebtedness and lease obligations could have other important consequences to you and significant effects on our business. For example, it could:

- increase our vulnerability to adverse changes in general economic, industry and competitive conditions;
- require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness and leases, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- restrict us from pursuing business opportunities;
- make it more difficult to satisfy our financial obligations, including payments on our indebtedness;
- place us at a disadvantage compared to our competitors that have less debt and fewer lease obligations; and
- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the New Term Loan Credit Agreement and the agreement governing the Existing ABL Facility, as amended, contain, and the agreements evidencing or governing any other future indebtedness may contain, restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

Our indebtedness may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

The New Term Loan Credit Agreement and the agreement governing the Existing ABL Facility, as amended, contain, and the agreements evidencing or governing any other future indebtedness, may contain, financial restrictions on us and our restricted subsidiaries, including restrictions on our or our restricted subsidiaries' ability to, among other things:

- place liens on our or our restricted subsidiaries' assets;
- make investments other than permitted investments;
- incur additional indebtedness;
- prepay or redeem certain indebtedness;
- merge, consolidate or dissolve;
- sell assets;
- engage in transactions with affiliates;
- change the nature of our business;
- change our or our subsidiaries' fiscal year or organizational documents; and
- make restricted payments (including certain equity issuances).

In addition, we are required to maintain compliance with various financial ratios in the agreement governing the Existing ABL Facility, as amended.

A failure by us or our subsidiaries to comply with the covenants under the New Term Loan Credit Agreement or the agreement governing the Existing ABL Facility, as amended, or to maintain the required financial ratios contained in the agreement governing the Existing ABL Facility, as amended, could result in an event of default under such indebtedness, which could adversely affect our ability to respond to changes in our business and manage our operations. Additionally, a default by us under the New Term Loan Credit Agreement, the agreement governing the Existing ABL Facility, as amended, or an agreement governing any other future indebtedness may trigger cross-defaults under the New Term Loan Credit Agreement, the agreement governing the Existing ABL Facility, as amended, or any other future agreements governing our indebtedness. Upon the occurrence of an event of default or cross-default under any of the present or future agreements governing our indebtedness,

the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern. See "Note 12—Debt Financing Arrangements."

Risks Related to Ownership of Our Common Stock

We are a "controlled company" and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. In addition, Sycamore's interests may conflict with our interests and the interests of other stockholders.

As of January 28, 2023, Sycamore Partners Management, L.P. ("Sycamore") controlled the voting power of a majority of our common stock. As a result, we are a "controlled company" within the meaning of the applicable stock exchange corporate governance standards. Under the rules of the NYSE, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain stock exchange corporate governance requirements, including:

- the requirement that a majority of our board of directors consists of independent directors;
- the requirement that nominating and corporate governance matters be decided solely by independent directors; and
- the requirement that employee and officer compensation matters be decided solely by independent directors.

So long as Sycamore controls a majority of the voting power of our common stock, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors and our nominating and corporate governance and compensation functions may not be decided solely by independent directors. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

The interests of Sycamore and its affiliates, which include Hot Topic, could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by Sycamore could delay, defer or prevent a change of control of our Company or impede a merger, takeover or other business combination which may otherwise be favorable for us and our other stockholders. Additionally, Sycamore is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete, directly or indirectly, with us. Sycamore may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Sycamore continues to directly or indirectly own a significant amount of our common stock, even if such amount is less than a majority thereof, Sycamore will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

Our stock price has been volatile or may decline regardless of our operating performance.

The market price for our common stock has been, and may continue to be, volatile. The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

- quarterly variations in our operating results compared to market expectations;
- changes in preferences of our customers;
- announcements of new products, significant price reductions or other strategic actions by us or our competitors;
- public reactions to our press releases, public announcements and/or filings with the SEC;
- speculation in the press or investment community;
- size of our public float;
- stock price performance and valuations of our competitors;
- fluctuations in stock market prices and volumes;
- default on our indebtedness;
- actions by competitors or other shopping center tenants;

- changes in senior management or key personnel;
- actions by our stockholders;
- changes in financial estimates by securities analysts or our failure to meet any such estimates;
- negative earnings or other announcements by us or other retail apparel companies;
- downgrades in our credit ratings or the credit ratings of our competitors;
- issuances (or sales by our stockholders) of capital stock;
- general market conditions;
- global economic, legal and regulatory factors unrelated to our performance; and
- the realization of any of the risks described in this section, or other risks that may materialize in the future.

Numerous factors affect our business and cause variations in our operating results and affect our net sales and comparable store sales, including consumer preferences, buying trends and overall economic trends; our ability to identify and respond effectively to product trends and customer preferences; changes in the population of our target segment; actions by competitors and other shopping center tenants; changes in our merchandise mix; pricing; the timing of our releases of new merchandise and promotional events; the level of customer service that we provide in our stores; changes in sales mix among sales channels; our ability to source and distribute products effectively; inventory shrinkage; weather conditions, particularly during the holiday season; and the number of stores we open, close and convert in any period.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Sales of substantial amounts of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares.

In the future, we may also issue securities if we need to raise capital. The amount of shares of our common stock issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Our stockholders may experience immediate dilution upon such future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and incentive plans.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the merger or acquisition of our Company more difficult without the approval of our board of directors. Among other things, these provisions:

- would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend or other rights or preferences superior to the rights of the holders of common stock;
- prohibit stockholder action by written consent from and after the date on which Sycamore, Sycamore Partners Torrid, L.L.C. and each of their respective affiliates (the "Sycamore Investors") cease to beneficially own at least 50% of the total voting power of all then outstanding shares of our common stock (the "Trigger Event") unless such action is recommended by all directors then in office;
- provide that our board of directors is expressly authorized to make, alter, or repeal our bylaws and that from and after the Trigger Event our stockholders may only amend our bylaws with the approval of 75% or more of all of the outstanding shares of our capital stock entitled to vote; and

- establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our Company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors of their choosing and to cause us to take other corporate actions that they desire.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Additionally, our operating subsidiaries are currently restricted from paying cash dividends by the agreements governing their indebtedness, and we expect these restrictions to continue in the future.

If we are unable to design, implement and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), we may not be able to report our financial results in a timely and reliable manner, which could have a material adverse effect on our business and stock price.

As a public company, we have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal controls over financial reporting, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. In addition, we are required to comply with the SEC's rules implementing Sections 302 and 404 of Sarbanes-Oxley, which require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Testing and maintaining internal controls may divert our management's attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley.

If we are unable to conclude that we have effective internal control over financial reporting or material weaknesses or control deficiencies occur in the future, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements and investors may lose confidence in our financial reporting, which could have a material adverse effect on the trading price of our stock.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with the Company or the Company's directors, officers or other employees.

Our amended and restated certificate of incorporation provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company's stockholders, (3) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL") or our amended and restated certificate of incorporation or our amended and restated bylaws, or (4) action asserting a claim against us or any director or officer of the Company governed by the internal affairs doctrine. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To prevent having to litigate claims in multiple jurisdictions and the

threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternate forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note that there is uncertainty as to whether a court would enforce the choice of forum provision with respect to claims under the federal securities laws, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. This choice-of-forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company's directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

General Risk Factors

Our operations and financial performance have been affected by, and may continue to be affected by, infectious disease outbreaks, such as the COVID-19 pandemic.

We could be adversely affected by infectious disease outbreaks, such as COVID-19. The spread of COVID-19 disrupted, and may continue to disrupt, local, regional and global economies and businesses in the countries in which we operate, as well as adversely affected workforces, customers, consumer sentiment, economies and financial markets, and impacted our financial results. The COVID-19 outbreak, including the spread of COVID-19 variants, caused a disruption in our supply chain and has adversely impacted economic conditions in North America, Europe, China and elsewhere. These and other disruptions, as well as poor economic conditions generally, may lead to a decline in the sales and operating results of our omni-channel business. In addition, the continuation of the global outbreak of COVID-19, or any other future pandemic, may adversely affect the economies and financial markets of many countries and could result in a sustained reduction in the demand for our products. A decline in the sales and operating results of our products could in turn materially and adversely affect our ability to pursue our growth strategy. Each of these results would reduce our future sales and profit margins, which in turn could materially and adversely affect our business and results of operations. To the extent the COVID-19 pandemic, or any other future pandemic, adversely affects our business, financial condition, results of operations, cash flows and prospects, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

We depend on key members of our executive management team and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

We depend on the leadership and experience of key members of our executive management team. The loss of the services of any of our executive management could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. In addition, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in the retail industry. Our inability to meet our staffing requirements in the future could impair our growth and harm our business.

If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to certain reporting requirements. We have incurred, and will continue to incur, significant costs associated with complying with the requirements of the Exchange Act, Sarbanes-Oxley and any rules promulgated thereunder, as well as the rules of the NYSE. The requirements of these rules and regulations increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The expenses incurred by public companies generally for reporting and corporate governance purposes have also been increasing. We may need to hire additional accounting, finance and other personnel in connection with our continued efforts to comply with these requirements, and our management and other personnel will continue to devote a substantial amount of time toward maintaining compliance with these requirements. The various laws and regulations applicable to public companies also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

War, terrorism and other catastrophes could negatively impact our customers, places where we do business and our expenses.

The continued threat of armed conflicts, war, political instability, terrorism, heightened security and military action in response to this threat, any future acts of terrorism, and significant natural disasters, public health issues or other catastrophic events may cause disruptions and create uncertainties that affect our business. To the extent that such disruptions or uncertainties negatively impact commercial transportation and shipping, shopping patterns and/or shopping center traffic, or adversely affect consumer confidence or the economy in general, our business, operating results and financial condition could be materially and adversely affected. A significant natural disaster, public health issue or other catastrophic event affecting our facilities could materially affect our supply chain, our information system and other aspects of our operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We are headquartered in City of Industry, California. Our principal executive offices are leased under a lease agreement expiring in 2024, with options to renew thereafter. We do not own any real property.

As of January 28, 2023, we operated 639 stores in 50 U.S. states, Puerto Rico and Canada. Our stores are located primarily in premium malls, strip centers, lifestyle centers or outlet locations. They perform consistently across all formats because, we believe, our stores serve as a shopping destination for our customers and are therefore less dependent on broader traffic trends. The average size of our stores is approximately 3,100 square feet. All of our stores are leased from third parties and we expect new leases to have initial terms of six years based on current discussions. A majority of our store leases, including all new leases signed since fiscal year 2013 include performance-based early termination provisions or "kickout" clauses. These clauses provide us the contractual flexibility to exit a store or renegotiate rent in the event a store’s performance deteriorates. Approximately 70% of current leases will have a termination or kickout within 3 years of the end of fiscal year 2022, providing us with significant flexibility. The average remaining lease term was 3.4 years as of January 28, 2023, before the assumed benefit of kickout clauses. Assuming termination of each lease at the earlier of its first available kickout date or full term, the average remaining lease term was 2.0 years as of January 28, 2023. Substantially all of our store leases also include early termination provisions based on co-tenancy requirements for the shopping center. Given the positive performance trajectory of our stores, we have historically exercised these kick-out or co-tenancy termination provisions on a limited basis. As of January 28, 2023, 56% of our total leases were on variable rent structures, providing additional flexibility to our store fleet going forward. A number of our leases have built-in options to extend our tenancy for periods of up to five years.

Generally, store leases contain standard provisions concerning the payment of rent, events of default and the rights and obligations of each party. Rent due under the leases is generally comprised of annual base rent and sometimes includes a contingent rent payment based on the store’s sales in excess of a specified threshold. The leases also generally require us to pay real estate taxes, insurance and certain common area costs. We renegotiate with landlords to obtain more favorable terms as opportunities arise.

The table below sets forth the number of Torrid stores by U.S. state or territory or Canadian province that we operated as of January 28, 2023.

U.S. State	Number of Stores	U.S. State	Number of Stores	U.S. State	Number of Stores
AK	2	ME	2	SC	6
AL	7	MI	22	SD	2
AR	6	MN	14	TN	15
AZ	15	MO	12	TX	57
CA	59	MS	5	UT	7
CO	12	MT	2	VA	15
CT	8	NC	17	VT	1
DE	2	ND	3	WA	16
FL	36	NE	3	WI	15
GA	19	NH	6	WV	5
HI	3	NJ	18	WY	1
IA	8	NM	5		
ID	3	NV	7		
IL	23	NY	19	**Canada**	**Number of Stores**
IN	17	OH	28	CAN-AB	4
KS	3	OK	7	CAN-BC	2
KY	9	OR	8	CAN-MB	1
LA	10	PA	25	CAN-NB	1
MA	10	PR	2	CAN-ON	18
MD	12	RI	2	CAN-WN	2

Item 3. Legal Proceedings

From time to time, we are subject to certain legal proceedings and claims in the ordinary course of business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, financial condition, operating results or cash flows. We establish reserves for specific legal matters when we determine that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the New York Stock Exchange under the symbol "CURV" and began trading on July 1, 2021. Prior to that date there was no public trading market for our common stock. Our website is www.torrid.com. The number of holders of record of our common stock as of March 22, 2023 was 35.

Stock Performance Graph

This performance graph shall not be deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act or incorporated by reference into any filing of Torrid Holdings Inc. under the Securities Act or the Exchange Act.

The graph below presents our cumulative total shareholder returns on our common stock relative to the performance of the S&P 500 Index and the S&P Retail Select Industry Index. The graph assumes $100 was invested at the market close on July 1, 2021, which was the first day our common stock began trading and its relative performance is tracked through January 27, 2023. Data for the S&P 500 Index and the S&P Retail Select Industry Index assume reinvestment of dividends, if any. The graph uses the closing market price on July 1, 2021 of $24.15 per share as the initial value of our common stock. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.


Cumulative Stock Performance Graph
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
July-21
August-21
September-21
October-21
November-21
December-21
January-22
February-22
March-22
April-22
May-22
June-22
July-22
August-22
September-22
October-22
November-22
December-22
January-23
Torrid Holdings Inc.
S&P 500
S&P Retail Select

(in dollars)		July 1, 2021		January 28, 2023
Torrid Holdings Inc.	$	100.00	$	15.36
S&P 500	$	100.00	$	94.23
S&P 500 Retail Select Industry	$	100.00	$	71.18

Dividends

We have never declared nor paid any cash dividends on our common stock. We currently do not expect to pay any dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Additionally, our operating

subsidiaries are currently restricted from paying cash dividends by the agreements governing their indebtedness, and we expect these restrictions to continue in the future. We are not obligated to pay dividends on our common stock.

Recent Sales of Unregistered Securities and Use of Proceeds

None.

Share Repurchases

On December 6, 2021, our board of directors authorized a share repurchase program under which we may purchase up to $100.0 million of our outstanding common stock. Repurchases may be made from time to time, depending upon a variety of factors, including share price, corporate and regulatory requirements, and other market and business conditions, as determined by us. We may purchase shares of our common stock in the open market at current market prices at the time of purchase, in privately negotiated transactions, or by other means. The authorization does not, however, obligate us to acquire any particular amount of shares, and the share repurchase program may be suspended or terminated at any time at our discretion. During the three months ended January 28, 2023, we did not repurchase any shares of our common stock. As of January 28, 2023, we had approximately $44.9 million remaining under the repurchase program.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our Company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in the section entitled "Risk Factors."

Overview

Torrid is a direct-to-consumer brand of apparel, intimates and accessories in North America, targeting the 25- to 40-year old woman who wears sizes 10 to 30. Torrid is focused on fit and offers high quality products across a broad assortment that includes tops, bottoms, denim, dresses, intimates, activewear, footwear and accessories. Our proprietary product offering delivers a superior fit for the curvy woman that makes her love the way she looks and feels. Our style is unapologetically youthful and sexy. We believe our customer values the appeal and versatility of our curated product assortment that helps her look her best for any occasion, including weekend, casual, work and dressy, all at accessible price points. Through our product and brand experience we connect with customers in a way that other brands, many of which treat plus-size customers as an after-thought, have not.

Key Financial and Operating Metrics

We use the following metrics to assess the progress of our business, inform how we allocate our time and capital, and assess the near-term and longer-term performance of our business.

	Fiscal Year Ended (in thousands, except net sales per active customer, number of stores and percentages)		
	January 28, 2023	January 29, 2022	January 30, 2021
Active customers (as of end of period)(A)	3,902	3,821	3,182
Net sales per active customer(A)	$ 330	$ 340	$ 309
Comparable sales(B)	(3)%	31 %	(7)%
Number of stores (as of end of period)	639	624	608
Net income (loss)	$ 50,209	$ (29,944)	$ 24,532
Adjusted EBITDA(C)	$ 152,350	$ 245,853	$ 100,797

(A) Active customers and net sales per active customer calculated on a preceding four quarters basis.
(B) The computation of comparable sales includes results from stores that were temporarily closed due to COVID-19.
(C) Please refer to "Results of Operations" for a reconciliation of net income (loss) to Adjusted EBITDA.

Active Customers. We define an active customer as a distinct, identifiable customer who has completed at least one purchase transaction either in-store or online in the preceding four quarters. We are able to identify the vast majority of our customers primarily through our robust loyalty program, which gives us access to extensive customer and sales data. We have improved our customer tracking capabilities and have grown the proportion of our net sales attributable to active customers over time. The proportion of net sales, excluding PLCC Funds (as defined in "Note 2–Summary of Significant Accounting Policies"), that we are able to attribute to active customers was 97% for fiscal year 2022, 97% for fiscal year 2021 and 98% for fiscal year 2020. As a result, historical year-over-year growth in active customers may factor in increases attributable to our improved capabilities. We view the number of active customers as a key indicator of our growth, the reach of our e-Commerce and stores platform, the value proposition and consumer awareness of our brand and our customers' desire to purchase our products.

Net Sales per Active Customer. We define net sales per active customer for any given period as the net sales in the preceding four quarters, divided by the total number of active customers at the end of that period. We view net sales per active customer as a key indicator of our customers' purchasing patterns, including their initial and repeat purchase behavior and intend to closely monitor this metric going forward.

Comparable Sales. We define comparable sales for any given period as the sales of our e-Commerce operations and stores that we have included in our comparable sales base during that period. We include a store in our comparable sales base after it has been open for 15 full fiscal months. If a store is closed during a fiscal year, it is only included in the computation of comparable sales for the full fiscal months in which it was open. The computation of comparable sales includes results from stores that were temporarily closed due to COVID-19. Partial fiscal months are excluded from the computation of comparable sales. Comparable sales allow us to evaluate how our unified commerce business is performing exclusive of the effects of new store openings. We apply current year foreign currency exchange rates to both current year and prior year comparable sales to remove the impact of foreign currency fluctuation and achieve a consistent basis for comparison. Comparable sales allow us to evaluate how our unified commerce business is performing exclusive of the effects of non-comparable sales.

Number of Stores. Store count reflects all stores open at the end of a reporting period. In connection with opening new stores, we incur pre-opening costs, which primarily consist of payroll, travel, training, marketing, initial opening supplies, costs of transporting initial inventory and fixtures to store locations, and occupancy costs incurred from the time of possession of a store site to the opening of that store. These pre-opening costs are included in our selling, general and administrative expenses and are expensed as incurred.

Adjusted EBITDA. Adjusted EBITDA is a supplemental measure of our operating performance that is neither required by, nor presented in accordance with GAAP and our calculation thereof may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA represents GAAP net income (loss) plus interest expense less interest income, net of other expense (income), plus provision for less (benefit from) income taxes, depreciation and amortization ("EBITDA"), and share-based compensation, noncash deductions and charges and other expenses. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period by isolating the effects of certain items that vary from period to period without any correlation to ongoing operating performance. We also use Adjusted EBITDA as one of the primary methods for planning and forecasting the overall expected performance of our business and for evaluating on a quarterly and annual basis actual results against such expectations. Further, we recognize Adjusted EBITDA as a commonly used measure in determining business value and, as such, use it internally to report and analyze our results and as a benchmark to determine certain non-equity incentive payments made to executives.

Adjusted EBITDA has limitations as an analytical tool. This measure is not a measurement of our financial performance under GAAP and should not be considered in isolation or as an alternative to or substitutes for net income (loss), income (loss) from operations or any other performance measures determined in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Among other limitations, Adjusted EBITDA does not reflect:

- interest expense;
- interest income, net of other expense (income);
- provision for income taxes;
- depreciation and amortization;
- share-based compensation;
- noncash deductions and charges; and
- other expenses.

Material Events and Uncertainties Affecting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and elsewhere in this Annual Report on Form 10-K in the section titled "Risk Factors."

Customer Acquisition and Retention. Our success is impacted not only by efficient and profitable customer acquisition, but also by our ability to retain customers and encourage repeat purchases. It is important to maintain reasonable costs for these marketing efforts relative to the net sales and profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results. New requirements for consumer disclosures regarding privacy practices, and new application tracking transparency framework that requires opt-in consent for certain types of tracking were implemented by third party providers in 2021, which has increased the difficulty and cost of acquiring and retaining customers. These changes may adversely affect our results of operations.

Customer Migration from Single to Omni-channel. We have a history of converting customers from single-channel customers to omni-channel customers, defined as active customers who shopped both online and in-store within the last twelve months. Customers that shop across multiple channels purchase from us more frequently and spent approximately 3.4 times more per year than our single-channel customer.

Overall Economic Trends. Our results of operations during any given period are often impacted by the overall economic conditions in the markets in which we operate. Consumer purchases of clothing generally remain constant or may increase during stable economic periods and decline during recessionary periods, inflationary periods and other periods when disposable income is adversely affected. Recent historic high rates of inflation have led to a softening of consumer demand. We have encountered inflation on our wages, transportation and product costs, and a material increase in these costs without any meaningful offsetting price increases may reduce our future profits. Additionally, the COVID-19 pandemic may continue to have a materially adverse impact on the macroeconomic environment in the United States as well as our results of operations.

Demographic Changes. Our business has experienced growth over recent periods due, in part, to an increase in the plus-size population. Slower or negative growth in this demographic, in particular among women ages 25 to 40, specific to certain geographic markets, income levels or overall, could adversely affect our results of operations.

Growth in Brand Awareness. We intend to continue investing in our brand, with a specific focus on growing brand awareness, customer engagement, and conversion through targeted investments in performance and brand marketing. We have made significant historical investments to strengthen the Torrid brand through our marketing efforts, brand partnerships, events and expansion of our social media presence. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

Inventory Management. Our strategy is built around a base of core products that provide our customer with year-round style. At the same time, we introduce new lines of merchandise approximately 16 times per year, thus providing a consistent flow of fresh merchandise to keep our customer engaged, encourage repeat business and attract new customers. We employ a data-driven approach to design and product development, proactively and quickly incorporating sales and operational performance information alongside customer feedback from thousands of product reviews. We engage in ongoing dialogue with customers through social media and customer surveys. Shifts in inventory levels may result in fluctuations in the amount of regular price sales, markdowns, and merchandise mix, as well as gross margin.

Impact of COVID-19. The COVID-19 pandemic has caused general business disruption worldwide. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, cash flows, and financial condition will depend on future developments that are uncertain. A resurgence in the pandemic or the emergence of new variants of the coronavirus could have a negative impact on our business including, but not limited to, new closure requirements with respect to some or all of our physical locations, changes in consumer behavior, difficulties attracting and retaining employees and supply chain disruptions.

Investments. We have invested significantly to strengthen our business, including augmenting leadership across our organization and enhancing our infrastructure and technology, and have delivered significant growth as a result. In order to realize such growth, we anticipate that our operating expenses will grow as we continue to increase our spending on advertising and marketing and hire additional personnel primarily in marketing, product design and development, merchandising, technology, operations, customer service and general and administrative functions. We will also continue to selectively expand our store footprint and make investments to improve the customer experience both in-store and online. We believe that such investments will increase the number and loyalty of our customers and, as a result, yield positive financial performance in the long term.

Seasonality. While seasonality frequently impacts businesses in the retail sector, our business is generally not seasonal. Accordingly, our net sales do not fluctuate as significantly as those of other brands and retailers from quarter to quarter and any modest seasonal effect does not significantly change the underlying trends in our business. Additionally, we do not generate an outsized share of our net sales or Adjusted EBITDA during the holiday season. Typically, our Adjusted EBITDA generation is strongest in the first half of the year as we benefit from more favorable merchandise margins, lower advertising and lower shipping expenses relative to the second half of the year. The lack of net sales seasonality provides structural cost advantages relative to peers, including reduced staffing cyclicality and seasonal distribution capacity needs.

Components of Our Results of Operations

In the fourth quarter of fiscal year 2022, we made a voluntary change in our accounting policy regarding the classification of PLCC Funds (as defined in "Note 2–Summary of Significant Accounting Policies") we receive pursuant to the Credit Card

Agreement (as defined in "Note 2–Summary of Significant Accounting Policies"). Historically, we recorded PLCC Funds (as defined in "Note 2–Summary of Significant Accounting Policies") as a reduction to selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Under the new policy, we record PLCC Funds (as defined in "Note 2–Summary of Significant Accounting Policies") in net sales in the consolidated statements of operations and comprehensive income (loss). This reclassification does not have any impact on income from operations, income before provision for income taxes, net income (loss) or earnings (loss) per share and there was no cumulative effect to stockholders' deficit or net assets. The recognition of PLCC Funds (as defined in "Note 2–Summary of Significant Accounting Policies") in net sales is preferable because it will enhance the comparability of our financial statements with those of many of our industry peers and provide greater transparency into performance metrics relevant to our industry by showing the gross impact of the funds received as net sales instead of as a reduction to selling, general and administrative expenses.

Net Sales. Net sales reflects our revenues from the sale of our merchandise, shipping and handling revenue received from e-Commerce sales, PLCC Funds (as defined in "Note 2–Summary of Significant Accounting Policies") and gift card breakage income, less returns, discounts and loyalty points/awards. Revenue from our stores is recognized at the time of sale and revenue from our e-Commerce channel is recognized upon shipment of the merchandise to the home of the customer; except in cases where the merchandise is shipped to a store and revenue is recognized when the customer retrieves the merchandise from the store. Net sales are impacted by the size of our active customer base, product assortment and availability, marketing and promotional activities and the spending habits of our customers. Net sales are also impacted by the migration of single-channel customers (i.e., customers shopping only in-store or online) to omni-channel customers (i.e., customers shopping both in-store and online), who on average spend significantly more than single-channel customers in a given year.

Gross Profit. Gross profit is equal to our net sales less cost of goods sold. Our cost of goods sold includes merchandise costs, freight, inventory shrinkage, payroll expenses associated with the merchandising department, distribution center expenses and store occupancy expenses, including rent, common area maintenance charges, real estate taxes and depreciation. Merchandising payroll costs and store occupancy costs included within cost of goods sold are largely fixed and do not necessarily increase as volume increases. We review our inventory levels on an ongoing basis in order to identify slow-moving merchandise and generally use markdowns to clear that merchandise. The timing and level of markdowns are driven primarily by customer acceptance of our merchandise. The primary drivers of our merchandise costs include the raw materials, labor in the countries where we source our merchandise, customs duties, and logistics costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include all operating costs not included in cost of goods sold or marketing expenses. Our historical revenue growth has been accompanied by increased selling, general and administrative expenses. For instance, we continue to make payroll investments to support our long-term growth.

Marketing Expenses. We continue to make investments in marketing in an effort to grow and retain our active customer base and increase our brand awareness. Marketing expenses consist primarily of (i) targeted online performance marketing costs, such as retargeting, paid search/product listing advertising, and social media advertisements, (ii) store and brand marketing, public relations and photographic production designed to acquire, retain and remain connected to customers and (iii) payroll and benefits expenses associated with our marketing team.

Interest Expense. Interest expense consists primarily of interest expense and other fees associated with our Existing ABL Facility, as amended and New Term Loan Credit Agreement.

Provision for Income Taxes. Our provision for income taxes consists of an estimate of federal and state income taxes based on enacted federal and state tax rates, as adjusted for allowable credits, deductions and uncertain tax positions.

Results of Operations

Fiscal Year 2022 Compared to Fiscal Year 2021

The following table summarizes our consolidated results of operations for the periods indicated (dollars in thousands):

	Fiscal Year Ended			
	January 28, 2023	% of Net Sales	January 29, 2022	% of Net Sales
Net sales[(A)]	$ 1,288,144	100.0 %	$ 1,297,271	100.0 %
Cost of goods sold	828,605	64.3 %	759,826	58.6 %
Gross profit	459,539	35.7 %	537,445	41.4 %
Selling, general and administrative expenses[(A)]	297,973	23.1 %	439,409	33.8 %
Marketing expenses	59,941	4.7 %	52,654	4.1 %
Income from operations	101,625	7.9 %	45,382	3.5 %
Interest expense	29,736	2.3 %	29,497	2.3 %
Interest income, net of other expense	207	0.0 %	56	0.0 %
Income before provision for income taxes	71,682	5.6 %	15,829	1.2 %
Provision for income taxes	21,473	1.7 %	45,773	3.5 %
Net income (loss)	$ 50,209	3.9 %	$ (29,944)	(2.3)%

(A) In the fourth quarter of fiscal year 2022, we made a voluntary change in our accounting policy regarding the classification of PLCC Funds (as defined in "Note 2–Summary of Significant Accounting Policies") in the consolidated statements of operations and comprehensive income (loss). The reclassification is applied retrospectively to all prior periods presented. See "Note 2–Summary of Significant Accounting Policies" for further information.

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented (dollars in thousands):

	Fiscal Year Ended	
	January 28, 2023	January 29, 2022
Net income (loss)	$ 50,209	$ (29,944)
Interest expense	29,736	29,497
Interest income, net of other expense	207	56
Provision for income taxes	21,473	45,773
Depreciation and amortization[(A)]	36,074	35,204
Share-based compensation[(B)]	9,980	159,754
Noncash deductions and charges[(C)]	2,493	615
Other expenses[(D)]	2,178	4,898
Adjusted EBITDA	$ 152,350	$ 245,853

(A) Depreciation and amortization excludes amortization of debt issuance costs and original issue discount that are reflected in interest expense.
(B) Prior to the consummation of our IPO on July 6, 2021, share-based compensation was determined based on the remeasurement of our liability-classified incentive units.
(C) Noncash deductions and charges includes losses on property and equipment disposals and the net impact of noncash rent expense.
(D) Other expenses include IPO-related transaction fees, severance costs for certain key management positions and the reimbursement of certain management expenses, primarily for travel, incurred by Sycamore on our behalf, which are not considered to be part of our core business.

Net Sales

Net sales for fiscal year 2022 decreased $9.2 million, or 0.7%, to $1,288.1 million, from $1,297.3 million for fiscal year 2021. This decrease was primarily driven by a decrease in average sales transaction value relative to fiscal year 2021, as a result of increased promotional activity, partially offset by a $15.5 million increase in PLCC Funds (as defined in "Note 2–Summary of Significant Accounting Policies"). Active customers increased 0.1 million, or 2.1%, to 3.9 million at the end of fiscal year 2022, from 3.8 million at the end of fiscal year 2021. Net sales per active customer decreased by $10 from $340 in fiscal year 2021 to $330 in fiscal year 2022. Comparable sales decreased 3.0%. The total number of stores we operate increased by 15

stores, or 2.4%, to 639 stores at the end of fiscal year 2022, from 624 stores at the end of fiscal year 2021. Our new store openings during fiscal year 2022 include an eight-location test concept of our intimates brand, Curve.

Gross Profit

Gross profit for fiscal year 2022 decreased $77.9 million, or 14.5%, to $459.5 million, from $537.4 million for fiscal year 2021. This decrease was primarily due to increases in discounts and promotions related to inventory clearance activity, and product and transportation costs, primarily as a result of inflation. Gross profit as a percentage of net sales decreased 5.7% to 35.7% in fiscal year 2022 from 41.4% in fiscal year 2021. This decrease was primarily driven by increases in discounts and promotions related to inventory clearance activity, product costs and e-Commerce shipping costs. The increases in product and e-Commerce shipping costs were primarily as a result of inflation.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal year 2022 decreased $141.4 million, or 32.2%, to $298.0 million, from $439.4 million for fiscal year 2021. The decrease was primarily due to a $149.8 million decrease in share-based compensation expense and a $19.4 million decrease in performance bonuses, partially offset by increases in store and e-Commerce payroll costs of $16.6 million, primarily due to inflationary pressures, headquarters general and administrative expenses of $6.8 million and other store operating costs of $3.4 million. The decrease in share-based compensation expense during fiscal year 2022 was due to an increase in the Torrid Holding LLC equity value during fiscal year 2021. Selling, general and administrative expenses as a percentage of net sales decreased 10.7% to 23.1% in fiscal year 2022 from 33.8% in fiscal year 2021. This decrease was driven by decreased share-based compensation expense and performance bonuses, partially offset by increases in store and e-Commerce payroll costs, primarily due to inflationary pressures, and other store operating costs.

Marketing Expenses

Marketing expenses for fiscal year 2022 increased $7.3 million, or 13.8%, to $59.9 million, from $52.7 million for fiscal year 2021. This increase was primarily due to increased television and digital marketing, partially offset by decreased direct mail program spend. Marketing expenses as a percentage of net sales increased by 0.6% to 4.7% in fiscal year 2022 from 4.1% in fiscal year 2021. This increase was primarily driven by increased television and digital marketing.

Interest Expense

Interest expense was $29.7 million for fiscal year 2022, compared to $29.5 million for fiscal year 2021. The increase was primarily due an increase in the variable interest rate associated with the New Term Loan Credit Agreement and an increase in borrowings on the Existing ABL Facility, as amended, during fiscal year 2022 compared to fiscal year 2021, partially offset by the absence of the write-off of $5.2 million of unamortized deferred financing costs and OID when we repaid the amended term loan credit agreement ("Amended Term Loan Credit Agreement"), and the absence of the $2.1 million prepayment penalty.

Provision for Income Taxes

The provision for income taxes for fiscal year 2022 decreased by $24.3 million to $21.5 million, from $45.8 million for fiscal year 2021. Our effective tax rate was 30.0% for fiscal year 2022 as compared to 289.2% for fiscal year 2021. The unconventional effective tax rate for fiscal year 2021 was primarily due to the increase in the amount of non-deductible items associated with share-based compensation, relative to income before provision for income taxes for fiscal year 2021. The increase in the amount of non-deductible items associated with share-based compensation during fiscal year 2021 was driven by a $111.4 million remeasurement adjustment related to the increase in the value of the incentive units as indicated by the Torrid Holding LLC equity value as of June 30, 2021, following the pricing of our IPO.

Fiscal Year 2021 Compared to Fiscal Year 2020

The following table summarizes our consolidated results of operations for the periods indicated (dollars in thousands):

	Fiscal Year Ended			
	January 29, 2022	% of Net Sales	January 30, 2021	% of Net Sales
Net sales[(A)]	$ 1,297,271	100.0 %	$ 984,170	100.0 %
Cost of goods sold	759,826	58.6 %	643,215	65.4 %
Gross profit	537,445	41.4 %	340,955	34.6 %
Selling, general and administrative expenses[(A)]	439,409	33.8 %	232,754	23.6 %
Marketing expenses	52,654	4.1 %	51,382	5.2 %
Income from operations	45,382	3.5 %	56,819	5.8 %
Interest expense	29,497	2.3 %	21,338	2.2 %
Interest income, net of other expense (income)	56	0.0 %	(42)	0.0 %
Income before provision for income taxes	15,829	1.2 %	35,523	3.6 %
Provision for income taxes	45,773	3.5 %	10,991	1.1 %
Net (loss) income	$ (29,944)	(2.3)%	$ 24,532	2.5 %

(A) In the fourth quarter of fiscal year 2022, we made a voluntary change in our accounting policy regarding the classification of PLCC Funds (as defined in "Note 2–Summary of Significant Accounting Policies") in the consolidated statements of operations and comprehensive income (loss). The reclassification is applied retrospectively to all prior periods presented. See "Note 2–Summary of Significant Accounting Policies" for further information.

The following table provides a reconciliation of net income to Adjusted EBITDA for the periods presented (dollars in thousands):

	Fiscal Year Ended	
	January 29, 2022	January 30, 2021
Net (loss) income	$ (29,944)	$ 24,532
Interest expense	29,497	21,338
Interest income, net of other expense (income)	56	(42)
Provision for income taxes	45,773	10,991
Depreciation and amortization[(A)]	35,204	33,072
Share-based compensation[(B)]	159,754	7,791
Noncash deductions and charges[(C)]	615	1,984
Other expenses[(D)]	4,898	1,131
Adjusted EBITDA	$ 245,853	$ 100,797

(A) Depreciation and amortization excludes amortization of debt issuance costs and original issue discount that are reflected in interest expense.
(B) Prior to the consummation of our IPO on July 6, 2021, share-based compensation was determined based on the remeasurement of our liability-classified incentive units.
(C) Noncash deductions and charges includes losses on property and equipment disposals and the net impact of noncash rent expense.
(D) Other expenses include IPO-related transaction fees and the reimbursement of certain management expenses, primarily for travel, incurred by Sycamore on our behalf, which are not considered to be part of our core business.

Net Sales

Net sales for fiscal year 2021 increased $313.1 million, or 31.8%, to $1,297.3 million, from $984.2 million for fiscal year 2020. This increase was primarily driven by an increase in orders placed and an increase in average order value relative to fiscal year 2020, which was impacted by disruption caused by the COVID-19 pandemic. Active customers increased 0.6 million, or 18.8%, to 3.8 million at the end of fiscal year 2021, from 3.2 million at the end of fiscal year 2020. Net sales per active customer increased by 10.0% from $309 in fiscal year 2020 to $340 in fiscal year 2021. The total number of stores we operate increased by 16 stores, or 2.6%, to 624 stores at the end of fiscal year 2021, from 608 stores at the end of fiscal year 2020.

Gross Profit

Gross profit for fiscal year 2021 increased $196.5 million, or 57.6%, to $537.4 million, from $341.0 million for fiscal year 2020. This increase was primarily due to higher net sales volumes. Gross profit as a percentage of net sales increased 6.8% to 41.4% in fiscal year 2021 from 34.6% in fiscal year 2020. This increase was primarily driven by higher net sales volumes and leverage of store occupancy costs, distribution costs, merchandising payroll costs and store depreciation expense as a result of higher net sales volume.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal year 2021 increased $206.7 million, or 88.8%, to $439.4 million, from $232.8 million for fiscal year 2020. This increase was primarily due to a $152.0 million increase in share-based compensation expense, increased store payroll costs of $27.7 million, increased performance bonuses of $8.0 million, other store operating cost increases of $6.9 million and increased headquarters general and administrative expenses of $4.2 million, primarily due to additional costs associated with being a publicly traded company. Selling, general and administrative expenses as a percentage of net sales increased 10.2% to 33.8% in fiscal year 2021 from 23.6% in fiscal year 2020. This increase was driven by increased share-based compensation expense and performance bonuses, partially offset by leverage of headquarters general and administrative expenses, other store operating costs and store/e-Commerce payroll costs as a result of higher net sales volume.

Marketing Expenses

Marketing expenses for fiscal year 2021 increased $1.3 million, or 2.5%, to $52.7 million, from $51.4 million for fiscal year 2020. This increase was primarily due to increased digital, store and brand marketing, partially offset by decreased direct mail program spend. Marketing expenses as a percentage of net sales decreased by 1.1% to 4.1% in fiscal year 2021 from 5.2% in fiscal year 2020. This decrease was driven by leverage of our marketing expenses as a result of higher net sales volume.

Interest Expense

Interest expense was $29.5 million for fiscal year 2021, compared to $21.3 million for fiscal year 2020. The increase was primarily due to the write-off of $5.2 million of unamortized deferred financing costs and OID when we repaid the Amended Term Loan Credit Agreement, and the $2.1 million prepayment penalty. The increase was also due to an increase in the total borrowings outstanding related to the New Term Loan Credit Agreement as of January 29, 2022 compared to the total borrowings outstanding related to the Amended Term Loan Credit Agreement as of January 30, 2021, partially offset by a lower variable interest rate related to the New Term Loan Credit Agreement compared to the variable interest rate related to the Amended Term Loan Credit Agreement.

Provision for Income Taxes

The provision for income taxes for fiscal year 2021 increased by $34.8 million to $45.8 million, from $11.0 million for fiscal year 2020. Our effective tax rate was 289.2% for fiscal year 2021 as compared to 30.9% for fiscal year 2020. The unconventional effective tax rate for fiscal year 2021 is primarily due to the increase in the amount of non-deductible items associated with share-based compensation, relative to income before provision for income taxes for fiscal year 2021. The increase in the amount of non-deductible items associated with share-based compensation during fiscal year 2021 was driven by a $111.4 million remeasurement adjustment related to the increase in the value of the incentive units as indicated by the Torrid Holding LLC equity value as of June 30, 2021, following the pricing of our IPO.

Quarterly Financial Data

The following table summarizes our unaudited consolidated income (loss) from operations for each of the fiscal quarters in fiscal years 2022 and 2021 (dollars in thousands):

	Three Months Ended							
	January 28, 2023	October 29, 2022	July 30, 2022	April 30, 2022	January 29, 2022	October 30, 2021	July 31, 2021	May 1, 2021
Net sales[(A)]	$ 301,228	$ 300,201	$ 353,522	$ 333,193	$ 318,649	$ 310,890	$ 337,507	$ 330,225
Cost of goods sold	205,049	198,263	222,030	203,263	214,767	181,094	183,150	180,815
Gross profit	96,179	101,938	131,492	129,930	103,882	129,796	154,357	149,410
Selling, general and administrative expenses[(A)]	77,837	69,347	78,574	72,215	70,292	71,048	183,678	114,391
Marketing expenses	15,827	12,638	13,502	17,974	17,378	15,023	10,728	9,525
Income (loss) from operations	2,515	19,953	39,416	39,741	16,212	43,725	(40,049)	25,494

(A) In the fourth quarter of fiscal year 2022, we made a voluntary change in our accounting policy regarding the classification of PLCC Funds (as defined in "Note 2–Summary of Significant Accounting Policies") in the consolidated statements of operations and comprehensive income (loss). The reclassification is applied retrospectively to all prior periods presented. See "Note 2–Summary of Significant Accounting Policies" and "Note 21–Quarterly Financial Data (Unaudited)" for further information.

Liquidity and Capital Resources

General

Our business relies on cash flows from operations as our primary source of liquidity. We do, however, have access to additional liquidity, if needed, through borrowings under our Existing ABL Facility, as amended. Our primary cash needs are for merchandise inventories, payroll, rent for our stores, headquarters and distribution center, capital expenditures associated with opening new stores and updating existing stores, logistics and information technology. We also need cash to fund our interest and principal payments on the New Term Loan Credit Agreement and make discretionary repurchases of our common stock. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, prepaid expenses and other current assets, accounts payable, accrued and other current liabilities and operating lease liabilities. We believe that cash generated from operations and the availability of borrowings under our Existing ABL Facility, as amended, or other financing arrangements will be sufficient to meet working capital requirements and anticipated capital expenditures for at least the next 12 months. There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our Existing ABL Facility, as amended, or otherwise to enable us to service our indebtedness, or to make capital expenditures in the future. Our future operating performance and our ability to service or extend our indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Cash Flow Analysis

A summary of operating, investing and financing activities are shown in the following table (dollars in thousands):

	Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Net cash provided by operating activities	$ 53,311	$ 121,220	$ 151,821
Net cash used in investing activities	(23,369)	(17,552)	(11,570)
Net cash used in financing activities	(45,117)	(197,809)	(45,925)

Net Cash Provided By Operating Activities

Operating activities consist primarily of net income (loss) adjusted for noncash items, including depreciation and amortization and share-based compensation, the effect of working capital changes and taxes paid.

Net cash provided by operating activities during fiscal year 2022 was $53.3 million compared to $121.2 million during fiscal year 2021. The decrease in cash provided by operating activities during fiscal year 2022 was primarily as a result of a decrease in share-based compensation expense added back to cash provided by operating activities as a noncash adjustment and a decrease in accrued and other current liabilities, partially offset by the following activities during fiscal year 2022: (i) an

increase in net income, (ii) a decrease in prepaid income taxes and (iii) a decrease in inventory purchases. The decrease in share-based compensation expense during fiscal year 2022 was due to an increase in Torrid Holding LLC's equity value during fiscal year 2021. The decrease in accrued and other current liabilities was primarily as a result of decreases in accrued payroll and related expenses and accrued inventory-in-transit.

Net cash provided by operating activities during fiscal year 2021 was $121.2 million compared to $151.8 million during fiscal year 2020. The decrease in cash provided by operating activities was primarily as a result of increases in inventory purchases and prepaid income taxes and decreases in net income (loss), operating lease liabilities and income taxes payable and a lower increase in accounts payable compared to fiscal year 2020. The decrease in net cash provided by operating activities was partially offset by a $152.0 million increase in share-based compensation expense added back to net cash provided by operating activities as a noncash adjustment. The increase in share-based compensation expense for fiscal year 2021 was due to an increase in Torrid Holding LLC's equity value combined with share-based compensation pursuant to the Torrid Holdings Inc. 2021 Long-Term Incentive Plan adopted on June 22, 2021. The decrease in net cash provided by operating activities was also partially offset by an increase in accrued and other current liabilities related to increases in accrued inventory in-transit and accrued payroll and related expenses and an increase in due to related parties.

Net Cash Used In Investing Activities

Typical investing activities consist primarily of capital expenditures for growth (new store openings, relocations and major remodels), store maintenance (minor store remodels and investments in store fixtures), and infrastructure to support the business related primarily to information technology, our headquarters facility and our West Jefferson, Ohio distribution center.

Net cash used in investing activities were $23.4 million and $17.6 million in fiscal years 2022 and 2021, respectively. The increase in cash used in investing activities was primarily as a result of an increase in capital expenditures related to the opening of new stores and store relocations and investments in our West Jefferson, Ohio distribution center during fiscal year 2022, compared to fiscal year 2021.

Net cash used in investing activities were $17.6 million and $11.6 million in fiscal years 2021 and 2020, respectively. The increase in cash used in investing activities was primarily as a result of an increase in capital expenditures related to the opening of new stores, store relocations and investments in our West Jefferson, Ohio distribution center during fiscal year 2021, compared to fiscal year 2020.

Net Cash Used In Financing Activities

Financing activities consist primarily of (i) borrowings and repayments related to our Existing ABL Facility, as amended, (ii) borrowings and repayments related to the New Term Loan Credit Agreement and (iii) repurchases and retirement of our common stock.

Net cash used in financing activities were $45.1 million and $197.8 million for fiscal years 2022 and 2021, respectively. The decrease in net cash used in financing activities is primarily as a result of the following activities during fiscal year 2022: (i) the absence of the $300.0 million capital distribution to Torrid Holding LLC, (ii) the absence of the $212.8 million repayment of the Amended Term Loan Credit Agreement and related costs and (iii) $8.4 million net borrowing from the Existing ABL Facility, as amended, partially offset by repurchases and retirement of common stock of $31.7 million, principal payments of $21.9 million on the New Term Loan Credit Agreement and the absence of the $340.5 million proceeds received during fiscal year 2021 from the New Term Loan Credit agreement.

Net cash used in financing activities was $197.8 million for fiscal year 2021 compared to $45.9 million for fiscal year 2020. The increase in net cash used in financing activities is primarily as a result of the following activities during fiscal year 2021: (i) $300.0 million distribution to Torrid Holding LLC, (ii) principal payments on the Amended Term Loan Credit agreement of $210.7 million, (iii) $2.1 million prepayment penalty related to the Amended Term Loan Credit Agreement, (iv) tax payments of $2.1 million made on behalf of our employees related to the vesting of restricted stock awards and RSUs, (v) $0.7 million of deferred financing costs related to the 3rd Amendment to the Existing ABL Facility, as amended and (vi) $23.4 million for repurchases and retirement of common stock, partially offset by proceeds from the New Term Loan Credit Agreement of $340.5 million, net of OID and deferred financing costs and proceeds of $0.6 million for issuances under share-based compensation plans.

Debt Financing Arrangements

For the stated periods, our debt financing arrangements consisted of the following (in thousands):

	January 28, 2023	January 29, 2022
Existing ABL Facility, as amended	$ 8,380	$ —
Term loan		
New Term Loan Credit Agreement	328,125	350,000
Less: current portion of unamortized original issue discount and debt financing costs	(1,356)	(1,356)
Less: noncurrent portion of unamortized original issue discount and debt financing costs	(5,928)	(7,284)
Total term loan outstanding, net of unamortized original issue discount and debt financing costs	320,841	341,360
Less: current portion of term loan, net of unamortized original issue discount and debt financing costs	(16,144)	(20,519)
Total term loan, net of current portion and unamortized original issue discount and debt financing costs	$ 304,697	$ 320,841

New Term Loan Credit Agreement

On June 14, 2021, we entered into a term loan credit agreement ("New Term Loan Credit Agreement") among Bank of America, N.A., as agent, and the lenders party thereto.

The New Term Loan Credit Agreement provides for term loans in an initial aggregate amount of $350.0 million ("Principal"), which is recorded net of OID of $3.5 million and has a maturity date of June 14, 2028. In connection with the New Term Loan Credit Agreement, we paid financing costs of approximately $6.0 million.

The $346.5 million proceeds of the New Term Loan Credit Agreement, net of OID, were used to (i) repay and terminate the Amended Term Loan Credit Agreement (as defined below); (ii) make a $131.7 million distribution to the direct and indirect holders of our equity interests; and (iii) pay for financing costs associated with the New Term Loan Credit Agreement.

Loans made pursuant to the New Term Loan Credit Agreement bear interest at an annual rate equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate quoted by The Wall Street Journal, (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate for an interest period of one month, plus 1.00% (in each case, subject to a floor of 1.75%); or (b) at a LIBOR rate for the interest period relevant to such borrowing (subject to a floor of 0.75%), in each case plus an applicable margin of 5.50% for LIBOR borrowings and 4.50% for base rate borrowings.

If we elect the LIBOR rate, interest is due and payable on the last day of each interest period, unless an interest period exceeds three months, then the respective dates that fall every three months after the beginning of the interest period shall also be interest payment dates. If we elect the Base rate loan, interest is due and payable the last day of each calendar quarter. The elected interest rate at the end of fiscal year 2022 was approximately 10%.

In addition to paying interest on the outstanding Principal under the New Term Loan Credit Agreement, we are required to make fixed mandatory repayments of the Principal on the last business day of each fiscal quarter until maturity commencing with the second full fiscal quarter following the closing date ("Repayment"). For each of the fiscal quarters until the maturity date and starting with the fourth fiscal quarter of 2021, Repayments represent 1.25% of the Principal, reduced as a result of the application of prior Prepayments (as defined below).

Under the New Term Loan Credit Agreement, we are also required to make variable mandatory prepayments of the Principal, under certain conditions as described below, approximately 102 days after the end of each fiscal year (each, a "Prepayment"). Prepayments, if applicable, commence at the end of fiscal year 2022 and represent between 0% and 50% (depending on our first lien net leverage ratio) of Excess Cash Flow (as defined in the New Term Loan Credit Agreement) in excess of $10.0 million, minus prepayments of Principal, the Existing ABL Facility, as amended (to the extent accompanied by a permanent reduction in the commitments thereunder) and certain other specified indebtedness and amounts in connection with certain other enumerated items. As of January 28, 2023, we did not meet the Excess Cash Flow threshold to require a Prepayment.

In addition to mandatory Repayment and Prepayment obligations, we may at our option, prepay a portion of the outstanding Principal ("Optional Prepayment"). If we make Optional Prepayments before June 14, 2023, we will be subject to penalties ranging from 1.00% to 2.00% of the aggregate principal amount.

All of Torrid LLC's existing domestic subsidiaries and Torrid Intermediate LLC unconditionally guarantee all obligations under the New Term Loan Credit Agreement. Substantially all of the assets of Torrid LLC, Torrid LLC's existing subsidiaries and Torrid Intermediate LLC will secure all such obligations and the guarantees of those obligations, subject to certain exceptions.

The New Term Loan Credit Agreement also contains a number of covenants that, among other things and subject to certain exceptions, will restrict our ability and the ability of our subsidiaries to: create, incur or assume liens on our assets or property; incur additional indebtedness; issue preferred or disqualified stock; consolidate or merge; sell assets; pay dividends or make distributions, make investments, or engage in transactions with our affiliates.

At the end of fiscal year 2022, we were compliant with our financial covenants under the New Term Loan Credit Agreement.

At the end of fiscal year 2022, the fair value of the New Term Loan Credit Agreement was approximately $267.4 million. The fair value of the New Term Loan Credit Agreement is determined using current applicable rates for similar instruments as of the balance sheet date, a Level 2 measurement (as defined in "Note 20—Fair Value Measurements").

At the end of fiscal year 2022, total borrowings, net of OID and financing costs, of $320.8 million remain outstanding under the New Term Loan Credit Agreement. During fiscal year 2022, we recognized $26.3 million of interest expense and $1.4 million OID and financing costs related to the New Term Loan Credit Agreement. The OID and financing costs are amortized over the New Term Loan Credit Agreement's seven-year term and are reflected as a direct deduction of the face amount of the term loan in our consolidated balance sheets. We recognize interest payments, together with amortization of the OID and financing costs, in interest expense in our consolidated statements of operations and comprehensive income (loss).

Senior Secured Asset-Based Revolving Credit Facility

In May 2015, we entered into a credit agreement for a senior secured asset-based revolving credit facility ("Original ABL Facility") of $50.0 million (subject to a borrowing base), with Bank of America, N.A. On October 23, 2017, we entered into an amended and restated credit agreement ("Existing ABL Facility"), which amended our Original ABL Facility. The Existing ABL Facility increased the aggregate commitments available under the Original ABL Facility from $50.0 million to $100.0 million (subject to a borrowing base); and increased our right to request additional commitments from up to $30.0 million to up to $30.0 million plus the aggregate principal amount of any permanent principal reductions we may take (subject to customary conditions precedent). On June 14, 2019, in conjunction with the Term Loan Credit Agreement, we entered into an amendment to the Existing ABL Facility (the "1st Amendment"). The 1st Amendment decreased the aggregate commitments available under the Existing ABL Facility from $100.0 million to $70.0 million (subject to a borrowing base), permitted indebtedness incurred pursuant to the Term Loan Credit Agreement and made certain other modifications. On September 4, 2019, we entered into another amendment to the Existing ABL Facility (the "2nd Amendment"). The 2nd Amendment permitted parent company financial statements to be used to satisfy reporting requirements and made certain other modifications. On June 14, 2021, in conjunction with the New Term Loan Credit Agreement, we entered into a third amendment to the Existing ABL Facility (the "3rd Amendment"), which amended our Existing ABL Facility, as amended. The 3rd Amendment increased the aggregate commitments available under the Existing ABL facility, as amended, from $70.0 million to $150.0 million (subject to a borrowing base) and extended the date upon which the principal amount outstanding of the loans would be due and payable in full from October 23, 2022 to June 14, 2026. All other material terms of the Existing ABL Facility, as amended, remain substantially the same as the previous agreements it replaced.

The borrowing base for the Existing ABL Facility, as amended, at any time equals the sum of 90% of eligible credit card receivables, plus 90% of the appraised net orderly liquidation value of eligible inventory and eligible in-transit inventory multiplied by the cost of such eligible inventory and eligible in-transit inventory (to be increased to 92.5% during the period beginning on September 1 of each year and ending on December 31 of each year). The Existing ABL Facility, as amended, includes borrowing capacity for letters of credit and for borrowings on same-day notice, referred to as Swing Line Loans, and is available in U.S. dollars.

Under the Existing ABL Facility, as amended, we have the right to request up to $50.0 million of additional commitments plus the aggregate principal amount of any permanent principal reductions we may take plus the amount by which the borrowing base exceeds the aggregate commitments (subject to customary conditions precedent). The lenders under this facility

are not under any obligation to provide any such additional commitments, and any increase in commitments is subject to customary conditions precedent. If we were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the size of the Existing ABL Facility, as amended, could increase to up to $200.0 million, but our ability to borrow under this facility would still be limited by the amount of the borrowing base.

Borrowings under the Existing ABL Facility, as amended, bear interest at an annual rate equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate for an interest period of one month adjusted for certain costs, plus 1.00%, in each case, plus an applicable margin that ranges from 0.25% to 0.75% based on average daily availability; or (b) at a LIBOR rate for the interest period relevant to such borrowing adjusted for certain costs ("Adjusted LIBOR"), in each case plus an applicable margin that ranges from 1.25% to 1.75%, based on average daily availability. At the end of fiscal year 2022, the applicable interest rate for borrowings under the Existing ABL Facility, as amended, was approximately 8% per annum.

If we elect the LIBOR rate, interest is due and payable on the last day of each interest period, unless an interest period exceeds three months, then the respective dates that fall every three months after the beginning of the interest period shall also be interest payment dates. If we opt for the base rate (including a Swing Line Loan), interest is due and payable on the first business day of each month and on the maturity date.

In addition to paying interest on outstanding principal under the Existing ABL Facility, as amended, we are required to pay a commitment fee in respect of unutilized commitments. The commitment fee ranges between 0.25% and 0.375% per annum of unutilized commitments and will be subject to adjustment each fiscal quarter based on the amount of unutilized commitments during the immediately preceding fiscal quarter. We must also pay customary letter of credit fees and agent fees.

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Existing ABL Facility, as amended, exceeds the lesser of (a) the commitment amount and (b) the borrowing base, we will be required to repay outstanding loans and/or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount.

We may voluntarily reduce the unused portion of the commitment amount and repay outstanding loans at any time. Prepayment of the loans may be made without premium or penalty other than customary "breakage" costs with respect to LIBOR loans.

All obligations under the Existing ABL Facility, as amended, are unconditionally guaranteed by substantially all of Torrid Intermediate LLC's existing majority-owned domestic subsidiaries and will be required to be guaranteed by certain of Torrid Intermediate LLC's future domestic majority-owned subsidiaries. All obligations under the Existing ABL Facility, as amended, and the guarantees of those obligations, will be secured, subject to certain exceptions, by substantially all of Torrid Intermediate LLC's assets.

The Existing ABL Facility, as amended, requires us to maintain a fixed charge coverage ratio of at least 1.00 to 1.00 if we fail to maintain Specified Availability (as defined by the Existing ABL Facility, as amended) of at least the greater of 10% of the Loan Cap, as defined by the Existing ABL Facility, as amended, and $7.0 million. The Existing ABL Facility, as amended, contains a number of other covenants that, among other things and subject to certain exceptions, will restrict our ability and the ability of our subsidiaries to: incur additional indebtedness; pay dividends on our capital stock or redeem, repurchase or retire our capital stock or our other indebtedness; make investments, loans and acquisitions; engage in transactions with our affiliates; sell assets, including capital stock of our subsidiaries; alter the business we conduct; consolidate or merge; and incur liens. At the end of fiscal year 2022, we were compliant with our debt covenants under the Existing ABL Facility, as amended.

The Existing ABL Facility, as amended, specifically restricts dividends and distributions, aside from amounts to cover ordinary operating expenses and taxes, between our subsidiaries and to us. However, dividends and distributions are permitted at any time that either (1) availability under the Existing ABL Facility, as amended, is equal to or greater than 15% of the maximum borrowing amount on a pro forma basis and we are pro forma compliant with a 1.00 to 1.00 fixed charge coverage ratio or (2) availability under the Existing ABL Facility, as amended, is equal to or greater than 20% of the maximum borrowing amount on a pro forma basis. At the end of fiscal year 2022, the maximum restricted payment utilizing the Existing ABL Facility, as amended, that our subsidiaries could make from its net assets was $127.5 million.

We consider the carrying amounts of the Existing ABL Facility, as amended, to approximate fair value because it is carried at a market observable interest rate that resets periodically and is categorized as Level 2 in the fair value hierarchy.

Availability under the Existing ABL Facility, as amended, at the end of fiscal year 2022 was $134.2 million, which reflects borrowings of $8.4 million. Availability under the Existing ABL Facility, as amended, at the end of fiscal year 2022 was $123.9 million, which reflects no borrowings. Standby letters of credit issued and outstanding were $7.4 million and $5.3 million at the end of fiscal years 2022 and 2021, respectively. During the third quarter of fiscal year 2017, we incurred $0.5 million of financing costs for the Existing ABL Facility, which were reduced in fiscal year 2019 by $0.1 million written off to account for the impact of our entry into the 1st Amendment. During the second quarter of fiscal year 2021, we incurred an additional $0.7 million of financing costs in connection with our entry into the 3rd Amendment. These financing costs, together with the unamortized financing costs of $0.1 million associated with the Original ABL Facility, are amortized over the five-year term of the Existing ABL Facility, as amended, and are reflected in prepaid expenses and other current assets and deposits and other noncurrent assets in our consolidated balance sheets. During fiscal years 2022, 2021 and 2020, we amortized financing costs of $0.2 million, $0.1 million and $0.1 million, respectively. During fiscal years 2022, 2021 and 2020, interest payments were $1.8 million, $0.6 million and $0.6 million, respectively. We recognize amortization of financing costs and interest payments for the revolving credit facilities in interest expense in our consolidated statements of operations and comprehensive income (loss).

Share Repurchases

On December 6, 2021, our board of directors authorized a share repurchase program under which we may purchase up to $100.0 million of our outstanding common stock. Repurchases may be made from time to time, depending upon a variety of factors, including share price, corporate and regulatory requirements, and other market and business conditions, as determined by us. We may purchase shares of our common stock in the open market at current market prices at the time of purchase, in privately negotiated transactions, or by other means. The authorization does not, however, obligate us to acquire any particular amount of shares, and the share repurchase program may be suspended or terminated at any time at our discretion. As of January 28, 2023, we had approximately $44.9 million remaining under the repurchase program.

Contractual Obligations

We enter into long-term contractual obligations and commitments in the normal course of business, primarily debt obligations, purchase obligations and non-cancelable operating leases. As of January 28, 2023, our contractual cash obligations over the next several periods are set forth below (dollars in thousands).

	Payments Due by Period				
	Total	<1 Year	1-3 Years	3-5 Years	Thereafter
Contractual Obligations:					
New Term Loan Credit Agreement Obligations[(1)]	$ 328,125	$ 17,500	$ 35,000	$ 35,000	$ 240,625
Interest Expense on New Term Loan Credit Agreement Obligations[(1)(2)]	158,682	33,536	61,597	54,297	9,252
Purchase Obligations	209,998	209,998	—	—	—
Letters of Credit and Other Obligations[(3)]	36,962	27,217	9,745	—	—
Operating Lease Obligations[(4)]	257,350	56,665	100,724	57,147	42,814
Total	$ 991,117	$ 344,916	$ 207,066	$ 146,444	$ 292,691

(1) Amounts assume that the New Term Loan Credit Agreement is paid upon maturity and does not consider any variable mandatory principal prepayments or optional principal prepayments which we may make in the future.

(2) Assumes an interest rate of approximately 10% per annum, consistent with the interest rate at January 28, 2023.

(3) Amounts listed above do not include cash obligations related to relocation expenses in connection with the involuntary separation of certain employees due to the uncertainty regarding the amount of such expenses.

(4) Includes estimated annual future minimum occupancy payments under operating leases including minimum base rents, common area maintenance charges and heating, ventilation and cooling charges, for lease terms that include periods covered by options to extend some of our leases, as we are reasonably certain to exercise those options. Options to terminate our leases have not been included in any lease terms as we are not reasonably certain to exercise those options. See "Note 9—Leases" contained in the consolidated financial statements and notes, included elsewhere in this Annual Report on Form 10-K for additional disclosure related to operating lease obligations.

We have not included any income tax audit settlement payments due in less than one year in the contractual obligations table above as we do not have any open income tax audits as of January 28, 2023 or any material gross unrecognized tax benefits for which the statutes of limitations are expected to expire in fiscal year 2023. In addition, due to the uncertainty regarding the timing of future cash outflows associated with noncurrent unrecognized tax benefits of $3.3 million, we are unable to make a reliable estimate of the periods of cash settlement with the respective tax authorities and have not included such amounts in the contractual obligations table above.

Critical Accounting Estimates

Our discussion of results of operations and financial condition is based upon the consolidated financial statements included elsewhere in this Annual Report on Form 10-K, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and certain assumptions about future events that affect the classification and amounts reported in our consolidated financial statements and accompanying notes, including revenue and expenses, assets and liabilities, and the disclosure of contingent assets and liabilities. These estimates and assumptions are based on our historical results as well as management's judgment. Although management believes the judgment applied in preparing estimates is reasonable based on circumstances and information known at the time, actual results could vary materially from estimates based on assumptions used in the preparation of our consolidated financial statements.

The most significant accounting estimates involve a high degree of judgment or complexity. Management believes the estimates and judgments most critical to the preparation of our consolidated financial statements and to the understanding of our reported financial results include those made in connection with revenue recognition, including accounting for estimated merchandise returns and loyalty program expenses; estimating the value of inventory; determining operating lease liabilities; and estimating share-based compensation expense. Management evaluates its policies and assumptions on an ongoing basis. Our significant accounting estimates related to these accounts in the preparation of our consolidated financial statements are described below (see Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information regarding our critical accounting policies).

Revenue Recognition

We recognize revenue when our performance obligations under the terms of a contract or an implied arrangement with a customer are satisfied, which is when the merchandise is transferred to the customer and the customer obtains control of it. The amount of revenue we recognize reflects the total consideration we expect to receive for the merchandise, which is the transaction price. For arrangements that contain multiple performance obligations, we allocate the transaction price to each performance obligation on a relative stand-alone selling price basis.

At our retail store locations, we satisfy our performance obligation and recognize revenue at the point in time when a customer takes possession of the merchandise and tenders payment at the point-of-sale register. For e-Commerce sales shipped to a customer from our distribution center, or from a retail store location (ship from store), we satisfy our performance obligation and recognize revenue upon shipment, which is the point in time the customer obtains control of the merchandise after payment has been tendered. Income we receive from customers for shipping and handling is recognized as a component of revenue upon shipment of merchandise to the customer. We satisfy our performance obligation and recognize revenue from e-Commerce sales shipped to a retail store location from our distribution center, or fulfilled from merchandise already located at a retail store location (buy-online-pickup-in-store), at the point in time when the customer retrieves the merchandise from within the retail store location or at a retail store curbside.

We are required to estimate certain amounts included in a contract or an implied arrangement with a customer which add variability to the transaction price. Under certain conditions, we are obligated to accept customer returns for most of our merchandise. Sales returns reduce the revenue we expect to receive for merchandise and therefore add variability to the transaction price. Based on historical return pattern experience, we reasonably estimate the amount of merchandise expected to be returned and exclude it from revenue. We record a reserve for merchandise returns at the time revenue is recognized based on prior returns experience and expected future returns in accordance with our return policy and discretionary returns practices. We monitor our returns experience and resulting reserves on an ongoing basis and we believe our estimates are reasonable. We do not believe there is a reasonable likelihood that there will be a material change in the assumptions used to calculate the allowance for sales returns. However, if actual sales returns are significantly different than the estimated allowance, our results of operations could be materially affected.

We satisfy our performance obligation and recognize revenue from gift cards and store merchandise credits at the point in time when the customer presents the gift cards and store merchandise credits for redemption. Gift card breakage is income recognized due to the non-redemption of a portion of gift cards sold by us for which a liability was recorded in prior periods. We recognize estimated gift card breakage over time as a component of net sales in proportion to the pattern of rights exercised by the customer as reflected in actual gift card redemption patterns over the period. Based upon historical experience, we estimate the value of outstanding gift cards that will ultimately not be redeemed (breakage) nor escheated under statutory unclaimed property laws. This amount is recognized as revenue over the time pattern established by our historical gift card redemption experience. We monitor our gift card redemption experience and associated accounting on an ongoing basis. Our historical gift card redemption experience has not varied significantly from amounts historically recorded as breakage and we believe our assumptions are reasonable. While customer redemption patterns result in estimated gift card breakage, changes in

our customers' behavior could impact the amount that ultimately is unused and could affect the amount recognized as a component of net sales.

If a customer earns loyalty program points in connection with the sales transactions described above, then we have a remaining performance obligation and cannot recognize all the revenue. A portion of the revenue is allocated to the loyalty program points earned during the transaction. We satisfy our performance obligation and recognize revenue allocated to these loyalty program points and the resulting awards at the point in time when the awards are redeemed for merchandise, when we determine that they will not be redeemed, or when the awards and points expire. Under our loyalty program, customers accumulate points based on purchase activity and qualifying non-purchase activity. Upon reaching a certain point level, customers can earn awards that may only be redeemed for merchandise. Unredeemed points typically expire after 13 months without additional purchase activity and qualifying non-purchase activity. Unredeemed awards typically expire 45 days after issuance. We use historical redemption rates to estimate the value of future award redemptions and we recognize the estimated value of these future awards as a reduction of revenue in the consolidated statements of operations and comprehensive income (loss) in the period the points are earned by the customer.

Inventory

Inventory consists of finished goods merchandise held for sale to our customers. Inventory is valued at the lower of moving average cost or net realizable value.

In the normal course of business, we record inventory reserves based on past and projected sales performance, as well as the inventory on hand. We make certain assumptions regarding net realizable value in order to assess whether our inventory is recorded properly at the lower of cost or net realizable value. These assumptions are based on both historical average selling price experience, current selling price information and estimated future selling price information. The carrying value of inventory is reduced to estimated net realizable value when factors indicate that merchandise will not be sold on terms sufficient to recover its cost.

We monitor inventory levels, sales trends and sales forecasts to estimate and record reserves for excess, slow-moving and obsolete inventory. Accordingly, estimates of future sales prices requires management judgment based on historical experience, assessment of current conditions and assumptions about future transactions. In addition, we conduct physical inventory counts to determine and record actual shrinkage. Estimates for shrinkage are recorded between physical counts, based on actual shrinkage experience. Actual shrinkage can vary from these estimates. We believe our assumptions are reasonable, and we monitor actual results to adjust estimates and inventory balances on an ongoing basis.

Leases

We consider an agreement to be or contain a lease if it conveys us with the right to control the use of an identified asset for a period of time in exchange for consideration. Based on these criteria, we have operating lease agreements for our retail stores, distribution center and headquarter office space; and vehicles and equipment; under primarily non-cancelable leases with terms ranging from approximately two to seventeen years.

Certain of our operating lease agreements contain one or more options to extend the leases at our sole discretion. However, the periods covered by the options to extend the leases of our retail stores, vehicles and equipment are not recognized as part of the associated right of use ("ROU") assets and lease liabilities, as we are not reasonably certain to exercise the options. The periods covered by the options to extend the leases of our distribution center and headquarter office space are recognized as part of the associated ROU assets and lease liabilities, as we are reasonably certain to exercise the options. Some of our operating lease agreements contain options to terminate the lease under certain conditions.

The retail space leases provide for rents based upon the greater of the minimum annual rental amounts or a percentage of annual store net sales volume. Certain leases provide for increasing minimum annual rental amounts. We consider rents based upon a percentage of annual store net sales volume, and other rent-related payments that generally vary because of changes in facts and circumstances (other than due to the passage of time), to be variable lease payments. Variable lease payments associated with retail space leases are recognized as occupancy costs within cost of goods sold in the consolidated statements of operations and comprehensive income (loss) in the period in which the obligation for those payments is incurred. We generally consider all other lease payments to be fixed in nature and the sum of all the discounted remaining fixed payments in the lease terms make up the lease liabilities in our consolidated balance sheet (if the lease terms are longer than 12 months).

We discount the fixed lease payments that make up the lease liabilities using an incremental borrowing rate ("IBR"), as the rates implicit in our leases are not readily determinable. The IBR is the rate of interest that we would have to pay to borrow

on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The determination of the IBR for each lease term incorporates various inputs and assumptions including our publicly available credit rating, credit spreads of other publicly traded debt issued by companies with a similar credit rating to ours and a risk-free interest rate. All inputs and assumptions and corresponding IBRs are highly subjective.

We choose not to separate nonlease components (such as common area maintenance charges and heating, ventilation and air conditioning charges), from lease components (such as fixed minimum rent payments), and instead account for each separate lease component and the nonlease components associated with that lease component as a single lease component. We do not apply ASU 2016-02, *Leases*, and all related guidance ("ASC 842") requirements to leases that have lease terms of 12 months or less upon commencement, and instead recognize short-term lease payments, if applicable, in the consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease term.

In response to the COVID-19 pandemic, the Financial Accounting Standards Board issued interpretive guidance in April 2020, which provides entities the option to elect to account for lease concessions as though the enforceable rights and obligations existed in the original lease terms. We elected this option; accordingly, we did not remeasure the lease liabilities or record a change to the ROU assets for any concessions we received for our retail store leases. Rather, deferred lease payments were recorded to operating lease liabilities until paid and lease concessions were recorded in the period they were negotiated or when the lower lease expense was paid.

Share-Based Compensation

On June 22, 2021, in connection with our IPO, our board of directors adopted the Torrid Holdings Inc. 2021 Long-Term Incentive Plan (the "2021 LTIP"), for employees, consultants and directors. The 2021 LTIP provides for the grant of non-qualified stock options, stock appreciation rights, restricted stock and restricted stock units ("RSUs") including performance-based restricted stock units ("PSUs"), stock awards, dividend equivalents, other stock-based awards, cash awards and substitute awards intended to align the interests of service providers, with those of our shareholders, all of which are accounted for in accordance with ASC 718, *Compensation-Stock Compensation*. The Company measures share-based compensation cost at the grant date based on the fair value of the award and recognizes share-based compensation cost as expense over the vesting period. As share-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, the amount of expense has been reduced for actual forfeitures as they occur.

Stock options are valued utilizing a Black-Scholes options pricing model ("OPM"). The OPM used to value the stock options incorporates various assumptions, including dividend yield, expected volatility, risk-free interest rate and expected term of the stock options. The expected volatility is estimated based on the historical volatility of a select peer group of similar publicly traded companies for a term that is consistent with the expected term of the stock options. The risk-free interest rates are based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected term of the stock options. The expected term of the stock options represents the estimated period of time until exercise and is calculated using the simplified method which deems the term to be the average of the time-to-vesting and the contractual life of the options.

The grant date fair value of restricted stock and RSUs is based on the closing price per share of our common stock on the grant date. We recognize compensation expense for time-based awards on a straight-line basis and for performance-based awards on the graded-vesting method over the vesting period of the awards.

The fair value of PSUs is estimated at the grant date using a Monte Carlo simulation following a Geometric Brownian Motion which incorporates various assumptions, including dividend yield, expected volatility, risk-free interest rate and expected term of the PSUs. The expected volatility is estimated based on the historical volatility of a select peer group of similar publicly traded companies for a term that is consistent with the expected term of the PSUs. The risk-free interest rates are based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected term of the PSUs. The expected term of the PSUs represents the time period from the grant date and the full vesting date.

Prior to our IPO, Torrid Holding LLC issued 13,660,000 Class A, Class B, Class C, Class D, Class E, Class F, Class G, Class H and Class J Torrid incentive units, in the aggregate, net of forfeitures, to certain members of our management. These incentive units were intended to constitute profits interests.

We recognized the impact of share-based compensation associated with incentive units issued by Torrid Holding LLC in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). The share-based compensation expense and related capital contribution are reflected in our consolidated financial statements as these awards were deemed to be for our benefit. The intent of the incentive units was to provide profit-sharing opportunities to management rather than equity ownership in our then parent, Torrid Holding LLC. The incentive units did not have any voting

or distribution rights and contained a repurchase feature, whereby upon termination, Torrid Holding LLC had the right to purchase from former employees any or all of the vested incentive units at fair value. In addition, although the fair value of the incentive units was determined through an option pricing methodology that utilized the possible equity values of Torrid Holding LLC, the settlement amounts and method of settlement of the incentive units were at the discretion of our board of directors. Based on these aforementioned features and characteristics, we determined that the incentive units were in-substance liabilities accounted for as liability instruments in accordance with ASC 710, *Compensatio*n. The incentive units were remeasured based on the fair value of the awards at the end of each reporting period. We recorded the expense associated with changes in the fair value of these incentive units as a capital contribution from our former parent, Torrid Holding LLC, as our former parent was the legal obligor for the incentive units.

The incentive units were valued utilizing a contingent claims analysis ("CCA") methodology based on a Black-Scholes OPM. Under the OPM, each class of incentive units was modeled as a call option with a unique claim on the assets of Torrid Holding LLC. The characteristics of each class of incentive units determined the uniqueness of the claim on the assets of Torrid Holding LLC. The OPM used to value the incentive units incorporated various assumptions, including the time to liquidity event, equity volatility and risk-free interest rate of return. Equity volatility was based on the historical volatilities of comparable publicly traded companies for the time horizon equal to the time to the anticipated liquidity event; and the risk-free interest rate was for a term corresponding to the time to liquidity event. The assumptions underlying the valuation of the incentive units represented our best estimates, which involved inherent uncertainties and the application of our judgment. The most recent remeasurement of the fair value of the incentive units utilizing the CCA methodology was performed as of May 1, 2021. Following the pricing of our IPO, the vested portion of the incentive units was exchanged for shares of our common stock of an equivalent fair value as the vested incentive units and the unvested portion was cancelled. As such, the fair value of these incentive units is no longer recognized in our consolidated statements of operations and comprehensive income (loss).

Recently Issued Accounting Pronouncements

Refer to "Note 3—Accounting Standards" in our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for information regarding recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are subject to interest rate risk in connection with borrowings under our Existing ABL Facility, as amended, and New Term Loan Credit Agreement, which bear interest at a variable rate equal to LIBOR plus an applicable margin. On June 14, 2021, we entered into the New Term Loan Credit Agreement and used borrowings thereunder to, among other things, repay and terminate the Amended Term Loan Credit Agreement. Prior to June 14, 2021 we were subject to interest rate risk in connection with borrowings under the Amended Term Loan Credit Agreement, which bore interest at a variable rate equal to LIBOR plus an applicable margin. As of January 28, 2023, we had $320.8 million of outstanding variable rate loans under the New Term Loan Credit Agreement and $8.4 million of borrowings under the Existing ABL Facility, as amended. An increase or decrease of 1% in the variable rates on the amount outstanding under the New Term Loan Credit Agreement will increase or decrease our annual interest expense by approximately $3.3 million.

Foreign Exchange Risk

The reporting currency for our consolidated financial statements is U.S. dollars. To date, net sales generated outside of the United States have not been significant. As a result, we have not been impacted materially by changes in exchange rates and do not expect to be impacted materially for the foreseeable future. However, as our net sales generated outside of the United States increase, our results of operations could be adversely impacted by changes in exchange rates. For example, if we recognize international sales in local foreign currencies (as we currently do in Canada), as the U.S. dollar strengthens it would have a negative impact on our international results upon translation of those results into U.S. dollars during consolidation. We also purchase a significant quantity of merchandise from foreign countries. However, these purchases are made in U.S. dollar-denominated purchase contracts. We do not currently hedge foreign currency fluctuations and do not intend to do so for the foreseeable future.

Item 8. Financial Statements and Supplementary Data

Torrid Holdings Inc.
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Torrid Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Torrid Holdings Inc. and its subsidiaries (the "Company") as of January 28, 2023 and January 29, 2022, and the related consolidated statements of operations and comprehensive income (loss), of stockholders' deficit and of cash flows for each of the three years in the period ended January 28, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 28, 2023 and January 29, 2022, and the results of its operations and its cash flows for each of the three years in the period ended January 28, 2023 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As described in Note 2 to the consolidated financial statements, the Company changed the classification of funds received under its private label credit card program in 2022.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory

As described in Note 2 to the consolidated financial statements, inventory is valued at the lower of moving average cost or net realizable value. As of January 28, 2023, the Company's inventory balance was $180 million. Management makes certain assumptions regarding net realizable value in order to assess whether the Company's inventory is recorded properly at the lower of cost or net realizable value. These assumptions are based on historical average selling price experience, current selling price information and estimated future selling price information. As disclosed by management, management monitors inventory levels, sales trends and sales forecasts to estimate and record reserves for excess, slow-moving and obsolete inventory. Physical inventory counts are conducted at least once during the year to determine actual inventory on hand and shrinkage.

The principal considerations for our determination that performing procedures relating to inventory is a critical audit matter are the significant audit effort in performing procedures and evaluating audit evidence related to inventory existence and accuracy.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the existence of inventory, including controls over the adjustment of the perpetual inventory listings based on the results of physical inventory counts. These procedures also included, among others (i) testing the existence of inventory by conducting physical inventory observations by performing sample test counts of inventory quantities at a sample of locations and assessing rollforward activity between the time of the inventory observations and January 28, 2023; (ii) testing the accuracy of the cost of inventory for a sample of inventory items by obtaining third-party invoices and other supporting documents and recalculating the moving average cost; and (iii) testing the accuracy of inventory reserves which included testing the reconciliation of the reserve calculations to the general ledger, testing the accuracy of the data inputs and reserve calculation for a sample of inventory items, and testing the completeness of the inventory items included in the reserve calculations.

/s/PricewaterhouseCoopers LLP
Los Angeles, California
March 28, 2023

We have served as the Company's auditor since 2015.

TORRID HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	January 28, 2023	January 29, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 13,569	$ 29,025
Restricted cash	366	262
Inventory	180,055	170,608
Prepaid expenses and other current assets	20,050	14,686
Prepaid income taxes	2,081	6,345
Total current assets	216,121	220,926
Property and equipment, net	113,613	127,565
Operating lease right-of-use assets	177,179	209,637
Deposits and other noncurrent assets	8,650	7,100
Deferred tax assets	3,301	4,873
Intangible asset	8,400	8,400
Total assets	$ 527,264	$ 578,501
Liabilities and stockholders' deficit		
Current liabilities:		
Accounts payable	$ 76,207	$ 77,448
Accrued and other current liabilities	108,847	138,708
Operating lease liabilities	45,008	45,716
Borrowings under credit facility	8,380	—
Current portion of term loan	16,144	20,519
Due to related parties	12,741	14,622
Total current liabilities	267,327	297,013
Noncurrent operating lease liabilities	172,103	207,049
Term loan	304,697	320,841
Deferred compensation	4,246	6,873
Other noncurrent liabilities	9,115	5,044
Total liabilities	757,488	836,820
Commitments and contingencies (Note 16)		
Stockholders' deficit:		
Common shares: $0.01 par value; 1,000,000,000 shares authorized; 103,774,813 shares issued and outstanding at January 28, 2023; 107,857,625 shares issued and outstanding at January 29, 2022	1,038	1,078
Additional paid-in capital	128,205	118,286
Accumulated deficit	(359,206)	(377,759)
Accumulated other comprehensive (loss) income	(261)	76
Total stockholders' deficit	(230,224)	(258,319)
Total liabilities and stockholders' deficit	$ 527,264	$ 578,501

The accompanying notes are an integral part of these consolidated financial statements.

TORRID HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share data)

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Net sales	$ 1,288,144	$ 1,297,271	$ 984,170
Cost of goods sold	828,605	759,826	643,215
Gross profit	459,539	537,445	340,955
Selling, general and administrative expenses	297,973	439,409	232,754
Marketing expenses	59,941	52,654	51,382
Income from operations	101,625	45,382	56,819
Interest expense	29,736	29,497	21,338
Interest income, net of other expense (income)	207	56	(42)
Income before provision for income taxes	71,682	15,829	35,523
Provision for income taxes	21,473	45,773	10,991
Net income (loss)	$ 50,209	$ (29,944)	$ 24,532
Comprehensive income (loss):			
Net income (loss)	$ 50,209	$ (29,944)	$ 24,532
Other comprehensive (loss) income:			
Foreign currency translation adjustment	(337)	84	2
Total other comprehensive (loss) income	(337)	84	2
Comprehensive income (loss)	$ 49,872	$ (29,860)	$ 24,534
Net earnings (loss) per share:			
Basic	$ 0.48	$ (0.27)	$ 0.22
Diluted	$ 0.48	$ (0.27)	$ 0.22
Weighted average number of shares:			
Basic	104,342	109,886	110,000
Diluted	104,489	109,886	110,000

The accompanying notes are an integral part of these consolidated financial statements.

TORRID HOLDINGS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(In thousands)

	Common Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Deficit
	Shares	Amount				
Balance at February 1, 2020	110,000	$ 1,100	$ 2,535	$ (99,123)	$ (10)	$ (95,498)
Net income	—	—	—	24,532	—	24,532
Capital contribution from Torrid Holding LLC for incentive units	—	—	7,791	—	—	7,791
Other comprehensive income	—	—	—	—	2	2
Balance at January 30, 2021	110,000	1,100	10,326	(74,591)	(8)	(63,173)
Net loss	—	—	—	(29,944)	—	(29,944)
Capital distribution to Torrid Holding LLC	—	—	(50,105)	(249,895)	—	(300,000)
Capital contribution from Torrid Holding LLC for incentive units	—	—	151,166	—	—	151,166
Issuance of common shares and withholding tax payments related to vesting of restricted stock awards and restricted stock units	127	1	(2,074)	—	—	(2,073)
Issuance of common stock related to employee stock purchase plan	46	—	385	—	—	385
Share-based compensation	—	—	8,588	—	—	8,588
Repurchases and retirement of common stock	(2,315)	(23)	—	(23,329)	—	(23,352)
Other comprehensive income	—	—	—	—	84	84
Balance at January 29, 2022	107,858	1,078	118,286	(377,759)	76	(258,319)
Net income	—	—	—	50,209	—	50,209
Issuance of common shares and withholding tax payments related to vesting of restricted stock awards and restricted stock units	184	2	(670)	—	—	(668)
Issuance of common stock related to employee stock purchase plan	198	2	609	—	—	611
Share-based compensation	—	—	9,980	—	—	9,980
Repurchases and retirement of common stock	(4,465)	(44)	—	(31,656)	—	(31,700)
Other comprehensive loss	—	—	—	—	(337)	(337)
Balance at January 28, 2023	103,775	$ 1,038	$ 128,205	$ (359,206)	$ (261)	$ (230,224)

The accompanying notes are an integral part of these consolidated financial statements.

TORRID HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
OPERATING ACTIVITIES			
Net income (loss)	$ 50,209	$ (29,944)	$ 24,532
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Write down of inventory	2,297	696	6,099
Operating right-of-use assets amortization	41,839	41,648	40,316
Depreciation and other amortization	37,592	36,748	34,579
Write off of unamortized original issue discount and deferred financing costs for Amended Term Loan Credit Agreement	—	5,231	—
Share-based compensation	9,980	159,754	7,791
Deferred taxes	1,863	1,266	(2,325)
Other	(1,209)	(457)	(1,226)
Changes in operating assets and liabilities:			
Inventory	(12,028)	(65,709)	7,880
Prepaid expenses and other current assets	(5,364)	(1,949)	1,394
Prepaid income taxes	4,264	(5,928)	1,200
Deposits and other noncurrent assets	(1,712)	(3,058)	(749)
Accounts payable	(1,241)	5,639	37,849
Accrued and other current liabilities	(29,659)	28,090	19,748
Operating lease liabilities	(42,912)	(49,597)	(33,895)
Other noncurrent liabilities	3,900	1,222	544
Deferred compensation	(2,627)	342	1,316
Due to related parties	(1,881)	6,562	(626)
Income taxes payable	—	(9,336)	7,394
Net cash provided by operating activities	53,311	121,220	151,821
INVESTING ACTIVITIES			
Purchases of property and equipment	(23,369)	(17,552)	(11,570)
Net cash used in investing activities	(23,369)	(17,552)	(11,570)
FINANCING ACTIVITIES			
Capital distribution to Torrid Holding LLC	—	(300,000)	—
Proceeds from revolving credit facility	832,635	5,700	50,700
Payments on revolving credit facility	(824,255)	(5,700)	(50,700)
Deferred financing costs for revolving credit facility	—	(688)	—
Proceeds from Amended Term Loan Credit Agreement, net of original issue discount and deferred financing costs	—	—	(525)
Principal payments on New Term Loan Credit Agreement and repayment of Amended Term Loan Credit Agreement and related costs	(21,875)	(212,775)	(45,400)
Proceeds from New Term Loan Credit Agreement, net of original issue discount and deferred financing costs	—	340,509	—
Proceeds from issuances under share-based compensation plans	746	569	—
Withholding tax payments related to vesting of restricted stock units and awards	(668)	(2,072)	—
Repurchases and retirement of common stock	(31,700)	(23,352)	—
Net cash used in financing activities	(45,117)	(197,809)	(45,925)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(177)	213	(110)
(Decrease) increase in cash, cash equivalents and restricted cash	(15,352)	(93,928)	94,216
Cash, cash equivalents and restricted cash at beginning of period	29,287	123,215	28,999
Cash, cash equivalents and restricted cash at end of period	$ 13,935	$ 29,287	$ 123,215
SUPPLEMENTAL INFORMATION			
Cash paid during the period for interest related to the revolving credit facility and term loan	$ 29,564	$ 24,120	$ 21,258
Cash paid during the period for income taxes	$ 15,601	$ 58,134	$ 3,921
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Property and equipment purchases included in accounts payable and accrued liabilities	$ 3,959	$ 3,338	$ 1,238

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Basis of Presentation and Description of the Business

Corporate Structure

Torrid Holdings Inc. is a Delaware corporation formed on October 29, 2019 and capitalized on February 20, 2020. Sycamore Partners Management, L.P. ("Sycamore") owns a majority of the voting power of Torrid Holdings Inc.'s outstanding common stock. Prior to the IPO (as defined below), Torrid Holdings Inc. was a wholly owned subsidiary of Torrid Holding LLC, which is majority-owned by investment funds managed by Sycamore. Torrid Parent Inc. is a Delaware corporation formed on June 4, 2019 and is a wholly owned subsidiary of Torrid Holdings Inc. Torrid Intermediate LLC, formerly known as Torrid Inc., is a Delaware limited liability company formed on June 18, 2019 and a wholly owned subsidiary of Torrid Parent Inc. Torrid LLC is a wholly owned subsidiary of Torrid Intermediate LLC. Substantially all of Torrid Holdings Inc.'s financial position, operations and cash flows are generated through its wholly owned indirect subsidiary, Torrid LLC.

Throughout these financial statements, the terms "Torrid," "we," "us," "our," the "Company" and similar references refer to Torrid Holdings Inc. and its consolidated subsidiaries.

Reorganization

On July 1, 2021, Torrid Holding LLC, our then parent, completed a reorganization pursuant to which (i) Torrid Holding LLC contributed, assigned, transferred and delivered its issued and outstanding equity interest in Torrid Parent Inc. to Torrid, and (ii) Torrid assumed the obligations of Torrid Holding LLC under the related party promissory notes due to Torrid Parent Inc. (together, the "Reorganization"). The Reorganization was accounted for as a combination of entities under common control in accordance with subsections of Accounting Standards Codification ("ASC") 805-50, Business Combinations ("ASC 805-50"). Consequently, the equity interests of Torrid Parent Inc. contributed by Torrid Holding LLC to Torrid were recorded at historical carrying amounts and our financial position, results of operations and cash flows prior to the Reorganization have been adjusted to reflect the retrospective combination of the entities for all periods presented as if the combination had been in effect since the inception of common control.

Stock Split

On June 22, 2021, Torrid's stockholder approved an amendment to Torrid's certificate of incorporation to (i) effect a 110,000-for-1 stock split of all shares of the issued and outstanding common stock, which was effected on June 22, 2021 and (ii) authorize 5.0 million shares of preferred stock. All share and per-share data in the consolidated financial statements and notes to the consolidated financial statements has been retroactively adjusted to reflect the stock split for all periods presented. The par value of the common stock was not adjusted as a result of the stock split.

Initial Public Offering

Our registration statement on Form S-1 related to our initial public offering ("IPO") was declared effective on June 30, 2021, and our common stock began trading on the New York Stock Exchange on July 1, 2021. On July 6, 2021, subsequent to the Reorganization, we completed the IPO and certain of our shareholders sold 12,650,000 shares of common stock at a public offering price of $21.00 per share, including 1,650,000 shares of common stock after full exercise of the underwriters' option, for net proceeds of $248.4 million, after deducting underwriting discounts of $17.3 million. The offering costs of approximately $6.0 million were borne by us. We did not receive any proceeds from the sale of our shares of common stock by the selling stockholders.

Fiscal Year

Our fiscal year ends on the Saturday nearest to January 31 and each fiscal year is generally comprised of four 13-week quarters (although in years with 53 weeks, the fourth quarter is comprised of 14 weeks). Fiscal years 2022, 2021 and 2020 are 52-week years. Fiscal years are identified according to the calendar year in which they begin. For example, references to "fiscal year 2022" or similar references refer to the fiscal year ended January 28, 2023.

Description of Business

We are a direct-to-consumer brand of apparel, intimates and accessories targeting the 25- to 40-year old woman who wears sizes 10 to 30. We generate revenues primarily through our e-Commerce platform www.torrid.com and our stores in the United States of America, Puerto Rico and Canada.

COVID-19

Our business operations, including net sales, were substantially affected by COVID-19 in fiscal year 2020 and there continues to be uncertainty regarding the extent of future impacts of COVID-19 on our business, including the duration and impact on overall customer demand. A resurgence in the pandemic or the emergence of new variants of the coronavirus could have a negative impact on our business.

Note 2. Summary of Significant Accounting Policies

Change in Accounting Principle

In the fourth quarter of fiscal year 2022, we made a voluntary change in our accounting policy regarding the classification of royalties, profit-sharing and marketing and promotional funds ("PLCC Funds") we receive pursuant to the Credit Card Agreement (as defined below). Historically, we recorded PLCC Funds as a reduction to selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Under the new policy, we record PLCC Funds in net sales in the consolidated statements of operations and comprehensive income (loss). This reclassification does not have any impact on income from operations, income before provision for income taxes, net income (loss) or earnings (loss) per share and there was no cumulative effect to stockholders' deficit or net assets. This reclassification has been retrospectively applied to all prior periods presented.

The recognition of PLCC Funds in net sales is preferable because it will enhance the comparability of our financial statements with those of many of our industry peers and provide greater transparency into performance metrics relevant to our industry by showing the gross impact of the funds received as net sales instead of as a reduction to selling, general and administrative expenses.

The impact of this change in accounting principle is reflected in the tables below (in thousands):

	Fiscal Year Ended January 29, 2022		
	As Previously Reported	Change in Accounting Principle	As Adjusted
Net sales	$ 1,278,794	$ 18,477	$ 1,297,271
Cost of goods sold	759,826	—	759,826
Gross profit	518,968	18,477	537,445
Selling, general and administrative expenses	420,932	18,477	439,409
Marketing expenses	52,654	—	52,654
Income from operations	$ 45,382	$ —	$ 45,382

	Fiscal Year Ended January 30, 2021		
	As Previously Reported	Change in Accounting Principle	As Adjusted
Net sales	$ 973,514	$ 10,656	$ 984,170
Cost of goods sold	643,215	—	643,215
Gross profit	330,299	10,656	340,955
Selling, general and administrative expenses	222,098	10,656	232,754
Marketing expenses	51,382	—	51,382
Income from operations	$ 56,819	$ —	$ 56,819

Principles of Consolidation

The accompanying audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include our accounts and those of our wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Segment Reporting

We have determined that we have one reportable segment, which includes the operation of our e-Commerce platform and stores. The single segment was identified based on how the Chief Operating Decision Maker, who we have determined to be our Chief Executive Officer, manages and evaluates performance and allocates resources. Net sales and long-lived assets related to our operations in Canada and Puerto Rico during fiscal years 2022, 2021 and 2020 and as of the end of the same periods were not material, and therefore, are not reported separately from domestic net sales and long-lived assets.

Use of Estimates

We are required to make certain estimates and assumptions in order to prepare consolidated financial statements in conformity with GAAP. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. We believe the estimates and assumptions most critical to the preparation of our consolidated financial statements include those made in connection with revenue recognition, including accounting for estimated merchandise returns and loyalty program expenses; estimating the value of inventory; determining operating lease liabilities; and estimating share-based compensation expense. The estimation process required to prepare our consolidated financial statements requires assumptions to be made about future events and conditions, and as such, is inherently subjective and uncertain. Our actual results could differ materially from those estimates.

Concentration Risks

We consider all highly liquid investments with maturities of less than three months when purchased to be cash equivalents. All credit and debit card receivable balances are also classified as cash and cash equivalents. As of the end of fiscal years 2022 and 2021, the amounts due from third party financial institutions for these transactions classified as cash and cash equivalents totaled $8.0 million and $14.1 million, respectively. Cash and cash equivalents used primarily for working capital purposes are maintained with various major third party financial institutions in amounts which are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits. We are potentially exposed to a concentration of credit risk when cash and cash equivalent deposits in these financial institutions are in excess of FDIC limits. We consider the credit risk associated with these financial instruments to be minimal as cash and cash equivalents are held by financial institutions with high credit ratings and we have not historically sustained any credit losses associated with our cash and cash equivalents balances.

In addition, one supplier, MGF Sourcing US, LLC, an entity indirectly controlled by affiliates of Sycamore, accounted for approximately 15% of total net purchases in fiscal year 2022, two suppliers, one of which was MGF Sourcing US, LLC, accounted for approximately 11% of total net purchases in fiscal year 2021 and one supplier accounted for approximately 14% of total net purchases in fiscal year 2020.

Fair Value of Financial Instruments

We carry certain of our assets and liabilities at fair value in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We consider carrying amounts of cash equivalents, accounts payable and accrued and other current liabilities to approximate fair value because of the short maturity of these financial instruments. See "Note 20—Fair Value Measurements" for more details about how we determine the fair value of our financial instruments.

Inventory

Inventory is valued at the lower of moving average cost or net realizable value. We make certain assumptions regarding net realizable value in order to assess whether our inventory is recorded properly at the lower of cost or net realizable value. These assumptions are based on historical average selling price experience, current selling price information and estimated

future selling price information. Physical inventory counts are conducted at least once during the year to determine actual inventory on hand and shrinkage. We accrue our estimated inventory shrinkage for the period between the last physical count and current balance sheet date.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Major repairs and improvements are capitalized, while routine maintenance and repairs are expensed as incurred. The gross carrying amounts of property and equipment sold or retired and the related accumulated depreciation are eliminated in the year of disposal, and any resulting gains or losses are included in the consolidated statements of operations and comprehensive income (loss). Application and development costs associated with internally developed software such as salaries of employees and payments made to third parties and consultants working on the software development are capitalized. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they constitute major enhancements. Capitalized internal-use software costs are amortized using the straight-line method over their estimated useful lives, which are generally three years.

Depreciation expense is calculated using the straight-line method over the following estimated useful lives:

Leasehold improvements	shorter of the 3- to 10-year estimated useful life or the respective lease term
Furniture, fixtures and equipment	2 to 10 years
Software and licenses	3 to 7 years

The carrying value of property and equipment is subject to assessment for potential impairment whenever events or changes in circumstances indicate that an asset's carrying value may not be recoverable, as further described below.

Definite-Lived Assets

We assess the carrying value of long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We group and evaluate long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. Factors we consider important that could trigger an impairment review of our stores or e-Commerce operations include significant underperformance relative to historical or projected future operating results, a significant change in the manner of the use of the asset or a significant negative industry or economic trend. If we determine the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the aforementioned factors, we test for the recoverability of the carrying value of our long-lived assets by comparing the carrying value of the asset groups to our estimated undiscounted future net cash flows attributable to the asset groups. If the carrying value of the long-lived assets is greater than the related undiscounted future net cash flows, the long-lived assets are measured for impairment. We measure the impairment by comparing the difference between the long-lived asset's carrying value and the discounted future net cash flows attributable to the long-lived asset, which represent its fair value. We calculate the discounted future net cash flows of a store by netting future estimated sales of each store against estimated cost of goods sold, store occupancy costs and other store operating expenses such as payroll, supplies, repairs and maintenance and credit/debit card fees. Changes in these assumptions may cause the fair value to be significantly impacted. In the event future performance is lower than forecasted results, future cash flows may be lower than expected, which could result in future impairment charges. While we believe that recently opened stores will provide sufficient cash flow, material changes in financial performance could result in future store impairment charges.

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets are not amortized, but are reviewed for impairment at least annually, or more frequently when events or changes in circumstances indicate the carrying value may not be recoverable. Judgments regarding indicators of potential impairment are based on market conditions and operational performance of the business.

At the end of the third quarter of each fiscal year, we perform an impairment analysis of indefinite-lived intangible assets. We assess our indefinite-lived intangible asset for impairment using a qualitative analysis to determine whether it is more likely than not that the fair value of the asset is less than its carrying value. If it is determined that it is more likely than not that the fair value of the asset is less than its carrying amount or if a qualitative assessment is not performed, then we would perform the quantitative analysis to determine the fair value of the asset. If we conclude, based on our assessment, that the asset's fair value is less than its carrying value, then an impairment charge is recorded in the amount of the excess.

Implementation Costs Incurred in Cloud Computing Arrangements that are Service Contracts

Our cloud computing arrangements that are service contracts primarily consist of arrangements with third party vendors for our internal use of their software applications that they host. We defer implementation costs incurred in relation to such arrangements, including costs for software application coding, configuration, integration and customization, while associated process reengineering, training, maintenance and data conversion costs are expensed. Subsequent implementation costs are deferred only to the extent that they constitute major enhancements. The short-term portion of deferred costs are included in prepaid expenses and other current assets in the consolidated balance sheets, while the long-term portion of deferred costs are included in deposits and other noncurrent assets. Amortized implementation costs incurred in cloud computing arrangements that are service contracts are recognized in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss) using the straight-line method over three to five years, which generally represents the noncancellable terms of the cloud computing arrangements, plus any optional renewal periods that we are reasonably certain to exercise. Deferred implementation costs are subject to assessment for potential impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable.

Loyalty Program

We operate our loyalty program, Torrid Rewards, in all our stores and on www.torrid.com. Under this program, customers accumulate points based on purchase activity and qualifying non-purchase activity and upon reaching a certain point level, customers can earn awards that may only be redeemed for merchandise. Unredeemed points typically expire after 13 months without additional purchase and qualifying non-purchase activity and unredeemed awards typically expire 45 days after issuance. We use historical redemption rates to estimate the value of future award redemptions and we recognize the estimated value of these future awards as a reduction of revenue in the consolidated statements of operations and comprehensive income (loss) in the period the points are earned by the customer. As of the end of fiscal years 2022 and 2021, we had $13.4 million and $13.5 million, respectively, in accrued loyalty program included in accrued and other current liabilities in the consolidated balance sheets. We recorded $0.1 million as a benefit to net sales in fiscal year 2022. We recorded $1.1 million and $0.3 million as a reduction of net sales in fiscal years 2021 and 2020, respectively. Future updates to the estimated liability may result in changes to net sales.

Self-Insurance

We are self-insured for certain losses related to medical and workers' compensation claims although we maintain stop loss coverage with third party insurers to limit our total liability exposure. In general, our self-insurance reserves are recorded on an undiscounted basis. The estimate of our self-insurance liability involves uncertainty since we must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our self-insurance liability, we consider a number of factors, which include historical claim experience and valuations provided by independent third party actuaries. While the ultimate amount of claims incurred is dependent on future developments, we believe recorded reserves are adequate to cover the future payment of claims. However, it is possible that recorded reserves may not be adequate to cover the future payment of claims. Adjustments, if any, to estimates recorded resulting from ultimate claim payments will be reflected in our consolidated statements of operations and comprehensive income (loss) in the periods in which such adjustments are known.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity during a period except those that resulted from investments by, or distributions to, stockholders. Other comprehensive (loss) income refers to revenues, expenses, gains and losses that, under GAAP, are included in comprehensive income (loss), but excluded from net income (loss) as these amounts are recorded directly as an adjustment to stockholders' deficit. Components of our comprehensive income (loss) include net income (loss) and foreign currency translation adjustments. Foreign currency translation adjustments in fiscal years 2022, 2021 and 2020 were not material.

Foreign Currency Translation

The functional currency for our wholly owned foreign subsidiaries included in these consolidated financial statements that are domiciled outside of the United States is the applicable local currency. Assets and liabilities of our foreign subsidiaries are translated into United States dollars at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Unrealized translation gains and losses are recorded as a cumulative translation adjustment, which is included in the consolidated statements of stockholders' deficit as a component of accumulated other comprehensive (loss) income. Adjustments that arise from exchange rate changes on transactions denominated in a

currency other than the local currency are included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss) as incurred.

Share Repurchases

We have elected to retire shares repurchased to date. Shares retired become part of the pool of authorized but unissued shares. We have elected to record the purchase price of the retired shares in excess of par value, including transaction costs, directly as an increase in accumulated deficit.

Revenue Recognition

We recognize revenue when our performance obligations under the terms of a contract or an implied arrangement with a customer are satisfied, which is when the merchandise is transferred to the customer and the customer obtains control of it. The amount of revenue we recognize reflects the total consideration we expect to receive for the merchandise, which is the transaction price. For arrangements that contain multiple performance obligations, we allocate the transaction price to each performance obligation on a relative standalone selling price basis.

At our retail store locations, we satisfy our performance obligation and recognize revenue at the point in time when a customer takes possession of the merchandise and tenders payment at the point-of-sale register. For e-Commerce sales shipped to a customer from our distribution center, or from a retail store location (ship from store), we satisfy our performance obligation and recognize revenue upon shipment, which is the point in time the customer obtains control of the merchandise after payment has been tendered. Income we receive from customers for shipping and handling is recognized as a component of revenue upon shipment of merchandise to the customer. We satisfy our performance obligation and recognize revenue from e-Commerce sales shipped to a retail store location from our distribution center, or fulfilled from merchandise already located at a retail store location (buy-online-pickup-in-store), at the point in time when the customer retrieves the merchandise from within the retail store location or at a retail store curbside.

If a customer earns loyalty program points in connection with the retail store or e-Commerce sales transactions described above, then we have a remaining performance obligation and cannot recognize all the revenue. A portion of the revenue is allocated to the loyalty program points earned during the transaction. We satisfy our performance obligation and recognize revenue allocated to these loyalty program points and the resulting awards at the point in time when the awards are redeemed for merchandise, when we determine that they will not be redeemed, or when the awards and points expire.

We satisfy our performance obligation and recognize revenue from gift cards and store merchandise credits at the point in time when the customer presents the gift cards and store merchandise credits for redemption. Gift card breakage is income recognized due to the non-redemption of a portion of gift cards sold by us for which a liability was recorded in prior periods. We recognize estimated gift card breakage over time as a component of net sales in proportion to the pattern of rights exercised by the customer as reflected in actual gift card redemption patterns over the period. Our estimated gift card breakage rate is approximately 4%. While customer redemption patterns result in estimated gift card breakage, changes in our customers' behavior could impact the amount that ultimately is unused and could affect the amount recognized as a component of net sales. During fiscal years 2022, 2021 and 2020, we recognized $1.0 million, $1.1 million and $0.9 million, respectively, of estimated gift card breakage as a component of net sales.

We are required to estimate certain amounts included in a contract or an implied arrangement with a customer which add variability to the transaction price. Under certain conditions, we are obligated to accept customer returns for most of our merchandise. Sales returns reduce the revenue we expect to receive for merchandise and therefore add variability to the transaction price. Based on historical return pattern experience, we reasonably estimate the amount of merchandise expected to be returned and exclude it from revenue. Similarly, losses we bear arising from uncollectible customer credit card payments are recorded as a reduction of revenue as they reduce the revenue we expect to receive for the merchandise.

We recognize a contract liability when we receive consideration from a customer before our performance obligations under the terms of a contract or an implied arrangement with the customer are satisfied. Consequently, we consider our remaining performance obligations to be representative of our contract liability, most of which is not expected to last for more than one year and has therefore been classified as current. Our contract liability balances increase as gift cards and store merchandise credits are purchased and received by the customer; and as loyalty points are earned based on purchase activity and qualifying non-purchase activity. Contract liability balances decrease as gift cards and store merchandise credits are redeemed for merchandise or when we determine that they will not be redeemed; as loyalty points expire or when we determine that they will not be converted into a loyalty award; and as loyalty awards are redeemed for merchandise or expire.

Sales taxes collected from customers and remitted directly to governmental authorities are not considered revenue and are excluded from the transaction price.

We have an agreement with a third party to provide customers with private label credit cards ("Credit Card Agreement"). Each private label credit card ("PLCC") bears the logo of the Torrid brand and can only be used at our store locations and on www.torrid.com. A third party financing company is the sole owner of the accounts issued under the PLCC program and absorbs the losses associated with non-payment by the PLCC holders and a portion of any fraudulent usage of the accounts. Pursuant to the Credit Card Agreement, we are eligible to receive royalties, profit-sharing and marketing and promotional funds from the third party financing company ("PLCC Funds") based on usage of the PLCCs. These PLCC Funds are recorded as a component of net sales in the consolidated statements of operations and comprehensive income (loss).

Cost of Goods Sold

Cost of goods sold includes: merchandise costs; freight; inventory shrinkage; payroll expenses associated with the merchandising and distribution departments; distribution center expenses, including rent, common area maintenance ("CAM") charges, real estate taxes, depreciation, utilities, supplies and maintenance; and store occupancy expenses, including rents, CAM charges, heating, ventilation and air conditioning ("HVAC") charges, real estate taxes and depreciation.

Vendor Allowances

We receive certain allowances from our vendors primarily related to damaged merchandise, markdowns and pricing. Allowances received from vendors related to damaged merchandise and pricing are reflected as a reduction of inventory in the period they are received and allocated to cost of goods sold during the period in which the items are sold. Markdown allowances received from vendors are reflected as reductions to cost of goods sold in the period they are received if the goods have been sold or marked down, or as a reduction of inventory if the goods have not yet been sold. During fiscal years 2022, 2021 and 2020, we received vendor allowances of $3.8 million, $3.5 million and $2.8 million, respectively, substantially all of which were accounted for as a reduction of cost of goods sold.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include: payroll expenses associated with stores and e-Commerce; store and e-Commerce operating expenses other than store occupancy; store pre-opening costs; credit card processing fees; share-based compensation; and payroll and other expenses associated with headquarters and administrative functions.

Marketing Expenses

Marketing expenses are expensed as incurred. Costs associated with communicating advertising that has been produced, such as television and webisodes, are recorded in prepaid expenses and other current assets in the consolidated balance sheets and are expensed the first time each advertising event takes place. Marketing expenses include photographic production, television, store and brand marketing and targeted online performance marketing costs such as retargeting, paid search/product listing advertising, and social media advertisements.

Store Pre-Opening Costs

Costs incurred in connection with the opening of new stores, store remodels or relocations are expensed as incurred. We incurred $1.2 million, $0.9 million and $0.1 million of pre-opening costs in fiscal years 2022, 2021 and 2020, respectively, which are recorded in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

Shipping and Handling Costs

We classify shipping and handling costs in costs of goods sold in the consolidated statements of operations and comprehensive income (loss). We account for shipping and handling activities that occur after the customer has obtained control of merchandise as a fulfillment cost rather than an additional promised service.

Leases

We consider an agreement to be or contain a lease if it conveys us as the lessee with the right to control the use of an identified property, plant and equipment asset for a period of time in exchange for consideration. Based on these criteria, we as

the lessee have operating lease agreements with lessors for our retail stores, distribution center and headquarter office space; and vehicles and equipment; under primarily non-cancelable leases with terms ranging from approximately two to seventeen years.

Certain of our operating lease agreements contain one or more options to extend the leases at our sole discretion. However, the periods covered by the options to extend the leases of our retail stores, vehicles and equipment are not recognized as part of the associated right of use ("ROU") assets and lease liabilities, as we are not reasonably certain to exercise the options. The periods covered by the options to extend the leases of our distribution center and headquarter office space are recognized as part of the associated ROU assets and lease liabilities, as we are reasonably certain to exercise the options due to the significant effort and investment it would take to move out of these locations. Some of our operating lease agreements contain options to terminate the lease under certain conditions.

The retail space leases provide for rents based upon the greater of the minimum annual rental amounts or a percentage of annual store sales volume. Certain leases provide for increasing minimum annual rental amounts. We consider rents based upon a percentage of annual store sales volume, and other rent-related payments that generally vary because of changes in facts and circumstances (other than due to the passage of time), to be variable lease payments. Variable lease payments associated with retail space leases are recognized as occupancy costs within cost of goods sold in the consolidated statements of operations and comprehensive income (loss) in the period in which the obligation for those payments is incurred. We generally consider all other lease payments to be fixed in nature and the sum of all the discounted remaining fixed payments in the lease terms make up the lease liabilities in our consolidated balance sheet (if the lease terms are longer than 12 months).

Our operating lease agreements do not contain any residual value guarantees or restrictive covenants, and we have not entered into any sublease agreements, lease agreements with related parties, or build-to-suit arrangements that may create significant rights and obligations for us.

We discount the fixed lease payments that make up the lease liabilities using an incremental borrowing rate ("IBR"), as the rates implicit in our leases are not readily determinable. The IBR is the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The determination of the IBR for each lease term incorporates various inputs and assumptions including our publicly available credit rating, credit spreads of other publicly traded debt issued by companies with a similar credit rating to ours and a risk-free interest rate. All inputs and assumptions and corresponding IBRs are highly subjective.

We choose not to separate nonlease components (such as CAM charges and HVAC charges), from lease components (such as fixed minimum rent payments), and instead account for each separate lease component and the nonlease components associated with that lease component as a single lease component. We do not apply Accounting Standards Update ("ASU") 2016-02, *Leases*, and all related guidance (ASC 842) requirements to leases that have lease terms of 12 months or less upon commencement, and instead recognize short-term lease payments, if applicable, in the consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease term.

In response to the COVID-19 pandemic, the Financial Accounting Standards Board ("FASB") issued interpretive guidance in April 2020, which provides entities the option to elect to account for lease concessions as though the enforceable rights and obligations existed in the original lease terms. We elected this option; accordingly, we did not remeasure the lease liabilities or record a change to the ROU assets for any concessions we received for our retail store leases. Rather, deferred lease payments were recorded to operating lease liabilities until paid and lease concessions were recorded in the period they were negotiated or when the lower lease expense was paid.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting bases and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. Deferred tax assets are reduced by valuation allowances if we believe it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in tax rate is recognized through continuing operations in the period that includes the enactment date of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

We prescribe a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We include interest and penalties related to uncertain tax positions in income tax expense in the consolidated statements of operations and comprehensive income (loss).

The amount of income taxes we pay may be subject to periodic audits by the Internal Revenue Service ("IRS") and other taxing authorities. These audits may challenge certain of our tax positions, such as the timing and amount of deductions and allocation of taxable income to various jurisdictions.

We recognize tax liabilities for our estimate of the potential outcome of any uncertain tax issue, which is subject to our assessment of the relevant risks, facts and circumstances existing at the time, and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense and the effective tax rate in the period in which the new information becomes available.

As of the end of fiscal year 2022, we had accumulated undistributed earnings and profits of our foreign subsidiary of approximately $8.1 million. We continue to treat undistributed earnings of our foreign subsidiary as indefinitely reinvested according to our current operating plans and no deferred tax liability has been recorded for potential future taxes related to such earnings. According to current tax law, any future dividends paid from our foreign subsidiary will not be subject to income tax in the United States, except for withholding taxes and state taxes, which are not material. We have made a determination on our accounting policy choice to treat taxes related to Global Intangible Low Taxed Income ("GILTI") as a period cost.

Share-Based Compensation

On June 22, 2021, in connection with our IPO, our board of directors adopted the Torrid Holdings Inc. 2021 Long-Term Incentive Plan (the "2021 LTIP"), for employees, consultants and directors. The 2021 LTIP provides for the grant of stock options, restricted stock and restricted stock units ("RSUs"), among other types of awards, all of which are accounted for in accordance with ASC 718, *Compensation-Stock Compensation*. The Company measures share-based compensation cost at the grant date based on the fair value of the award and recognizes share-based compensation cost as expense over the vesting period. As share-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, the amount of expense has been reduced for actual forfeitures as they occur.

Stock options are valued utilizing a Black-Scholes option pricing model ("OPM"). The OPM used to value the stock options incorporates various assumptions, including dividend yield, expected volatility, risk-free interest rate and expected term of the stock options. The expected volatility is estimated based on the historical volatility of a select peer group of similar publicly traded companies for a term that is consistent with the expected term of the stock options. The risk-free interest rates are based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected term of the stock options. The expected term of the stock options represents the estimated period of time until exercise and is calculated using the simplified method which deems the term to be the average of the time-to-vesting and the contractual life of the options. The grant date fair value of restricted stock and RSUs is based on the closing price per share of our common stock on the grant date. We recognize compensation expense for time-based awards on a straight-line basis and for performance-based awards on the graded-vesting method over the vesting period of the awards.

Prior to the IPO, Torrid Holding LLC issued 13,660,000 Class A, Class B, Class C, Class D, Class E, Class F, Class G, Class H and Class J Torrid incentive units, in the aggregate, net of forfeitures, to certain members of our management. These incentive units were intended to constitute profits interests.

We recognized the impact of share-based compensation associated with incentive units issued by Torrid Holding LLC in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). The share-based compensation expense and related capital contribution are reflected in our consolidated financial statements as these awards were deemed to be for our benefit. The intent of the incentive units was to provide profit-sharing opportunities to management rather than equity ownership in our then parent, Torrid Holding LLC. The incentive units did not have any voting or distribution rights and contained a repurchase feature, whereby upon termination, Torrid Holding LLC had the right to purchase from former employees any or all of the vested incentive units at fair value. In addition, although the fair value of the incentive units was determined through an option pricing methodology that utilized the possible equity values of Torrid Holding LLC, the settlement amounts and method of settlement of the incentive units were at the discretion of our board of

directors. Based on these aforementioned features and characteristics, we determined that the incentive units were in-substance liabilities accounted for as liability instruments in accordance with ASC 710, *Compensation*. The incentive units were remeasured based on the fair value of the awards at the end of each reporting period. We recorded the expense associated with changes in the fair value of these incentive units as a capital contribution from our former parent, Torrid Holding LLC, as our former parent is the legal obligor for the incentive units.

The incentive units were valued utilizing a contingent claims analysis ("CCA") methodology based on a Black-Scholes OPM. Under the OPM, each class of incentive units was modeled as a call option with a unique claim on the assets of Torrid Holding LLC. The characteristics of each class of incentive units determined the uniqueness of the claim on the assets of Torrid Holding LLC. The OPM used to value the incentive units incorporated various assumptions, including the time to liquidity event, equity volatility and risk-free interest rate of return. Equity volatility was based on the historical volatilities of comparable publicly traded companies for the time horizon equal to the time to the anticipated liquidity event; and the risk-free interest rate was for a term corresponding to the time to liquidity event. The assumptions underlying the valuation of the incentive units represented our best estimates, which involved inherent uncertainties and the application of our judgment. The most recent remeasurement of the fair value of the incentive units utilizing the CCA methodology was performed as of May 1, 2021. Following the pricing of our IPO, the vested portion of the incentive units was exchanged for shares of our common stock of an equivalent fair value as the vested incentive units and the unvested portion was cancelled. As such, the fair value of these incentive units is no longer recognized in our consolidated statements of operations and comprehensive income (loss).

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share is applicable only in periods of net income and is computed by dividing net income by the weighted average number of common shares outstanding for the period and potentially dilutive common share equivalents outstanding for the period. Periods of net loss require the diluted computation to be the same as the basic computation, as all potentially dilutive securities would be anti-dilutive.

Employee Benefit Plan

On August 1, 2015, we adopted the Torrid 401(k) Plan ("401(k) Plan"). All employees who have been employed by us for at least 200 hours and are at least 21 years of age are eligible to participate. Employees may contribute up to 80% of their eligible compensation to the 401(k) Plan, subject to a statutorily prescribed annual limit. We may at our discretion contribute certain amounts to eligible employees' accounts. From March 2020 to July 2020, we suspended our contributions to eligible employees' accounts as a precautionary measure in light of uncertainty resulting from COVID-19. During fiscal years 2022 and 2021, we contributed 50% of the first 4% of participants' eligible contributions into their 401(k) Plan accounts. Except for the period during fiscal year 2020 in which we suspended our contributions to eligible employees' accounts in response to COVID-19, we contributed 50% of the first 4% of participants' eligible contributions into their 401(k) Plan accounts. During fiscal years 2022, 2021 and 2020, we contributed \$0.8 million, \$0.7 million and \$0.4 million, respectively, to eligible employees' Torrid 401(k) Plan accounts.

Deferred Compensation Plan

On August 1, 2015, we established the Torrid Management Deferred Compensation Plan ("Deferred Compensation Plan") for the purpose of providing highly compensated employees a program to meet their financial planning needs. The Deferred Compensation Plan provides participants with the opportunity to defer up to 80% of their base salary and up to 100% of their annual earned bonus, all of which, together with the associated investment returns, are 100% vested from the outset. The Deferred Compensation Plan is designed to be exempt from most provisions of the Employee Retirement Security Act of 1974, as amended. All deferrals and associated earnings are our general unsecured obligations. We may at our discretion contribute certain amounts to eligible employees' accounts. From March 2020 to July 2020, we suspended our contributions to eligible employees' accounts as a precautionary measure in light of uncertainty resulting from COVID-19. During fiscal years 2022 and 2021, to the extent participants were ineligible to receive contributions from participation in our 401(k) Plan, we contributed 50% of the first 4% of participants' eligible contributions into their Deferred Compensation Plan accounts. Except for the period during fiscal year 2020 in which we suspended our contributions to eligible employees' accounts in response to COVID-19, we contributed 50% of the first 4% of participants' eligible contributions into their Deferred Compensation Plan accounts. As of January 28, 2023 and January 29, 2022, we did not have any assets of the Deferred Compensation Plan and the associated liabilities were \$5.6 million and \$7.2 million, respectively, included in our consolidated balance sheets. As of January 28, 2023, \$1.4 million of the \$5.6 million Deferred Compensation Plan liabilities were included in accrued and other current liabilities in our consolidated balance sheet. As of January 29, 2022, \$0.4 million of the \$7.2 million Deferred Compensation Plan liabilities were included in accrued and other current liabilities in our consolidated balance sheet.

Note 3. Accounting Standards

Recently Adopted Accounting Standards in Fiscal Year 2022

In December 2022, the FASB issued Accounting Standards Update ("ASU") No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*. This ASU defers the sunset provision originally set forth by ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting for the LIBOR cessation* ("Topic 848"). Previously, the FASB had issued accounting guidance set forth by Topic 848 to ease the potential burden in accounting for the effects of reference rate reform on financial reporting as it relates to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The sunset provision was set for December 31, 2022 and is now changed to December 31, 2024. The amendments in this update are effective for all entities upon issuance of ASU No. 2022-06. Our adoption of this guidance in the fourth quarter of fiscal year 2022 did not have a material impact on our consolidated financial statements.

Accounting Standards Not Yet Adopted

We have considered all recent accounting pronouncements and have concluded that there are no recent accounting pronouncements not yet adopted that are applicable to us, based on current information.

Note 4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	January 28, 2023	January 29, 2022
Prepaid and other information technology expenses	$ 9,048	$ 5,692
Prepaid advertising	1,068	700
Prepaid casualty insurance	2,557	3,050
Other	7,377	5,244
Prepaid expenses and other current assets	$ 20,050	$ 14,686

Note 5. Property and Equipment

Property and equipment are summarized as follows (in thousands):

	January 28, 2023	January 29, 2022
Property and equipment, at cost		
Leasehold improvements	$ 176,222	$ 168,084
Furniture, fixtures and equipment	115,618	108,261
Software and licenses	14,140	15,356
Construction-in-progress	2,956	4,743
	308,936	296,444
Less: Accumulated depreciation and amortization	(195,323)	(168,879)
Property and equipment, net	$ 113,613	$ 127,565

We recorded depreciation and amortization expense related to our property and equipment in the amounts of $36.1 million, $35.2 million and $33.1 million during fiscal years 2022, 2021 and 2020, respectively.

Note 6. Implementation Costs Incurred in Cloud Computing Arrangements that are Service Contracts

We defer implementation costs incurred in cloud computing arrangements that are service contracts. The short-term portion of deferred implementation costs incurred in cloud computing arrangements that are service contracts are included in prepaid expenses and other current assets in the consolidated balance sheets, while the long-term portion of these deferred costs are included in deposits and other noncurrent assets.

Deferred implementation costs incurred in cloud computing arrangements that are service contracts are summarized as follows (in thousands):

	January 28, 2023	January 29, 2022
Internal use of third party hosted software, gross	$ 16,612	$ 11,877
Less: Accumulated amortization	(6,772)	(3,892)
Internal use of third party hosted software, net	$ 9,840	$ 7,985

During fiscal years 2022, 2021 and 2020, we amortized approximately $2.9 million, $1.7 million and $1.1 million, respectively, of implementation costs incurred in cloud computing arrangements that are service contracts.

Note 7. Intangible Assets

Indefinite-lived intangible assets are summarized as follows (in thousands):

	January 28, 2023			January 29, 2022		
	Gross	Accumulated Amortization	Net Book Value	Gross	Accumulated Amortization	Net Book Value
Indefinite-lived intangible assets:						
Trade name	$ 8,400	$ —	$ 8,400	$ 8,400	$ —	$ 8,400
Total	$ 8,400	$ —	$ 8,400	$ 8,400	$ —	$ 8,400

We performed our annual impairment assessment of our trade name at the end of the third quarter of fiscal year 2022. We performed a qualitative assessment and determined that it is not more likely than not that the fair value of our trade name is less than its carrying value, which indicated there was no impairment.

Note 8. Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following (in thousands):

	January 28, 2023	January 29, 2022
Accrued inventory-in-transit	$ 20,878	$ 37,156
Accrued payroll and related expenses	20,232	31,194
Accrued loyalty program	13,389	13,481
Gift cards	12,300	11,695
Accrued sales return allowance	6,562	4,347
Accrued freight	5,840	6,048
Accrued marketing	4,103	5,419
Accrued sales and use tax	3,666	4,136
Accrued lease costs	3,593	5,242
Accrued self-insurance liabilities	2,853	2,891
Accrued purchases of property and equipment	2,825	2,208
Deferred revenue	1,471	2,879
Term loan interest payable	188	1,762
Other	10,947	10,250
Accrued and other current liabilities	$ 108,847	$ 138,708

Note 9. Leases

Our lease costs reflected in the tables below include minimum base rents, CAM charges and HVAC charges. We recognize such lease costs in the applicable expense category in either cost of goods sold, or selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

Our lease costs consisted of the following (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Operating (fixed) lease cost	$ 52,940	$ 50,446	$ 40,192
Short-term lease cost	186	82	124
Variable lease cost	17,951	20,655	17,550
Total lease cost	$ 71,077	$ 71,183	$ 57,866

In response to the COVID-19 pandemic, the FASB issued interpretive guidance in April 2020, which provides entities the option to elect to account for lease concessions as though the enforceable rights and obligations existed in the original lease terms. We elected this option; accordingly, we did not remeasure the lease liabilities or record a change to the ROU assets for any concessions we received for our retail store leases. Rather, deferred lease payments were recorded to operating lease liabilities until paid and lease concessions were recorded in the period they were negotiated or when the lower lease expense was paid.

As of the end of fiscal year 2021, we had received substantially all of the lease concessions negotiated in response to the COVID-19 pandemic and as a result, deferred fixed lease payments during fiscal year 2022 were not material. During fiscal year 2022, we did not record any reduction to lease costs as a result of negotiated lease concessions. During fiscal years 2021 and 2020, we recorded reductions to lease costs of $1.3 million and $18.6 million, respectively, as a result of negotiated lease concessions.

A maturity analysis of our operating lease liabilities, for lease terms that include periods covered by options to extend some of our leases that we are reasonably certain of being executed, for each of the next five years and thereafter, reconciled to our operating lease liabilities recognized in the consolidated balance sheet as of January 28, 2023, is as follows (in thousands):

Fiscal Year	
2023	$ 56,665
2024	55,279
2025	45,445
2026	34,226
2027	22,921
Thereafter	42,814
Total operating lease liabilities	$ 257,350
Less: Imputed interest	(40,239)
Total operating lease liabilities	$ 217,111
Less: Current portion of operating lease liabilities	(45,008)
Noncurrent operating lease liabilities	$ 172,103

Other supplementary information related to our leases is reflected in the table below (in thousands except lease term and discount rate data):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows for operating leases	$ 58,050	$ 59,066	$ 40,025
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 19,113	$ 11,912	$ 3,814
Decrease in right-of-use assets resulting from operating lease modifications or remeasurements	$ 9,007	$ 5,190	$ 6,493
Weighted average remaining lease term - operating leases	6 years	6 years	7 years
Weighted average discount rate - operating leases	6 %	6 %	6 %

Note 10. Revenue Recognition

We recognize revenue when our performance obligations under the terms of a contract or an implied arrangement with a customer are satisfied, which is when the merchandise is transferred to the customer and the customer obtains control of it. The amount of revenue we recognize reflects the total consideration we expect to receive for the merchandise, which is the transaction price.

Our revenue, disaggregated by product category, consists of the following (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Apparel	$ 1,119,336	$ 1,169,668	$ 890,511
Non-apparel	134,800	109,126	83,003
Other	34,008	18,477	10,656
Total net sales	$ 1,288,144	$ 1,297,271	$ 984,170

Amounts within Apparel include revenues earned from the sale of tops, bottoms, dresses, intimates, sleep wear, swim wear and outerwear. Amounts within Non-apparel include revenues earned from the sale of accessories, footwear and beauty. Amounts within Other represent PLCC Funds received. During fiscal years 2022, 2021 and 2020, e-Commerce penetration of total net sales was 61%, 63% and 70%, respectively.

Contract Liabilities

During fiscal year 2022, we recognized revenue of $12.2 million and $6.3 million related to our accrued loyalty program and gift cards, respectively, that existed at the beginning of fiscal year 2022. During fiscal year 2021, we recognized revenue of $10.9 million and $5.2 million related to our accrued loyalty program and gift cards, respectively, that existed at the beginning of fiscal year 2021.

Note 11. Related Party Transactions

Services Agreements with Hot Topic

Hot Topic Inc. ("Hot Topic") is an entity indirectly controlled by affiliates of Sycamore. From June 2, 2017 until its termination on March 21, 2019, we had a services agreement ("Third Party Services Agreement") with Hot Topic, pursuant to which Hot Topic provided us (or caused applicable third parties to provide) certain services, including information technology, distribution and logistics management, real estate leasing and construction management and other services as may have been specified. On March 21, 2019, we entered into an amended and restated services agreement ("Amended and Restated Services Agreement") with Hot Topic under which Hot Topic provides us (or causes applicable third parties to provide) substantially similar services to those provided under the Third Party Services Agreement. The term of the Amended and Restated Services Agreement is three years, unless we or Hot Topic extend the agreement, or we terminate the agreement (or certain services under the agreement). We may terminate the various services upon written notice. Rates and costs related to the services provided under the Amended and Restated Services Agreement may change with approval from both parties. Each month, we are committed to pay Hot Topic for these services and reimburse Hot Topic for certain costs it incurs in the course of providing these services. We record payments made to Hot Topic under these service agreements in the applicable expense category in either cost of goods sold, or selling, general and administrative expenses. On August 1, 2019, in connection with the IT Asset Purchase Agreement (as defined below), we entered into a services agreement ("Reverse Services Agreement") with Hot Topic, under which Torrid provided Hot Topic with certain information technology services. The term of the Reverse Services Agreement was three years, unless we or Hot Topic extended the agreement, or Hot Topic terminated the agreement. Torrid provided Hot Topic with the specified information technology services at no cost for the first three years of the Reverse Services Agreement, however Hot Topic bore certain capital and operating expenses that it incurred. Costs incurred in connection with providing the specified information technology services to Hot Topic were expensed as incurred in our consolidated statements of operations and comprehensive income (loss). During fiscal years 2022, 2021 and 2020, we incurred costs of $1.6 million, $3.4 million and $3.0 million, respectively, in connection with providing these information technology services to Hot Topic. In connection with the Reverse Services Agreement, we entered into an amendment to the Amended and Restated Services Agreement ("Amendment to Amended and Restated Services Agreement") with Hot Topic on August 1, 2019, pursuant to which sections pertaining to Hot Topic's provision of information technology services to Torrid were removed.

During fiscal year 2022, Hot Topic charged us $2.4 million, all of which was recorded as a component of selling, general and administrative expenses. During fiscal years 2021 and 2020, Hot Topic charged us $7.5 million and $12.3 million,

respectively, for various services under the applicable service agreements, of which $4.9 million and $9.6 million, respectively, were recorded as components of cost of goods sold, and the remaining $2.6 million and $2.7 million, respectively, were charged to selling, general and administrative expenses. As of January 28, 2023 and January 29, 2022, we owed $0.2 million and $0.7 million, respectively, to Hot Topic for these services.

On July 31, 2022, we entered into a first amendment to the Reverse Services Agreement ("Amended Reverse Services Agreement") with Hot Topic, under which Torrid provided Hot Topic with certain information technology services for a fixed fee. The term of the Amended Reverse Services Agreement was five months while both parties negotiated a longer-term amendment to the Reverse Services Agreement with modified terms and conditions. On September 30, 2022, we entered into a second amendment to the Reverse Services Agreement ("Second Amended Reverse Services Agreement") with Hot Topic, under which Torrid provided Hot Topic with certain information technology services for a fixed fee. The term of the Second Amended Reverse Services Agreement was two months while both parties negotiate a longer-term amendment to the Reverse Services Agreement with modified terms and conditions. Effective December 1, 2022, we entered into a third amendment to the Reverse Services Agreement ("Third Amended Reverse Services Agreement") with Hot Topic, under which Torrid provides Hot Topic with certain information technology services for a fixed fee. The term of the Third Amended Reverse Services Agreement ends on May 4, 2024, unless we and Hot Topic mutually agree to extend the agreement, or we or Hot Topic terminate the agreement (or certain services under the agreement), upon written notice. During fiscal year 2022, we charged Hot Topic $1.0 million for these services and as of January 28, 2023, Hot Topic owed us $0.1 million for these services.

Hot Topic incurs certain direct expenses on our behalf, such as payments to our non-merchandise vendors and each month, we pay Hot Topic for these pass-through expenses. As of January 28, 2023 and January 29, 2022, the net amount we owed Hot Topic for these expenses was $1.1 million and $1.7 million, respectively, which is included in due to related parties in our consolidated balance sheets.

IT Asset Purchase Agreement with Hot Topic

On June 14, 2019, we entered into an asset purchase agreement ("IT Asset Purchase Agreement") with Hot Topic pursuant to which we purchased certain information technology assets from Hot Topic for $29.5 million on August 1, 2019. Funds obtained from the Term Loan Credit Agreement (as defined in "Note 12—Debt Financing Arrangements") were used to make the purchase. We accounted for the purchase in accordance with subsections of ASC 805-50, related to transactions between entities under common control. Consequently, we recorded the information technology assets we purchased from Hot Topic at their historical carrying amounts totaling $3.5 million and recognized the difference between the historical carrying amounts and the purchase price in equity. In addition, certain information technology-related obligations and personnel, along with associated assets of $1.4 million and liabilities of $0.1 million, were transferred from Hot Topic to Torrid. In connection with the IT Asset Purchase Agreement, we and Hot Topic agreed to enter into the Reverse Services Agreement and Amendment to Amended and Restated Services Agreement upon the closing date of the IT Asset Purchase Agreement, which was August 1, 2019.

Sponsor Advisory Services Agreement

On May 1, 2015, we entered into an advisory services agreement with Sycamore, pursuant to which Sycamore agreed to provide strategic planning and other related services to us. We are obligated to reimburse Sycamore for its expenses incurred in connection with providing such advisory services to us. As of the end of fiscal years 2022 and 2021, there were no amounts due and during fiscal years 2022, 2021 and 2020, no amounts were paid under this agreement.

From time to time, we reimburse Sycamore for certain management expenses it pays on our behalf. As of January 28, 2023, there was no amount due, and as of January 29, 2022, the amount due was not material. During fiscal year 2022, the reimbursements we made to Sycamore for such expenses were not material. During fiscal years 2021 and 2020, the reimbursements we made to Sycamore for such expenses were $0.7 million and $0.1 million, respectively.

Other Related Party Transactions

MGF Sourcing US, LLC, an entity indirectly controlled by affiliates of Sycamore, is one of our suppliers. During fiscal years 2022, 2021 and 2020, cost of goods sold included $70.0 million, $55.4 million and $45.4 million, respectively, related to the sale of merchandise purchased from this supplier. Purchases from this supplier accounted for approximately 15%, 11% and 9% of total net purchases in fiscal years 2022, 2021 and 2020, respectively. As of January 28, 2023 and January 29, 2022, the net amounts we owed MGF Sourcing US, LLC for these purchases were $11.6 million and $12.1 million, respectively. This liability is included in due to related parties in our consolidated balance sheets.

HU Merchandising, LLC, a subsidiary of Hot Topic, is one of our suppliers. During fiscal years 2022, 2021 and 2020, cost of goods sold included $0.5 million, $0.7 million and $0.4 million, respectively, related to the sale of merchandise purchased from this supplier. As of January 28, 2023, there was no amount due and as of January 29, 2022, the amount we owed HU Merchandising, LLC for these purchases was $0.1 million.

Staples, Inc., an entity indirectly controlled by affiliates of Sycamore, is one of our suppliers. During fiscal years 2022, 2021 and 2020, purchases from this supplier were not material. As of January 28, 2023 and January 29, 2022, amounts due to this supplier were not material.

In April 2020, we received a letter of support from Sycamore for up to $20.0 million of additional equity funding which, if necessary and sufficient, would be provided to further prevent noncompliance with the financial covenants in the Amended Term Loan Credit Agreement (as defined in "Note 12—Debt Financing Arrangements") through May 2021. In September 2020, we received an updated letter of support from Sycamore extending the equity funding commitment of up to $20.0 million, if necessary and sufficient, through January 2022. The letter of support was terminated as of May 6, 2021.

In March 2021, Hot Topic entered into a consulting services agreement with our Chief Financial Officer, George Wehlitz, Jr. ("CFO"), pursuant to which Hot Topic agreed to pay our CFO a consulting fee of $10,000 per month. The agreement was effective from January 3, 2021 and terminated on May 31, 2021.

Note 12. Debt Financing Arrangements

Our debt financing arrangements consist of the following (in thousands):

	January 28, 2023	January 29, 2022
Existing ABL Facility, as amended	$ 8,380	$ —
Term loan		
New Term Loan Credit Agreement	328,125	350,000
Less: current portion of unamortized original issue discount and debt financing costs	(1,356)	(1,356)
Less: noncurrent portion of unamortized original issue discount and debt financing costs	(5,928)	(7,284)
Total term loan outstanding, net of unamortized original issue discount and debt financing costs	320,841	341,360
Less: current portion of term loan, net of unamortized original issue discount and debt financing costs	(16,144)	(20,519)
Total term loan, net of current portion and unamortized original issue discount and debt financing costs	$ 304,697	$ 320,841

Fixed mandatory principal repayments due on the outstanding term loan are as follows as of January 28, 2023 (in thousands):

Fiscal Year	
2023	$ 17,500
2024	17,500
2025	17,500
2026	17,500
2027	17,500
2028	240,625
	$ 328,125

New Term Loan Credit Agreement

On June 14, 2021, we entered into a term loan credit agreement ("New Term Loan Credit Agreement") among Bank of America, N.A., as agent, and the lenders party thereto.

The New Term Loan Credit Agreement provides for term loans in an initial aggregate amount of $350.0 million ("Principal"), which is recorded net of an original issue discount ("OID") of $3.5 million and has a maturity date of June 14, 2028. In connection with the New Term Loan Credit Agreement, we paid financing costs of approximately $6.0 million.

The $346.5 million proceeds of the New Term Loan Credit Agreement, net of OID, were used to (i) repay and terminate the Amended Term Loan Credit Agreement (as defined below); (ii) make a $131.7 million distribution to the direct and indirect holders of our equity interests; and (iii) pay for financing costs associated with the New Term Loan Credit Agreement.

Loans made pursuant to the New Term Loan Credit Agreement bear interest at an annual rate equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate quoted by The Wall Street Journal, (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate for an interest period of one month, plus 1.00% (in each case, subject to a floor of 1.75%); or (b) at a LIBOR rate for the interest period relevant to such borrowing (subject to a floor of 0.75%), in each case plus an applicable margin of 5.50% for LIBOR borrowings and 4.50% for base rate borrowings.

If we elect the LIBOR rate, interest is due and payable on the last day of each interest period, unless an interest period exceeds three months, then the respective dates that fall every three months after the beginning of the interest period shall also be interest payment dates. If we elect the Base rate loan, interest is due and payable the last day of each calendar quarter. The elected interest rate at the end of fiscal year 2022 was approximately 10%.

In addition to paying interest on the outstanding Principal under the New Term Loan Credit Agreement, we are required to make fixed mandatory repayments of the Principal on the last business day of each fiscal quarter until maturity commencing with the second full fiscal quarter following the closing date ("Repayment"). For each of the fiscal quarters until the maturity date and starting with the fourth fiscal quarter of 2021, Repayments represent 1.25% of the Principal, reduced as a result of the application of prior Prepayments, as defined below.

Under the New Term Loan Credit Agreement, we are also required to make variable mandatory prepayments of the Principal, under certain conditions as described below, approximately 102 days after the end of each fiscal year (each, a "Prepayment"). Prepayments, if applicable, commence at the end of fiscal year 2022 and represent between 0% and 50% (depending on our first lien net leverage ratio) of Excess Cash Flow (as defined in the New Term Loan Credit Agreement) in excess of $10.0 million, minus prepayments of Principal, the Existing ABL Facility, as amended (to the extent accompanied by a permanent reduction in the commitments thereunder) and certain other specified indebtedness and amounts in connection with certain other enumerated items. As of January 28, 2023, we did not meet the Excess Cash Flow threshold to require a Prepayment.

In addition to mandatory Repayment and Prepayment obligations, we may at our option, prepay a portion of the outstanding Principal ("Optional Prepayment"). If we make Optional Prepayments before June 14, 2023, we will be subject to penalties ranging from 1.00% to 2.00% of the aggregate principal amount.

All of Torrid LLC's existing domestic subsidiaries and Torrid Intermediate LLC unconditionally guarantee all obligations under the New Term Loan Credit Agreement. Substantially all of the assets of Torrid LLC, Torrid LLC's existing subsidiaries and Torrid Intermediate LLC will secure all such obligations and the guarantees of those obligations, subject to certain exceptions.

The New Term Loan Credit Agreement also contains a number of covenants that, among other things and subject to certain exceptions, will restrict our ability and the ability of our subsidiaries to: create, incur or assume liens on our assets or property; incur additional indebtedness; issue preferred or disqualified stock; consolidate or merge; sell assets; pay dividends or make distributions, make investments, or engage in transactions with our affiliates.

As of the end of fiscal years 2022 and 2021, we were compliant with our financial covenants under the New Term Loan Credit Agreement.

As of the end of fiscal year 2022, the fair value of the New Term Loan Credit Agreement was approximately $267.4 million. The fair value of the New Term Loan Credit Agreement is determined using current applicable rates for similar instruments as of the balance sheet date, a Level 2 measurement (as defined in "Note 20—Fair Value Measurements").

As of the end of fiscal year 2022, total borrowings, net of OID and financing costs, of $320.8 million remain outstanding under the New Term Loan Credit Agreement. During fiscal year 2022, we recognized $26.3 million of interest expense and $1.4 million of OID and financing costs related to the New Term Loan Credit Agreement. During fiscal year 2021, we recognized $14.0 million of interest expense and $0.9 million of OID and financing costs related to the New Term Loan Credit

Agreement. The OID and financing costs are amortized over the New Term Loan Credit Agreement's seven-year term and are reflected as a direct deduction of the face amount of the term loan in our consolidated balance sheets. We recognize interest payments, together with amortization of the OID and financing costs, in interest expense in our consolidated statements of operations and comprehensive income (loss).

Term Loan Credit Agreement

On June 14, 2019, we entered into a term loan credit agreement ("Term Loan Credit Agreement") with Cortland Capital Market Services LLC, as agent, KKR Credit Advisors (US) LLC, as structuring advisor, and the lenders party thereto (the "Lenders"). On September 17, 2020, we entered into an amended term loan credit agreement ("Amended Term Loan Credit Agreement") with the Lenders, pursuant to which the definition of total debt used in the calculation of Total Net Leverage Ratio (as defined below) was amended. All other material terms of the Term Loan Credit Agreement remained substantially the same. In September 2020, in conjunction with the Amended Term Loan Credit Agreement, we prepaid $35.0 million of the outstanding Amended Term Loan Credit Agreement Principal (as defined below), associated accrued interest of $0.2 million and an amendment fee of $0.5 million. On June 14, 2021, we utilized the proceeds from the New Term Loan Credit Agreement to pay the remaining outstanding Amended Term Loan Credit Agreement Principal (as defined below) of $207.5 million, associated accrued interest of $1.2 million and a prepayment penalty of $2.1 million.

The Amended Term Loan Credit Agreement provided for term loans in an initial aggregate amount of $260.0 million ("Amended Term Loan Credit Agreement Principal"), which was recorded net of OID of $2.9 million and had a maturity date of December 14, 2024. In connection with the Term Loan Credit Agreement, we paid financing costs of approximately $4.6 million.

The $257.1 million proceeds of the Term Loan Credit Agreement, net of OID, were used to i) purchase $213.2 million of senior participating preferred stock from Hot Topic's parent, HT Intermediate Holdings Corp. for which we subsequently received a promissory note receivable in exchange from our parent; ii) purchase certain information technology assets from Hot Topic for $29.5 million; iii) make a $10.0 million distribution to Torrid Holding LLC; and iv) pay for financing costs associated with the Term Loan Credit Agreement.

Loans made pursuant to the Amended Term Loan Credit Agreement bore interest at an annual rate equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate quoted by The Wall Street Journal, (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate for an interest period of one month, plus 1.00% or (b) at a LIBOR rate for the interest period relevant to such borrowing, in each case plus an applicable margin of either 6.75% or 7.00% for LIBOR borrowings and either 5.75% or 6.00% for base rate borrowings, in each case, based upon our total net leverage ratio as of the relevant testing date.

If we elected the LIBOR rate, interest was due and payable on the last day of each interest period, unless an interest period exceeded three months, then the respective dates that fell every three months after the beginning of the interest period would also be interest payment dates. If we elected the Base rate loan, interest was due and payable the last day of each fiscal quarter.

In addition to paying interest on the outstanding Principal under the Amended Term Loan Credit Agreement, we were required to make fixed mandatory repayments of the Principal on the last business day of each fiscal quarter until maturity ("Amended Term Loan Credit Agreement Repayment"). Amended Term Loan Credit Agreement Repayments for the first four fiscal quarters, starting in the third quarter of fiscal year 2019, represented 0.75% of the Amended Term Loan Credit Agreement Principal, reduced as a result of the application of prior Amended Term Loan Credit Agreement Prepayments (as defined below). For each of the eight fiscal quarters thereafter, Amended Term Loan Credit Agreement Repayments represented 1.25% of the Amended Term Loan Credit Agreement Principal, reduced as a result of the application of prior Amended Term Loan Credit Agreement Prepayments (as defined below). For each of the 10 fiscal quarters thereafter until the maturity date, Amended Term Loan Credit Agreement Repayments represented 1.875% of the Amended Term Loan Credit Agreement Principal, reduced as a result of the application of prior Amended Term Loan Credit Agreement Prepayments (as defined below).

Under the Amended Term Loan Credit Agreement, we were also required to make variable mandatory prepayments of the Amended Term Loan Credit Agreement Principal, under certain conditions as described below, approximately 102 days after the end of each fiscal year (each, an "Amended Term Loan Credit Agreement Prepayment"). Amended Term Loan Credit Agreement Prepayments, if applicable, commenced at the end of fiscal year 2018 and represented between 25% and 75% (depending on our first lien net leverage ratio) of Excess Cash Flow (as defined in the Amended Term Loan Credit Agreement) in excess of $2.0 million, minus prepayments of Amended Term Loan Credit Agreement Principal, the Existing ABL Facility,

as amended (as defined below), (to the extent accompanied by a permanent reduction in the commitments thereunder) and certain other specified indebtedness and amounts in connection with certain other enumerated items.

All of Torrid LLC's existing domestic subsidiaries and Torrid Intermediate LLC unconditionally guaranteed all obligations under the Amended Term Loan Credit Agreement. Substantially all of the assets of Torrid LLC, Torrid LLC's existing subsidiaries and Torrid Intermediate LLC secured all such obligations and the guarantees of those obligations, subject to certain exceptions.

Our borrowings under the Amended Term Loan Credit Agreement were subject to a financial covenant that required us to maintain a maximum ratio of our total debt to EBITDA (as defined in the Amended Term Loan Credit Agreement) ("Total Net Leverage Ratio"). The maximum ratio was 3.60 for the quarter ended November 2, 2019, 3.35 for the quarters ended February 1, 2020, May 2, 2020, and August 1, 2020, 3.10 for the quarter ended October 31, 2020, 2.50 for the quarter ended January 30, 2021, 2.35 for the quarter ended May 1, 2021, 2.10 for the quarters ended July 31, 2021 and October 30, 2021, and 1.85 for all quarters thereafter. The Amended Term Loan Credit Agreement amended the definition of total debt used in the Total Net Leverage Ratio calculation for the quarters ended October 31, 2020, January 30, 2021, May 1, 2021 and July 31, 2021. The amended definition of total debt permitted us to exclude indebtedness associated with our Existing ABL Facility, as amended, through the quarter ended October 31, 2020, removed the $20.0 million cap from the amount of cash and cash equivalents on-hand that we were permitted to net against our total debt for purposes of the ratio calculation through the quarter ended January 30, 2021, and raised the $20.0 million cap to $40.0 million and $30.0 million for the quarters ended May 1, 2021 and July 31, 2021, respectively, before reverting to $20.0 million for all quarters thereafter.

The Amended Term Loan Credit Agreement contained a limitation on our capital expenditures paid in cash in any fiscal year and such expenditures could not exceed 37.5% of prior year Adjusted EBITDA (as defined by the Amended Term Loan Credit Agreement). If the amount of our capital expenditures paid in cash in any fiscal year was less than the 37.5% threshold, 50% of the difference was to be automatically applied to increase the maximum threshold in the next fiscal year. The Amended Term Loan Credit Agreement also contained a number of other covenants that, among other things and subject to certain exceptions, would restrict our ability and the ability of our subsidiaries to: create, incur or assume liens on our assets or property; incur additional indebtedness; make capital expenditures; issue preferred or disqualified stock; incur hedging obligations; consolidate or merge; sell assets; pay dividends or make distributions, make investments or engage in transactions with our affiliates.

During fiscal year 2021, we recognized $8.2 million of interest expense and recognized $0.4 million of OID and financing costs related to the Amended Term Loan Credit Agreement. During fiscal year 2020, we recognized $19.2 million of interest expense and recognized $1.4 million of OID and financing costs related to the Amended Term Loan Credit Agreement. The OID and financing costs were amortized over the Amended Term Loan Credit Agreement's five and a half-year term and were reflected as a direct deduction of the face amount of the term loan in our consolidated balance sheets. On June 14, 2021, upon repayment of the outstanding borrowings under the Amended Term Loan Credit Agreement, we wrote off $5.2 million of unamortized OID and financing costs and incurred a $2.1 million prepayment penalty. We recognized interest payments, together with amortization of the OID and financing costs, in interest expense in our consolidated statements of operations and comprehensive income (loss).

Senior Secured Asset-Based Revolving Credit Facility

In May 2015, we entered into a credit agreement for a senior secured asset-based revolving credit facility ("Original ABL Facility") of $50.0 million (subject to a borrowing base), with Bank of America, N.A. On October 23, 2017, we entered into an amended and restated credit agreement ("Existing ABL Facility"), which amended our Original ABL Facility. The Existing ABL Facility increased the aggregate commitments available under the Original ABL Facility from $50.0 million to $100.0 million (subject to a borrowing base); and increased our right to request additional commitments from up to $30.0 million to up to $30.0 million plus the aggregate principal amount of any permanent principal reductions we may take (subject to customary conditions precedent). On June 14, 2019, in conjunction with the Term Loan Credit Agreement, we entered into an amendment to the Existing ABL Facility (the "1st Amendment"). The 1st Amendment decreased the aggregate commitments available under the Existing ABL Facility from $100.0 million to $70.0 million (subject to a borrowing base), permitted indebtedness incurred pursuant to the Term Loan Credit Agreement and made certain other modifications. On September 4, 2019, we entered into another amendment to the Existing ABL Facility (the "2nd Amendment"). The 2nd Amendment permitted parent company financial statements to be used to satisfy reporting requirements and made certain other modifications. On June 14, 2021, in conjunction with the New Term Loan Credit Agreement, we entered into a third amendment to the Existing ABL Facility (the "3rd Amendment"), which amended our Existing ABL Facility, as amended. The 3rd Amendment increased the aggregate commitments available under the Existing ABL facility, as amended, from $70.0 million to $150.0 million (subject to a borrowing base) and extended the date upon which the principal amount

outstanding of the loans would be due and payable in full from October 23, 2022 to June 14, 2026. All other material terms of the Existing ABL Facility, as amended, remain substantially the same as the previous agreements it replaced.

The borrowing base for the Existing ABL Facility, as amended, at any time equals the sum of 90% of eligible credit card receivables, plus 90% of the appraised net orderly liquidation value of eligible inventory and eligible in-transit inventory multiplied by the cost of such eligible inventory and eligible in-transit inventory (to be increased to 92.5% during the period beginning on September 1 of each year and ending on December 31 of each year). The Existing ABL Facility, as amended, includes borrowing capacity for letters of credit and for borrowings on same-day notice, referred to as Swing Line Loans, and is available in U.S. dollars.

Under the Existing ABL Facility, as amended, we have the right to request up to $50.0 million of additional commitments plus the aggregate principal amount of any permanent principal reductions we may take plus the amount by which the borrowing base exceeds the aggregate commitments (subject to customary conditions precedent). The lenders under this facility are not under any obligation to provide any such additional commitments, and any increase in commitments is subject to customary conditions precedent. If we were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the size of the Existing ABL Facility, as amended, could increase to up to $200.0 million, but our ability to borrow under this facility would still be limited by the amount of the borrowing base.

Borrowings under the Existing ABL Facility, as amended, bear interest at an annual rate equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR rate for an interest period of one month adjusted for certain costs, plus 1.00%, in each case, plus an applicable margin that ranges from 0.25% to 0.75% based on average daily availability; or (b) at a LIBOR rate for the interest period relevant to such borrowing adjusted for certain costs ("Adjusted LIBOR"), in each case plus an applicable margin that ranges from 1.25% to 1.75%, based on average daily availability. As of the end of fiscal year 2022, the applicable interest rate for borrowings under the Existing ABL Facility, as amended, was approximately 8% per annum.

If we elect the LIBOR rate, interest is due and payable on the last day of each interest period, unless an interest period exceeds three months, then the respective dates that fall every three months after the beginning of the interest period shall also be interest payment dates. If we opt for the base rate (including a Swing Line Loan), interest is due and payable on the first business day of each month and on the maturity date.

In addition to paying interest on outstanding principal under the Existing ABL Facility, as amended, we are required to pay a commitment fee in respect of unutilized commitments. The commitment fee ranges between 0.25% and 0.375% per annum of unutilized commitments and will be subject to adjustment each fiscal quarter based on the amount of unutilized commitments during the immediately preceding fiscal quarter. We must also pay customary letter of credit fees and agent fees.

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Existing ABL Facility, as amended, exceeds the lesser of (a) the commitment amount and (b) the borrowing base, we will be required to repay outstanding loans and/or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount.

We may voluntarily reduce the unused portion of the commitment amount and repay outstanding loans at any time. Prepayment of the loans may be made without premium or penalty other than customary "breakage" costs with respect to LIBOR loans.

All obligations under the Existing ABL Facility, as amended, are unconditionally guaranteed by substantially all of Torrid Intermediate LLC's existing majority-owned domestic subsidiaries and will be required to be guaranteed by certain of Torrid Intermediate LLC's future domestic majority-owned subsidiaries. All obligations under the Existing ABL Facility, as amended, and the guarantees of those obligations, will be secured, subject to certain exceptions, by substantially all of Torrid Intermediate LLC's assets.

The Existing ABL Facility, as amended, requires us to maintain a fixed charge coverage ratio of at least 1.00 to 1.00 if we fail to maintain Specified Availability (as defined by the Existing ABL Facility, as amended) of at least the greater of 10% of the Loan Cap, as defined by the Existing ABL Facility, as amended, and $7.0 million. The Existing ABL Facility, as amended, contains a number of other covenants that, among other things and subject to certain exceptions, will restrict our ability and the ability of our subsidiaries to: incur additional indebtedness; pay dividends on our capital stock or redeem, repurchase or retire our capital stock or our other indebtedness; make investments, loans and acquisitions; engage in transactions with our affiliates; sell assets, including capital stock of our subsidiaries; alter the business we conduct; consolidate or merge; and incur liens. As

of the end of fiscal years 2022 and 2021, we were compliant with our debt covenants under the Existing ABL Facility, as amended.

The Existing ABL Facility, as amended, specifically restricts dividends and distributions, aside from amounts to cover ordinary operating expenses and taxes, between our subsidiaries and to us. However, dividends and distributions are permitted at any time that either (1) availability under the Existing ABL Facility, as amended, is equal to or greater than 15% of the maximum borrowing amount on a pro forma basis and we are pro forma compliant with a 1.00 to 1.00 fixed charge coverage ratio or (2) availability under the Existing ABL Facility, as amended, is equal to or greater than 20% of the maximum borrowing amount on a pro forma basis. As of the end of fiscal years 2022 and 2021, the maximum restricted payments utilizing the Existing ABL Facility, as amended, that our subsidiaries could make from its net assets were $127.5 million and $109.8 million, respectively.

We consider the carrying amounts of the Existing ABL Facility, as amended, to approximate fair value because it is carried at a market observable interest rate that resets periodically and is categorized as Level 2 in the fair value hierarchy.

Availability under the Existing ABL Facility, as amended, at the end of fiscal year 2022 was $134.2 million, which reflects borrowings of $8.4 million. Availability under the Existing ABL Facility, as amended, at the end of fiscal year 2021 was $123.9 million, which reflects no borrowings. Standby letters of credit issued and outstanding were $7.4 million and $5.3 million at the end of fiscal years 2022 and 2021, respectively. During the third quarter of fiscal year 2017, we incurred $0.5 million of financing costs for the Existing ABL Facility, which were reduced in fiscal year 2019 by $0.1 million written off to account for the impact of our entry into the 1st Amendment. During the second quarter of fiscal year 2021, we incurred an additional $0.7 million of financing costs in connection with our entry into the 3rd Amendment. These financing costs, together with the unamortized financing costs of $0.1 million associated with the Original ABL Facility, are amortized over the five-year term of the Existing ABL Facility, as amended, and are reflected in prepaid expenses and other current assets and deposits and other noncurrent assets in our consolidated balance sheets. During fiscal years 2022, we amortized financing costs of $0.2 million. During fiscal years 2021 and 2020, we amortized financing costs of $0.1 million in each period. During fiscal years 2022, 2021 and 2020, interest payments were $1.8 million, $0.6 million and $0.6 million, respectively. We recognize amortization of financing costs and interest payments for the revolving credit facilities in interest expense in our consolidated statements of operations and comprehensive income (loss).

Note 13. Income Taxes

Income Before Provision for Income Taxes

The domestic and foreign income before provision for income taxes during fiscal years 2022, 2021 and 2020 is as follows (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Domestic	$ 69,273	$ 15,010	$ 38,698
Foreign	2,409	819	(3,175)
Income before provision	$ 71,682	$ 15,829	$ 35,523

Provision for Income Taxes

The composition of the provision for income taxes during fiscal years 2022, 2021 and 2020 is as follows (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Current:			
Federal	$ 14,442	$ 36,410	$ 9,528
State	4,693	8,051	2,559
Foreign	487	—	(37)
	$ 19,622	$ 44,461	$ 12,050
Deferred:			
Federal	$ 1,632	$ 785	$ (157)
State	4	305	(361)
Foreign	215	222	(541)
	1,851	1,312	(1,059)
Total income tax provision	$ 21,473	$ 45,773	$ 10,991

Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	January 28, 2023	January 29, 2022
Deferred tax assets (liabilities):		
Inventory	$ 1,671	$ 2,197
Loyalty reserve	3,562	3,591
Accrued bonus	227	3,944
Deferred rent	695	639
Deferred compensation	1,046	1,694
Lease liability	52,113	61,112
Equity based compensation	721	459
Other deferred tax assets	5,160	4,562
ROU assets	(43,950)	(52,611)
Intangible assets	(2,069)	(2,071)
Depreciation	(14,367)	(16,446)
Other deferred tax liabilities	(1,799)	(2,197)
Total net deferred tax assets	$ 3,010	$ 4,873

A reconciliation of the provision for income taxes to the statutory tax rate is as follows:

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Statutory federal rate	21.0 %	21.0 %	21.0 %
State and local taxes, net of federal benefit	5.3	35.5	5.5
Share-based compensation	2.1	202.9	4.6
Liability for uncertain tax positions	(0.2)	9.4	(1.2)
Information technology services charge	0.4	4.5	1.8
Non-deductible IPO transaction costs	—	11.0	—
Limitation on Section 162(m) officers	1.3	5.8	—
Foreign derived intangible income	(0.2)	(2.0)	(0.3)
Other differences, net	0.3	1.1	(0.5)
Effective income tax rate	30.0 %	289.2 %	30.9 %

The effective tax rates in fiscal years 2021 and 2020 reflect non-deductible and non-taxable fair market value adjustments to the share-based compensation expense, for which there is no associated income tax benefit or expense. The unconventional effective tax rate in fiscal year 2021 is primarily due to the increase in the amount of non-deductible items associated with share-based compensation, relative to income before provision for income taxes for fiscal year 2021. The increase in the amount of non-taxable items associated with share-based compensation during fiscal year 2021 was driven by the $111.4 million remeasurement adjustment related to the increase in the value of the incentive units as indicated by the Torrid Holding LLC equity value as of June 30, 2021, following the pricing of our IPO. Please refer to "Note 14—Share-Based Compensation" for further discussion regarding the $111.4 million remeasurement adjustment.

Excess tax benefits or detriments associated with share-based payment awards are recognized as income tax benefits or expense in the consolidated statements of operations and comprehensive income (loss). The tax effects of exercised or vested awards are treated as discrete items in the reporting period in which they occur. The income tax detriment resulting from share-based awards was $1.7 million for fiscal year 2022 and is reflected as an increase to the income tax provision.

As of the end of fiscal year 2022, we had accumulated undistributed earnings and profits of our foreign subsidiary of approximately $8.1 million. We continue to treat undistributed earnings of our foreign subsidiary as indefinitely reinvested according to our current operating plans and no deferred tax liability has been recorded for potential future taxes related to such earnings. According to current tax law, any future dividends paid from our foreign subsidiary will not be subject to income tax in the United States, except for withholding taxes and state taxes, which are not material. We have made a determination on our accounting policy choice to treat taxes related to GILTI as a period cost.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law, and has resulted in significant changes to the U.S. federal corporate tax law. The CARES Act provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses, temporary changes to the prior and future limitations on interest deductions, temporary suspension of certain payment requirements for the employer portion of Social Security taxes, technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property, and the creation of certain refundable employee retention credits. Additionally, several state and foreign jurisdictions have enacted additional legislation to comply with federal changes. On December 27, 2020, the Consolidated Appropriations Act ("CAA") was enacted in further response to the COVID-19 pandemic. The CAA, among other things, revised certain tax measures enacted under the CARES Act, such as the deductibility of payroll tax credits, charitable contributions for corporate taxpayers, certain meals and entertainment expenses paid or incurred in calendar years 2021 and 2020, and employment retention credit claims. On March 11, 2021, the American Rescue Plan Act ("ARPA") was signed into law with additional funding for COVID-19 pandemic relief. The ARPA includes the expansion of employment retention credit claims and other pandemic funding provisions. On August 16, 2022, the Inflation Reduction Act of 2022 (the "IR Act") was enacted to reduce inflation and promote clean energy in the United States. Among other things, the IR Act introduced a 15% alternative minimum tax based on the adjusted financial statement income of corporations or their predecessors with a three-year taxable year average annual adjusted financial statement income in excess of $1 billion and imposes a 1% excise tax on the fair market value of stock repurchases made by covered corporations after December 31, 2022. In addition, the current administration has announced a proposal to increase such excise tax to 4%. The IR Act also includes provisions intended to mitigate climate change by, among others, providing tax credit incentives for reductions in greenhouse gas emissions. We have considered the applicable CARES Act, CAA, ARPA and IR Act tax law changes in our tax provision for the year ended January 28, 2023, and continue to evaluate the impact of these tax law changes on future periods.

Uncertain Tax Positions

The amount of income taxes we pay is subject to ongoing audits by taxing authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of the relevant risks, facts and circumstances existing at the time. We believe that we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may impact our effective tax rate. As of the end of fiscal year 2022, the total liability for income taxes associated with unrecognized tax benefits, including interest and penalties, was $3.8 million ($3.3 million, net of federal benefit). As of the end of fiscal year 2021, the total liability for income taxes associated with unrecognized tax benefits, including interest and penalties, was $4.0 million ($3.5 million, net of federal benefit). Our effective tax rate will be affected by any portion of this liability we may recognize.

We believe that it is reasonably possible that $1.7 million ($1.6 million net of federal benefit) of our liability for unrecognized tax benefits, of which the associated interest and penalties are not material, may be recognized in the next 12 months due to the expiration of statutes of limitations.

The following table reconciles the amount recorded for the liability for income taxes associated with unrecognized tax benefits as of the end of fiscal years 2022, 2021 and 2020 (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Unrecognized tax benefits at the beginning of the fiscal year	$ 3,293	$ 2,187	$ 1,308
Additions:			
Tax positions related to the current period	59	1,535	1,455
Tax positions related to the prior period	(356)	(429)	(576)
Unrecognized tax benefits at the end of the fiscal year	$ 2,996	$ 3,293	$ 2,187

Our continuing practice is to recognize interest and penalties related to unrecognized tax benefits as a tax expense. In fiscal years 2022, 2021 and 2020, tax expense related to interest and penalties was $0.8 million, $0.5 million and $0.3 million, respectively.

We operate stores throughout the United States, Puerto Rico and Canada, and as a result, we file income tax returns in the United States federal jurisdiction and various state, local and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities. The federal statute of limitations period is three years and most states follow this limitations period with few exceptions. Consequently, tax years between 2019 and 2021 are open for examination.

IT Asset Purchase Agreement with Hot Topic

In connection with the IT Asset Purchase Agreement we entered into with Hot Topic on August 1, 2019, we generated a tax amortizable basis of the $29.5 million purchase price, amortizable over three years commencing in fiscal year 2019. We recorded the $26.0 million variance between the $3.5 million net book value and $29.5 million tax amortizable basis of the information technology assets in equity, net of $6.7 million deferred tax. As of the end of fiscal year 2022, the tax basis has been fully amortized.

Note 14. Share-Based Compensation

Our share-based compensation expense, by award type, consists of the following (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Restricted stock units	$ 1,818	$ 4,040	$ —
Restricted stock awards	6,304	3,864	—
Performance-based restricted stock units	568	—	—
Stock options	972	514	—
Employee stock purchase plan	318	170	—
Remeasurement adjustments for incentive units	—	151,166	7,791
Share-based compensation expense before income taxes	9,980	159,754	7,791
Income tax detriment	340	293	—
Net share-based compensation expense	$ 10,320	$ 160,047	$ 7,791

On June 22, 2021, in connection with our IPO, our board of directors adopted the Torrid Holdings Inc. 2021 Long-Term Incentive Plan (the "2021 LTIP"), for employees, consultants and directors. The 2021 LTIP provides for the grant of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs") including performance-based restricted stock units ("PSUs"), stock awards, dividend equivalents, other stock-based awards, cash awards and substitute awards intended to align the interests of service providers, with those of our shareholders. As of the end of fiscal year 2022, 10,687,500 shares were authorized for issuance under the 2021 LTIP.

On June 22, 2021, in connection with our IPO, our board of directors adopted the Torrid Holdings Inc. 2021 Employee Stock Purchase Plan (the "ESPP"), intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986, as amended, in order to provide all of our eligible employees with a further incentive towards ensuring our success and accomplishing our corporate goals. The ESPP allows eligible employees to contribute up to 15% of their base earnings towards

purchases of common stock, subject to an annual maximum. The purchase price is 85% of the lower of (i) the fair market value of the stock on the date of enrollment and (ii) the fair market value of the stock on the last day of the related purchase period. As of the end of fiscal year 2022, 3,650,000 shares were authorized for issuance under the ESPP.

Incentive Units

Prior to the IPO, Torrid Holding LLC issued 13,660,000 Class A, Class B, Class C, Class D, Class E, Class F, Class G, Class H and Class J Torrid incentive units, in the aggregate, net of forfeitures, to certain members of our management.

We recognized the impact of share-based compensation associated with incentive units issued by Torrid Holding LLC in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). The share-based compensation expense and related capital contribution are reflected in our consolidated financial statements as these awards were deemed to be for our benefit. The intent of the incentive units was to provide profit-sharing opportunities to management rather than equity ownership in our then parent, Torrid Holding LLC. The incentive units did not have any voting or distribution rights and contained a repurchase feature, whereby upon termination, Torrid Holding LLC had the right to purchase from former employees any or all of the vested incentive units at fair value. In addition, although the fair value of the incentive units was determined through an option pricing methodology that utilized the possible equity values of Torrid Holding LLC, the settlement amounts and method of settlement of the incentive units were at the discretion of our board of directors. Based on these aforementioned features and characteristics, we determined that the incentive units were in-substance liabilities accounted for as liability instruments in accordance with ASC 710, *Compensation*. The incentive units were remeasured based on the fair value of the awards at the end of each reporting period. We recorded the expense associated with changes in the fair value of these incentive units as a capital contribution from our former parent, Torrid Holding LLC, as our former parent is the legal obligor for the incentive units.

The incentive units were valued utilizing a contingent claims analysis ("CCA") methodology based on a Black-Scholes OPM. Under the OPM, each class of incentive units was modeled as a call option with a unique claim on the assets of Torrid Holding LLC. The characteristics of each class of incentive units determined the uniqueness of the claim on the assets of Torrid Holding LLC. The OPM used to value the incentive units incorporated various assumptions, including the time to liquidity event, equity volatility and risk-free interest rate of return. Equity volatility was based on the historical volatilities of comparable publicly traded companies for the time horizon equal to the time to the anticipated liquidity event; and the risk-free interest rate was for a term corresponding to the time to liquidity event. The assumptions underlying the valuation of the incentive units represented our best estimates, which involved inherent uncertainties and the application of our judgment. The most recent remeasurement of the fair value of the incentive units utilizing the CCA methodology was performed as of May 1, 2021.

During the second quarter of fiscal year 2021, we recorded a share-based compensation expense remeasurement adjustment of $111.4 million related to the increase in the value of the incentive units as indicated by the Torrid Holding LLC equity value as of June 30, 2021, following the pricing of our IPO. The vested portion of the incentive units was exchanged for 13,353,122 shares of our common stock of an equivalent fair value as the vested incentive units and the unvested portion was cancelled. As such, the fair value of these incentive units is no longer recognized in our consolidated statements of operations and comprehensive income (loss).

During fiscal years 2021 and 2020, we recognized share-based compensation expense of $159.8 million and $7.8 million, respectively, primarily due to an increase in the Torrid Holding LLC equity value.

RSUs

RSUs are awarded to certain employees, non-employee directors and consultants and entitle the grantee to receive shares of common stock at the end of a vesting period, subject to the employee's continued employment or service as a director or consultant. In general, RSUs vest in equal installments each year over 4 years.

Pursuant to the agreements we entered into with certain members of our management, upon completion of the IPO, such employees received one-time grants of RSUs ("IPO Awards") in an aggregate amount equal to $5.7 million. 50% of the IPO Awards were fully vested on the date of grant, and the remaining 50% will vest in equal installments on the first, second and third anniversaries of the date of our IPO. These members of our management must remain employed by us through each vesting date in order to vest in the applicable portions of their IPO Awards. Consequently, we recognized $2.8 million of share-based compensation expense related to these IPO Awards upon the consummation of our IPO with the remainder recognized over the three-year vesting period.

PSUs are awarded to certain employees, non-employee directors and consultants and entitle the grantee to receive shares of common stock based on the achievement of various company performance targets and market conditions. In general, PSUs vest in equal installments over a three-year period subject to the achievement of the performance targets or market conditions.

RSU activity, including IPO Awards and PSUs, during fiscal year 2022 under the 2021 LTIP consists of the following (in thousands except per share amounts):

	Shares	Weighted average grant date value per share
Nonvested, January 29, 2022	278	$ 26.75
Granted	1,371	$ 5.07
Vested	(66)	$ 25.65
Forfeited	(197)	$ 18.07
Nonvested, January 28, 2023	1,386	$ 6.55

As of the end of fiscal year 2022, unrecognized compensation expense related to unvested RSUs, including PSUs, was $7.2 million, which is expected to be recognized over a weighted average period of approximately 2.5 years. The total vesting date fair value of RSUs which vested during fiscal year 2022 was $0.3 million.

The weighted average grant date fair value of PSUs granted during fiscal year 2022 was $4.15 per share and was estimated at the grant date using a Monte Carlo simulation following a Geometric Brownian Motion with the following weighted average assumptions:

Dividend yield	— %
Expected volatility(1)	70.7 %
Risk-free interest rate(2)	3.2 %
Expected term(3)	3.00 years
Grant date fair value per share	$ 4.15

(1) The expected volatility is estimated based on the historical volatility of a select peer group of similar publicly traded companies for a term that is consistent with the expected term of the PSUs.
(2) The risk-free interest rates are based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected term of the PSUs.
(3) The expected term of the PSUs represents the time period from the grant date and the full vesting date.

Restricted Stock Awards

Restricted stock awards are awarded to certain employees, non-employee directors and consultants, subject to the employee's continued employment or service as a director or consultant. Restricted stock awards vest over periods ranging from 2 to 4 years, subject to the employee's continued employment or service as an employee, non-employee director or consultant, as applicable, on each vesting date.

Restricted stock award activity during fiscal year 2022 under the 2021 LTIP consists of the following (in thousands except per share amounts):

	Shares	Weighted average grant date fair value per share
Nonvested, January 29, 2022	532	$ 27.00
Granted	—	
Vested	(241)	$ 27.00
Forfeited	(80)	$ 27.00
Nonvested, January 28, 2023	211	$ 27.00

As of the end of fiscal year 2022, unrecognized compensation expense related to unvested restricted stock awards was $5.0 million, which is expected to be recognized over a weighted average period of approximately 1.3 years. The total vesting date fair value of restricted stock awards which vested during fiscal year 2022 was $1.4 million.

Stock Options

Stock options generally vest in equal installments each year over 4 years and generally expire 10 years from the grant date.

Stock option activity under the 2021 LTIP consists of the following (in thousands except per share and contractual life amounts):

	Shares	Weighted average exercise price per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding, January 29, 2022	337	$ 21.03	9.4	$ —
Granted	1,420	$ 5.58		
Exercised	—			
Expired / forfeited	(313)	$ 13.90		
Outstanding, January 28, 2023	1,444	$ 7.38	9.4	$ 114.6
Exercisable, January 28, 2023	44	$ 21.03		

The weighted average grant date fair value of stock option awards granted during fiscal year 2022 was $3.25 per option and was estimated at the grant date using the Black-Scholes OPM with the following weighted average assumptions:

Dividend yield	— %
Expected volatility(1)	59.0 %
Risk-free interest rate(2)	3.1 %
Expected term(3)	6.25 years
Grant date fair value per share	$ 3.25

(1) The expected volatility is estimated based on the historical volatility of a select peer group of similar publicly traded companies for a term that is consistent with the expected term of the stock options.

(2) The risk-free interest rates are based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected term of the stock options.

(3) The expected term of the stock options represents the estimated period of time until exercise and is calculated using the simplified method.

As of the end of fiscal year 2022, unrecognized compensation expense related to unvested stock options was $4.8 million, which is expected to be recognized over a weighted average period of approximately 3.4 years.

Note 15. Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following (in thousands):

	January 28, 2023	January 29, 2022
Noncurrent portion of lease incentives	$ 1,097	$ 1,053
Noncurrent income taxes payable	3,769	3,991
Deferred PLCC Funds	3,958	—
Other	291	—
Other noncurrent liabilities	$ 9,115	$ 5,044

Note 16. Commitments and Contingencies

Operating Lease Agreements

We have entered into operating lease agreements for retail, distribution and office space; and vehicles and equipment, under primarily non-cancelable leases with terms ranging from approximately two to seventeen years. Please refer to "Note 9—Leases" for further discussion regarding our leases.

Litigation

In November 2022, a class action complaint was filed against us in the U.S. District Court for the Central District of California, captioned Sandra Waswick v. Torrid Holdings Inc., et al. The complaint alleges that certain statements in our registration statement on Form S-1 related to our IPO were allegedly false and misleading. We believe that these allegations are without merit and intend to vigorously defend ourselves against these claims. We are currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any.

From time to time, we are involved in other matters of litigation that arise in the ordinary course of business. Though significant litigation or awards against us could seriously harm our business and financial results, we do not at this time expect these other matters of litigation to have a material adverse effect on our consolidated financial statements.

Indemnities, Commitments and Guarantees

During the ordinary course of business, we have made certain other indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. These indemnities include those given to various lessors in connection with facility leases for certain claims arising from such facility or lease and indemnities to our board of directors and officers to the maximum extent permitted. Commitments include those given to various merchandise vendors and suppliers. From time to time, we have issued guarantees in the form of standby letters of credit as security for workers' compensation claims. (Our letters of credit are discussed in more detail in "Note 12—Debt Financing Arrangements"). The durations of these indemnities, commitments and guarantees vary. Some of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments we could be obligated to make. We have not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated financial statements as no demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated financial statements.

Note 17. Stockholders' Deficit

Torrid was formed on October 29, 2019 and capitalized on February 20, 2020. Torrid is authorized to issue 1.0 billion shares of common stock at $0.01 par value, and 5.0 million shares of preferred stock at $0.01 par value. Torrid had 103,774,813 shares of common stock and no shares of preferred stock issued and outstanding as of January 28, 2023. Historical periods prior to the formation of Torrid have been revised to reflect our current capital structure.

On June 22, 2021, Torrid's stockholder approved an amendment to Torrid's certificate of incorporation to (i) effect a 110,000-for-1 stock split of all shares of the issued and outstanding common stock, which was effected on June 22, 2021 and (ii) authorize 5.0 million shares of preferred stock. All share and per-share data in the financial statements and notes to the financial statements has been retroactively adjusted to reflect the stock split for all periods presented. The par value of the common stock was not adjusted as a result of the stock split.

Note 18. Share Repurchases

On December 6, 2021, our board of directors authorized a share repurchase program under which we may purchase up to $100.0 million of our outstanding common stock. Repurchases may be made from time to time, depending upon a variety of factors, including share price, corporate and regulatory requirements, and other market and business conditions, as determined by us. We may purchase shares of our common stock in the open market at current market prices at the time of purchase, in privately negotiated transactions, or by other means. The authorization does not, however, obligate us to acquire any particular amount of shares, and the share repurchase program may be suspended or terminated at any time at our discretion. As of January 28, 2023, we had approximately $44.9 million remaining under the share repurchase program.

Share repurchase activity consists of the following (in thousands except share and per share amounts):

	Fiscal Year Ended	
	January 28, 2023	January 29, 2022
Number of shares repurchased	4,464,367	2,315,266
Total cost	$ 31,700	$ 23,352
Average per share cost including commissions	$ 7.10	$ 10.09

Note 19. Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share is applicable only in periods of net income and is computed by dividing net income by the weighted average number of common shares outstanding for the period, inclusive of potentially dilutive common shares outstanding for the period. Periods of net loss require the diluted computation to be the same as the basic computation. During fiscal year 2022, there were approximately 0.1 million potentially dilutive common share equivalents outstanding that were included in the computation of diluted earnings per share. During fiscal years 2021 and 2020, there were no potentially dilutive common share equivalents outstanding that were included in the computation of diluted earnings per share. During fiscal year 2022, there were approximately 0.9 million restricted stock awards and RSUs, including PSUs, and approximately 0.9 million stock options outstanding, which were excluded from the computation of diluted earnings per share as those awards would have been anti-dilutive or were PSUs with performance conditions that had not yet been achieved. During fiscal year 2021 there were approximately 0.9 million restricted stock awards and RSUs and approximately 0.3 million stock options outstanding, which were excluded from the computation of diluted earnings per share as those awards would have been anti-dilutive.

Note 20. Fair Value Measurements

We carry certain of our assets and liabilities at fair value in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value require us to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or other inputs other than quoted prices that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities, including interest rates and yield curves, and market corroborated inputs.

Level 3: Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These are valued based on our estimates and assumptions that market participants would use in pricing the asset or liability.

Financial assets and liabilities measured at fair value on a recurring basis as of the end of fiscal year 2022 consisted of the following (in thousands):

	January 28, 2023	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds (cash equivalent)	$ 29	$ 29	$ —	$ —
Total assets	$ 29	$ 29	$ —	$ —
Liabilities:				
Deferred compensation plan liability (noncurrent)	$ 4,246	$ —	$ 4,246	$ —
Total liabilities	$ 4,246	$ —	$ 4,246	$ —

Financial assets and liabilities measured at fair value on a recurring basis as of the end of fiscal year 2021 consisted of the following (in thousands):

	January 29, 2022	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds (cash equivalent)	$ 11,411	$ 11,411	$ —	$ —
Total assets	$ 11,411	$ 11,411	$ —	$ —
Liabilities:				
Deferred compensation plan liability (noncurrent)	$ 6,873	$ —	$ 6,873	$ —
Total liabilities	$ 6,873	$ —	$ 6,873	$ —

The fair value of our money market funds is based on quoted prices in active markets. The deferred compensation plan liability represents the amount that would be earned by participants if the funds were invested in securities traded in active markets. The fair value of the deferred compensation plan liability is determined based on quoted prices of similar assets that are traded in observable markets, or represents the cash withheld by participants prior to any investment activity.

Note 21. Quarterly Financial Data (Unaudited)

In the fourth quarter of fiscal year 2022, we made a voluntary change in our accounting policy regarding the classification of PLCC Funds. Historically, we recorded PLCC Funds as a reduction to selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Under the new policy, we record PLCC Funds in net sales in the consolidated statements of operations and comprehensive income (loss). This reclassification does not have any impact on income from operations, income before provision for income taxes, net income (loss) or earnings (loss) per share and there was no cumulative effect to stockholders' deficit or net assets. This reclassification has been retrospectively applied to all prior periods presented.

The recognition of PLCC Funds in net sales is preferable because it will enhance the comparability of our financial statements with those of many of our industry peers and provide greater transparency into performance metrics relevant to our industry by showing the gross impact of the funds received as net sales instead of as a reduction to selling, general and administrative expenses.

The following table shows the impact of this change in accounting policy for all previously reported fiscal quarters during fiscal years 2022 and 2021:

	Three Months Ended							
As Previously Reported	**January 28, 2023[(A)]**	**October 29, 2022**	**July 30, 2022**	**April 30, 2022**	**January 29, 2022**	**October 30, 2021**	**July 31, 2021**	**May 1, 2021**
Net sales	$ 294,817	$ 290,034	$ 340,876	$ 328,409	$ 313,936	$ 306,241	$ 332,870	$ 325,747
Cost of goods sold	205,049	198,263	222,030	203,263	214,767	181,094	183,150	180,815
Gross profit	89,768	91,771	118,846	125,146	99,169	125,147	149,720	144,932
Selling, general and administrative expenses	71,426	59,180	65,928	67,431	65,579	66,399	179,041	109,913
Marketing expenses	15,827	12,638	13,502	17,974	17,378	15,023	10,728	9,525
Income (loss) from operations	$ 2,515	$ 19,953	$ 39,416	$ 39,741	$ 16,212	$ 43,725	$ (40,049)	$ 25,494
Adjustment								
Net sales	$ 6,411	$ 10,167	$ 12,646	$ 4,784	$ 4,713	$ 4,649	$ 4,637	$ 4,478
Cost of goods sold	—	—	—	—	—	—	—	—
Gross profit	6,411	10,167	12,646	4,784	4,713	4,649	4,637	4,478
Selling, general and administrative expenses	6,411	10,167	12,646	4,784	4,713	4,649	4,637	4,478
Marketing expenses	—	—	—	—	—	—	—	—
Income (loss) from operations	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
As Adjusted								
Net sales	$ 301,228	$ 300,201	$ 353,522	$ 333,193	$ 318,649	$ 310,890	$ 337,507	$ 330,225
Cost of goods sold	205,049	198,263	222,030	203,263	214,767	181,094	183,150	180,815
Gross profit	96,179	101,938	131,492	129,930	103,882	129,796	154,357	149,410
Selling, general and administrative expenses	77,837	69,347	78,574	72,215	70,292	71,048	183,678	114,391
Marketing expenses	15,827	12,638	13,502	17,974	17,378	15,023	10,728	9,525
Income (loss) from operations	$ 2,515	$ 19,953	$ 39,416	$ 39,741	$ 16,212	$ 43,725	$ (40,049)	$ 25,494

(A) The amounts for the three months ended January 28, 2023 have not been previously reported but are presented based on the previous classification.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Management's Evaluation of Disclosure Controls and Procedures

We, under the supervision of and with the participation of our management, including our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer), have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 28, 2023, to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The Securities and Exchange Commission ("SEC"), as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules which require us to include in this Annual Report on Form 10-K, an assessment by management of the effectiveness of our internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our internal control over financial reporting as of January 28, 2023 based on the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this evaluation, our management concluded that our internal control over financial reporting was effective as of January 28, 2023.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. The effectiveness of our internal control over financial reporting has not been audited by our independent registered public accounting firm because we are a "non-accelerated filer" as defined under SEC rules.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal quarter ended January 28, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

On March 22, 2023, our board of directors adopted and approved, effective immediately, amended and restated bylaws (as amended and restated, the "Amended and Restated Bylaws") of the Company. The Amended and Restated Bylaws, among other things, revise procedures and disclosure requirements for stockholders to provide notice of the nomination of directors and the submission of proposals for consideration at annual meetings of the stockholders of the Company, including, among other things, adding a requirement that a stockholder seeking to nominate director(s) deliver to the Company reasonable evidence that it has complied with the requirements of Rule 14a-19 of the Exchange Act no later than five business days before the meeting; and make certain other administrative, modernizing, clarifying and conforming changes, including making updates to reflect recent amendments to the DGCL.

The foregoing description of the Amended and Restated Bylaws is not complete and is qualified in its entirety by reference to the complete text of the Amended and Restated Bylaws, which is filed as Exhibit 3.2 hereto and are incorporated herein by reference.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference to the sections entitled "Board of Directors and Corporate Governance" in the 2022 Proxy Statement.

We have adopted a code of ethics, our Code of Business Conduct and Ethics, which applies to all employees including our principal executive officer, principal financial officer and persons performing similar functions. Our Code of Business Conduct and Ethics is available on our website, www.torrid.com, under "Investors, Governance, Governance Documents, Code of Business Conduct." Any amendments and waivers to our Code of Business Conduct and Ethics will also be available on the website.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to the sections entitled "Executive and Director Compensation" in the 2022 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" in the 2022 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the sections entitled "Certain Relationships and Related Party Transactions" in the 2022 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to the sections entitled "Ratification of Appointment of Independent Registered Public Accounting Firm" in the 2022 Proxy Statement.

Part IV

Item 15. Exhibit and Financial Statement Schedules

(a) Financial Statements

See "Index to Consolidated Financial Statements" in Part II, Item 8 of this Annual Report on Form 10-K.

(b) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(c) Financial Statement Schedules

All financial statement schedules have been omitted, since the required information is not applicable, or because the information required is included in the consolidated financial statements and accompanying notes.

Exhibit Index

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Torrid Holdings Inc. (Incorporated by reference to Exhibit 3.1 to Torrid's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2021).
3.2*	Amended and Restated Bylaws of Torrid Holdings Inc.
4.1*	Description of Registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.
10.1	Term Loan Credit Agreement, dated June 14, 2019, among Torrid Inc., Torrid LLC, Cortland Capital Market Services LLC, as administrative agent and collateral agent, KKR Credit Advisors (US) LLC, as structuring advisor, KKR Capital Markets LLC, as sole lead arrange and bookrunner and the lenders party thereto. (Incorporated by reference to Exhibit 10.1 to Torrid's Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 7, 2021).
10.2	Amendment No. 1 to the Credit Agreement, dated September 17, 2020, among Torrid Intermediate LLC (f/k/a Torrid Inc.), Torrid LLC, Cortland Capital Market Services LLC, as administrative agent, and the lenders party thereto. (Incorporated by reference to Exhibit 10.2 to Torrid's Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 7, 2021).
10.3	Amended and Restated Credit Agreement, dated October 23, 2017, among Torrid LLC, the borrowers and guarantors named therein, Bank of America, N.A. Wells Fargo Bank, National Association, as joint lead arrangers and joint bookrunning managers, and the other lenders party thereto. (Incorporated by reference to Exhibit 10.3 to Torrid's Amendment No. 2 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 30, 2021).
10.4	Amendment No. 1 to the Amended and Restated Credit Agreement, dated June 14, 2019, among Torrid Inc., Torrid LLC, Bank of America, N.A., as administrative and collateral agent, and the lenders party thereto. (Incorporated by reference to Exhibit 10.4 to Torrid's Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 7, 2021).
10.5	Amendment No. 2 to the Amended and Restated Credit Agreement, dated September 4, 2019, Torrid LLC, Torrid Intermediate LLC (f/k/a Torrid Inc.), Bank of America, N.A., as administrative and collateral agent, and the lenders party thereto. (Incorporated by reference to Exhibit 10.5 to Torrid's Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 7, 2021).
10.6	Amended and Restated Services Agreement, dated March 21, 2019, between Torrid LLC and Hot Topic Inc. (Incorporated by reference to Exhibit 10.6 to Torrid's Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 7, 2021).
10.7	Amendment to Amended and Restated Services Agreement, dated August 1, 2019, between Torrid LLC and Hot Topic Inc. (Incorporated by reference to Exhibit 10.7 to Torrid's Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 7, 2021).
10.8	Services Agreement, dated August 1, 2019, between Torrid LLC and Hot Topic Inc. (Incorporated by reference to Exhibit 10.8 to Torrid's Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 7, 2021).
10.9	Stockholders' Agreement (Incorporated by reference to Exhibit 10.2 to Torrid's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2021).
10.10	Registration Rights Agreement (Incorporated by reference to Exhibit 10.1 to Torrid's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2021).
10.11+	Employment Agreement, dated December 13, 2019, by and between Torrid LLC and Elizabeth Muñoz (Incorporated by reference to Exhibit 10.11 to Torrid's Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 7, 2021).
10.12+	Employment Agreement, dated December 13, 2019, by and between Torrid LLC and Marc Katz (Incorporated by reference to Exhibit 10.12 to Torrid's Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 7, 2021).
10.13+	Employment Offer and Agreement, dated May 14, 2018, by and between Torrid LLC and Michael Salmon (Incorporated by reference to Exhibit 10.13 to Torrid's Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 7, 2021).
10.14+	Employment Offer and Agreement, dated August 9, 2019, by and between Torrid LLC and Anne Stephenson (Incorporated by reference to Exhibit 10.14 to Torrid's Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 7, 2021).
10.15+	Torrid Holdings Inc. Long-term Incentive Plan. (Incorporated by reference to Exhibit 10.15 to Torrid's Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 23, 2021).

10.16	Credit Agreement, dated June 14, 2021, among Torrid LLC, Torrid Intermediate LLC, Bank of America, N.A., as administrative and collateral agent, and the lenders party thereto. (Incorporated by reference to Exhibit 10.16 to Torrid's Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 23, 2021).
10.17	Amendment No. 3 to the Amended and Restated Credit Agreement, dated June 14, 2021, among Torrid LLC, the other borrowers party thereto, Torrid Intermediate LLC (f/k/a Torrid Inc.), the other guarantors party thereto, Bank of America, N.A., as administrative and collateral agent, and the lenders party thereto. (Incorporated by reference to Exhibit 10.17 to Torrid's Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 23, 2021).
10.18+	Form of Restricted Stock Agreement. (Incorporated by reference to Exhibit 10.18 to Torrid's Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 23, 2021).
10.19+	Form of Restricted Stock Unit Agreement. (Incorporated by reference to Exhibit 10.19 to Torrid's Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 23, 2021).
10.20+	Form of Nonqualified Stock Option Agreement. (Incorporated by reference to Exhibit 10.20 to Torrid's Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 23, 2021).
10.21+	Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.21 to Torrid's Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 23, 2021).
10.22+	Form of Director and Officer Indemnification Agreement. (Incorporated by reference to Exhibit 10.22 to Torrid's Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on June 23, 2021).
10.23+	Amendment No. 1 to Employment Agreement by and among Torrid LLC, Torrid Holdings Inc. and Elizabeth Muñoz, dated as of May 2, 2022 (Incorporated by reference to Exhibit 10.1 to Torrid's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2022).
10.24+	Employment Agreement by and between Lisa M. Harper and Torrid Holdings Inc., dated as of May 3, 2022 (Incorporated by reference to Exhibit 10.2 to Torrid's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2022).
10.25+	Performance Stock Unit Agreement by and between Lisa M. Harper and Torrid Holdings Inc., dated as of May 3, 2022 (Incorporated by reference to Exhibit 10.3 to Torrid's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2022).
10.26+	First Amendment to the Services Agreement between Torrid LLC and Hot Topic Inc., dated July 31, 2022 (Incorporated by reference to Exhibit 10.5 to Torrid's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 7, 2022).
10.27+	Employment Agreement by and between Tim Martin and Torrid Holdings Inc., dated as of August 1, 2022 (Incorporated by reference to Exhibit 10.1 to Torrid's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2022).
10.28+	Form of Performance Stock Unit Agreement (Incorporated by reference to Exhibit 10.6 to Torrid's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 7, 2022).
10.29+	Separation Agreement by and between Kelly McGuire Diehl and Torrid Holdings Inc., dated as of November 22, 2022 (Incorporated by reference to Exhibit 10.1 to Torrid's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2022).
10.30+	Second Amendment to the Services Agreement between Torrid LLC and Hot Topic Inc., dated September 30, 2022 (Incorporated by reference to Exhibit 10.2 to Torrid's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2022).
10.31+	Third Amendment to the Services Agreement between Torrid LLC and Hot Topic Inc., dated December 1, 2022 (Incorporated by reference to Exhibit 10.3 to Torrid's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2022).
10.32+*	Separation Agreement by and between Michael Salmon and Torrid Holdings Inc., dated as of January 5, 2023
18.1*	Letter from PricewaterhouseCoopers LLP related to change in preferable accounting principles dated March 28, 2023
21.1*	List of subsidiaries of Torrid Holdings Inc.
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
31.1**	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2**	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101*	Interactive Data Files (formatted as Inline XBRL)
104*	Cover Page Interactive Data Files (Embedded within the Inline XBRL document and included in Exhibit 101)

+ Indicates a management contract or compensatory plan or arrangement.

* Filed herewith

** Furnished herewith

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2023.

Torrid Holdings Inc.

By:	/S/ LISA HARPER
Name:	Lisa Harper
Title:	Chief Executive Officer and Director (Principal Executive Officer)

By:	/S/ TIM MARTIN
Name:	Tim Martin
Title:	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ LISA HARPER Lisa Harper	Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2023
/S/ TIM MARTIN Tim Martin	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	March 28, 2023
/S/ STEFAN L. KALUZNY Stefan L. Kaluzny	Chairman of the Board and Director	March 28, 2023
/S/ DARY KOPELIOFF Dary Kopelioff	Director	March 28, 2023
/S/ THEO KILLION Theo Killion	Director	March 28, 2023
/S/ VALERIA RICO NIKOLOV Valeria Rico Nikolov	Director	March 28, 2023
/S/ MICHAEL SHAFFER Michael Shaffer	Director	March 28, 2023

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Executive Management & Board of Directors



EXECUTIVE MANAGEMENT*

Lisa Harper
CHIEF EXECUTIVE OFFICER

Tim Martin
CHIEF OPERATING OFFICER and CHIEF FINANCIAL OFFICER

Vivian Alhorn
CHIEF MARKETING OFFICER

Mark Mizicko
CHIEF COMMERCIAL OFFICER

Elizabeth Muñoz
CHIEF CREATIVE OFFICER

Hyon Park
CHIEF TECHNOLOGY OFFICER

Bridgett Zeterberg
CHIEF HUMAN RESOURCES OFFICER and CHIEF LEGAL OFFICER

BOARD OF DIRECTORS*

Stefan L. Kaluzny
CHAIRPERSON OF THE BOARD

Lisa Harper
CHIEF EXECUTIVE OFFICER and DIRECTOR

Theo Killion
LEAD INDEPENDENT DIRECTOR

Dary Kopelioff
DIRECTOR

Valeria Rico Nikolov
DIRECTOR

Michael Shaffer
DIRECTOR

* Please see our investor relations website (https://investors.torrid.com) under "Governance" for bios of our executive management and board of directors.



TORRID

2022 Annual Report